NO ACT

PE
2-25-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09038771

Received SEC
MAR 17 2009
Washington, DC 20549

March 17, 2009

John A. Godfrey
Executive Vice President, General
Counsel and Secretary
Pinnacle Entertainment, Inc.
3800 Howard Hughes Parkway
Las Vegas, NV 89169

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-17-09

Re: Pinnacle Entertainment, Inc.
Incoming letter dated February 25, 2009

Dear Mr. Godfrey:

This is in response to your letter dated February 25, 2009 concerning the shareholder proposal submitted to Pinnacle by the Laborers' District Council and Contractors' Pension Fund of Ohio. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Kenny Holland
Trustee
Laborers' District Council and
Contractors' Pension Fund of Ohio
77 Dorchester Square
Westerville, OH 43081-3351

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 17, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Pinnacle Entertainment, Inc.
Incoming letter dated February 25, 2009

The proposal relates to succession planning.

There appears to be some basis for your view that Pinnacle may exclude the proposal under rule 14a-8(e)(2) because Pinnacle received it after the deadline for submitting proposals. We note in particular your representation that Pinnacle received the submission after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Pinnacle omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon with Pinnacle relies.

We note that Pinnacle did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Pinnacle's request that the 80-day requirement be waived.

Sincerely,

Julie F. Bell
Attorney-Adviser

PINNACLE℠
ENTERTAINMENT

3800 Howard Hughes Parkway, Las Vegas, Nevada 89169
T 702.784.7777 F 702.784.7778 www.pnkinc.com

VIA ELECTRONIC MAIL
(shareholderproposals@sec.gov)
AND FEDERAL EXPRESS

February 25, 2009

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Pinnacle Entertainment, Inc.
Securities Exchange Act of 1934 – Rule 14a-8
Stockholder Proposal Submitted by the Laborers' District Council and Contractors' Pension Fund of Ohio

Ladies and Gentlemen:

Pinnacle Entertainment, Inc., a Delaware corporation ("Pinnacle" or the "Company"), is filing this letter to notify the U.S. Securities and Exchange Commission (the "Commission") that Pinnacle intends to exclude from its proxy statement and form of proxy for its 2009 annual meeting of stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal and supporting statement (together, the "Proposal") received on February 16, 2009 from the Laborers' District Council and Contractors' Pension Fund of Ohio (the "Proponent"), for the reasons set forth below. A copy of the Proposal is attached hereto as Exhibit A.

Pinnacle hereby respectfully requests that the Staff of the Commission's Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action against Pinnacle if it omits the Proposal from the 2009 Proxy Materials. In accordance with Rule 14a-8(j), under the Securities Exchange Act of 1934, as amended, enclosed are six copies of this letter and its attachments. As notice of Pinnacle's intention to exclude the Proposal from the 2009 Proxy Materials, a copy of this letter and its attachment is also being mailed to the Proponent and in accordance with the Proponent's request to Jennifer O'Dell of the Laborer's International Union of North America Corporate Governance Project and to Kenny Holland of the Laborers' District Council and Contractors' Pension Fund of Ohio.

Pinnacle intends to file its definitive 2009 Proxy Materials with the Commission on or about March 24, 2009. As a result of the Proposal being sent to Pinnacle on February 16, 2009, this letter is being filed with the Commission later than eighty (80) calendar days before Pinnacle intends to file its 2009 Proxy Materials with the Commission. Pursuant to Rule 14a-8(j), good cause exists for Pinnacle filing this letter later than the eighty (80) calendar days before Pinnacle files its 2009 Proxy Materials with the Commission because Pinnacle did not receive the Proposal until after the 80-day deadline had passed. As the Staff stated regarding Rule 14a-8(j) in Section D of Staff Legal Bulletin No. 14B (CF) (Sept. 15, 2004), "[t]he most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed."

BASES FOR EXCLUSION

Pinnacle believes that the Proposal may be excluded from the 2009 Proxy Materials in reliance on: (1) Rule 14a-8(e)(2) because Pinnacle received the Proposal at its principal executive offices on February 16, 2009, which was after the properly determined deadline of December 17, 2008 for receipt of stockholder proposals as set forth in Pinnacle's proxy statement for the prior year; and (2) Rule 14a-8(i)(7) because the Proposal deals with a matter relating to Pinnacle's ordinary business operations.

THE PROPOSAL

The proposal requests that Pinnacle adopt and disclose a CEO succession planning policy. Specifically, the Proposal states:

"**Resolved**: That the shareholders of Pinnacle Entertainment, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:

- The Board of Directors will review the plan annually;
- The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
- The Board will indentify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession plan to shareholders."

DISCUSSION

1. The Proposal may be excluded under Rule 14a-8(e)(2) because the Proposal was not received by Pinnacle at its Principal Executive Offices Prior to the Deadline.

Rule 14a-8(e)(2) provides that a stockholder proposal submitted in connection with a regularly-scheduled annual meeting "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Pinnacle's proxy statement released to stockholders in connection with its

2008 annual meeting (the "2008 Proxy Statement") was dated April 16, 2008. In accordance with Rule 14a-5(e), Pinnacle disclosed in the 2008 Proxy Statement the deadline for receipt of stockholder proposals for its 2009 annual meeting. Specifically, page 62 of Pinnacle's 2008 Proxy Statement (a copy of which is attached hereto as Exhibit B) states the following in the second paragraph under the heading "STOCKHOLDER PROPOSALS FOR THE NEXT ANNUAL MEETING":

> In order to be eligible for inclusion in the Company's proxy statement and proxy card for the next annual meeting pursuant to Rule 14a-8 under the Exchange Act, stockholder proposals would have to be received by the Secretary of the Company no later than December 17, 2008 if the next annual meeting were held on or near May 20, 2009. In the event that the Company elects to hold its next annual meeting more than 30 days before or after the anniversary of this Annual Meeting, such stockholder proposals would have to be received by the Company a reasonable time before the Company begins to print and send its proxy materials. Stockholder nominations of directors are not stockholder proposals within the meaning of Rule 14a-8 and are not eligible for inclusion in the Company's proxy statement.

Rule 14a-8(e)(2) provides that the calendar day advance receipt requirement does not apply if the current annual meeting has been changed by more than 30 days from the date of the prior year's meeting. Pinnacle's 2008 annual meeting of stockholders was held on May 20, 2008. Pinnacle's 2009 annual meeting is scheduled to be held on May 5, 2009. Accordingly, the date of the 2009 annual meeting has not been moved by more than 30 days from the date of the 2008 annual meeting, and thus, the proper deadline for stockholder proposals was December 17, 2008, as disclosed in Pinnacle's 2008 Proxy Statement.

The Staff has strictly construed the Rule 14a-8(e) deadline and consistently concurred with the exclusion of stockholder proposals pursuant to Rule 14a-8(e)(2) on the basis that such proposals were not timely submitted, even if these proposals were received only a few days after the deadline. See, e.g., *Alcoa Inc.* (available Feb. 3, 2009), *City National Corp.* (avail. Jan. 17, 2008) and *Tootsie Roll Industries, Inc.* (avail. Jan. 14, 2008). In support of the Staff's interpretation in the no-action letters listed above, the Staff has stated that shareholders should submit a proposal "well in advance of the deadline . . . ." Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001).

The Proponent submitted its Proposal sixty-one (61) calendar days after the deadline of December 17, 2008. Because the failure to timely submit a stockholder proposal is a deficiency that cannot be remedied, Pinnacle has not provided the Proponent with the 14-day notice and opportunity to cure under Rule 14a-8(f)(1). As stated in Rule 14a-8(f)(1), "A company need not provide [the proponent with] such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline." Therefore, Pinnacle is not required to send a notice of deficiency to the Proponent under Rule 14a-8(f)(1) for the Proposal to be excluded under Rule 14a-8(e)(2).

2. The Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal relates to Pinnacle's ordinary business operations.

Rule 14a-8(i)(7) permits a company to exclude a stockholder proposal from its proxy materials "if the proposal deals with a matter relating to the company's ordinary business operations." For the reasons discussed below, the Proposal is excludable from the 2009 Proxy Materials under Rule 14a-8(i)(7) because it deals with matters relating to Pinnacle's ordinary business operations; specifically, the management of the Pinnacle's CEO succession policies and practices.

The Proposal is nearly identical to the proposals submitted in the following no-action letters from the Staff: *American Capital, Ltd.* (avail. Feb. 5, 2009), *Citigroup Inc.* (avail. Feb. 3, 2009) and *Whole Foods Market* (avail. Nov. 25, 2008). In addition, the Proposal is substantially similar to other proposals with respect to CEO succession plans, which were also subject to no-action letters from the Staff: *Merrill Lynch* (avail. Feb. 12, 2008), *Bank of America Corp.* (avail. Jan. 4, 2008) and *Toll Brothers, Inc.* (avail. Jan. 2, 2008). In each of the above-referenced no-action letters, the Staff has confirmed that the respective submitting companies may exclude stockholder proposals regarding CEO succession plans from their annual meeting proxy materials pursuant to Rule 14a-8(i)(7) because the proposals relate to such company's ordinary business operations.

The policy rationale for the ordinary business exclusion was clarified by the Commission in Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission summarized the principal considerations in the application of the ordinary business exclusion and observed that the general underlying policy of the ordinary business exclusion is consistent with the policy of most state corporate laws: "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." In the 1998 Release, the Commission stated that one of the two central considerations underlying the ordinary business exclusion is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The Commission provided examples such as the "management of the workforce, such as the hiring, promotion, and termination of employees . . . ." The second consideration underlying the policy of the ordinary business exception is the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

Based upon the application of the foregoing policies, the Proposal clearly falls within the ordinary business exclusion. CEO succession planning necessarily involves the management of the Company's workforce and decisions regarding the hiring, promotion and termination decisions by the Company's board of directors. Succession planning is essentially a plan regarding the promotion of employees and the placement of employees within Pinnacle's management structure. Further, by specifying that Pinnacle's Board produce an annual report on its succession plan, the Proposal requests detailed information regarding features of the proposed succession planning and policy, which is a complex matter that stockholders cannot effectively supervise.

It is important to note that planning for and monitoring an executive succession plan, including CEO succession, is an identified function of Pinnacle's Corporate Governance Guidelines adopted by Pinnacle's Board of Directors (the "Guidelines") that are publicly available on Pinnacle's corporate website. The Guidelines provide that the Board's responsibilities include: (1) the selection and evaluation of senior management and planning for management succession; (2) reviewing the performance of the CEO periodically, taking into account, among other things, the CEO's individual performance and the performance of the Company in meeting its business goals; and (3) reviewing annually with the CEO short-term and long-term management succession plans, including plans for interim succession in the event of an unexpected occurrence. Accordingly, CEO succession planning is not an area in which the Proponent is attempting to fill an existing void in corporate governance and business operations. On the contrary, the Proponent would be actively interfering with ordinary business operations.

CONCLUSION

Based on the foregoing, Pinnacle hereby respectfully requests the Staff's concurrence that it will not recommend any enforcement action against Pinnacle if it omits the Proposal from its 2009 Proxy Materials pursuant to (1) Rule 14a-8(e)(2) because the Proponent has submitted the Proposal after the deadline for stockholder proposals and/or (2) Rule 14a-8(i)(7) because the Proposal deals with a matter that relates to Pinnacle's ordinary business operations.

Please direct any questions or comments regarding this request to the undersigned at Pinnacle Entertainment, Inc. 3800 Howard Hughes Parkway, Las Vegas, NV 89169 (telephone: 702-784-7777; facsimile: 702-784-7773).

Sincerely,

John A. Godfrey,
Executive Vice President, General
Counsel and Secretary

cc: Mr. Kenny Holland
Trustee
Laborers' District Council and Contractors' Pension Fund of Ohio
77 Dorchester Square
Westerville, Ohio 43081-3351

Ms. Jennifer O'Dell
Assistant Director
LIUNA Department of Corporate Affairs
905 16th Street, NW
Washington, DC 20006

Exhibit A

Ohio Laborers' Fringe Benefit Programs

OLFBP

"WORKING TO BENEFIT YOU"

OLDC-OCA INSURANCE FUND
LDC&C PENSION FUND OF OHIO
OHIO LABORERS' TRAINING & APPRENTICESHIP TRUST FUND
OLDC OCA COOPERATION & EDUCATION TRUST FUND

77 Dorchester Square • Westerville, Ohio 43081-3351 • (614) 898-9006 • (800) 236-6437 • Fax (614) 898 9169 • www.olfbp.com

Sent Via Fax 702-784-7778

February 16, 2009

Mr. John Godfrey
EVP, General Counsel and Corporate Secretary
Pinnacle Entertainment, Inc.
3800 Howard Hughes Parkway
Las Vegas, NV 89169

Dear Mr. Godfrey,

On behalf of the Laborers' District Council and Contractors' Pension Fund of Ohio ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Pinnacle Entertainment, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 1,020 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,

Kenny Holland
Trustee, Laborers' District Council and Contractors' Pension Fund of Ohio

Cc. Jennifer O'Dell
Enclosure

Resolved: That the shareholders of Pinnacle Entertainment, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:

- The Board of Directors will review the plan annually;
- The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
- The Board will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession plan to shareholders.

Supporting Statement:

CEO succession is one of the primary responsibilities of the board of directors. A recent study published by the NACD quoted a director of a large technology firm: "'A board's biggest responsibility is succession planning. It's the one area where the board is completely accountable, and the choice has significant consequences, good and bad, for the corporation's future." (*The Role of the Board in CEO Succession: A Best Practices Study, 2006*). The study also cited research by Challenger, Gray & Christmas that "CEO departures doubled in 2005, with 1228 departures recorded from the beginning of 2005 through November, up 102 percent from the same period in 2004."

In its 2007 study *What Makes the Most Admired Companies Great: Board Governance and Effective Human Capital Management*, Hay Group found that 85% of the Most Admired Company boards have a well defined CEO succession plan to prepare for replacement of the CEO on a long-term basis and that 91% have a well defined plan to cover the emergency loss of the CEO that is discussed at least annually by the board.

The NACD report identified several best practices and innovations in CEO succession planning. The report found that boards of companies with successful CEO transitions are more likely to have well-developed succession plans that are put in place well before a transition, are focused on developing internal candidates and include clear candidate criteria and a formal assessment process. Our proposal is intended to have the board adopt a written policy containing several specific best practices in order to ensure a smooth transition in the event of the CEO's departure. We urge shareholders to vote **FOR** our proposal.

Exhibit B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934
(Amendment No.)

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement
☐ **Confidential, For Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to § 240.14a-12

PINNACLE ENTERTAINMENT, INC.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount previously paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

PINNACLE
ENTERTAINMENT

PINNACLE ENTERTAINMENT, INC.
3800 HOWARD HUGHES PARKWAY
LAS VEGAS, NV 89169

April 16, 2008

Dear Fellow Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Pinnacle Entertainment, Inc. (referred to as the "Company"), to be held at the Four Seasons Hotel at 3960 Las Vegas Boulevard South, Las Vegas, Nevada 89119 on Tuesday, May 20, 2008, at 10:00 a.m. local time.

At the annual meeting, you will be asked to consider and vote upon the following matters:

- first, a proposal to elect nine directors to serve for the coming year on the Company's Board of Directors;
- second, a proposal to approve an amendment to the Company's 2005 Equity and Performance Incentive Plan, as amended (the "2005 Plan") to increase by 1,750,000 the maximum number of shares of the Company's Common Stock that may be issued or subject to awards under the 2005 Plan, to increase the maximum number of awards under the 2005 Plan that may be issued as incentive stock options from 3,000,000 to 4,750,000 shares and to make other technical amendments to the 2005 Plan, including removal of the changes to the 2005 Plan made by a prior amendment which changes never became operative;
- third, a proposal to re-approve the "performance-based" compensation provisions of the 2005 Plan to comply with the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended;
- fourth, a proposal to approve an amendment to the Company's Amended and Restated Directors Deferred Compensation Plan (the "Directors Plan") to increase by 50,000 the maximum number of shares of the Company's Common Stock that may be issued or subject to awards under the Directors Plan and to make other technical amendments;
- fifth, a proposal to ratify the appointment of Deloitte & Touche LLP as the Company's independent auditors for the 2008 fiscal year; and
- such other business as may properly come before the Annual Meeting or before any adjournments or postponements thereof.

Accompanying this letter is the formal Notice of Annual Meeting, Proxy Statement and Proxy Card relating to the annual meeting. The Proxy Statement contains important information concerning the directors to be elected at the annual meeting, the proposed amendment to the 2005 Plan, the proposed re-approval of the "performance-based" compensation provisions of the 2005 Plan, the proposed amendment to the Directors Plan and the ratification of auditors, all of which we would like you to approve.

Your vote is very important regardless of how many shares you own. We hope you can attend the annual meeting in person. However, whether or not you plan to attend the annual meeting, please complete, sign, date and return the Proxy Card in the enclosed envelope or submit your proxy via telephone or the internet as provided for in the Proxy Card. If you attend the annual meeting, you may vote in person if you wish, even though you may have previously returned your Proxy Card.

Sincerely,

Daniel R. Lee
Chairman of the Board of Directors
and Chief Executive Officer

PINNACLE ENTERTAINMENT, INC.
3800 HOWARD HUGHES PARKWAY
LAS VEGAS, NEVADA 89169

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 20, 2008

TO THE STOCKHOLDERS OF PINNACLE ENTERTAINMENT, INC.:

NOTICE IS HEREBY GIVEN that an Annual Meeting of Stockholders of Pinnacle Entertainment, Inc., a Delaware corporation ("Pinnacle" or the "Company"), will be held on Tuesday, May 20, 2008, at 10:00 a.m. local time, at the Four Seasons Hotel at 3960 Las Vegas Boulevard South, Las Vegas, Nevada 89119, and at any adjournments or postponements thereof (the "Annual Meeting"). At the Annual Meeting, the Company's stockholders will be asked to consider and vote upon:

1. The election of nine directors to serve on the Company's Board of Directors for the coming year, each to hold office until the next annual meeting of stockholders (and until each such director's successor shall have been duly elected and qualified);

2. The approval of an amendment to the Company's 2005 Equity and Performance Incentive Plan, as amended (the "2005 Plan") to increase by 1,750,000 the maximum number of shares of the Company's Common Stock that may be issued or subject to awards under the 2005 Plan, to increase the maximum number of awards under the 2005 Plan that may be issued as incentive stock options from 3,000,000 to 4,750,000 shares and to make other technical amendments to the 2005 Plan, including removal of the changes to the 2005 Plan made by a prior amendment which changes never became operative;

3. The re–approval of the "performance–based" compensation provisions of the 2005 Plan to comply with the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended;

4. The approval of an amendment to the Company's Amended and Restated Directors Deferred Compensation Plan (the "Directors Plan") to increase by 50,000 the maximum number of shares of the Company's Common Stock that may be issued or subject to awards under the Directors Plan and to make other technical amendments;

5. The ratification of the appointment of Deloitte & Touche LLP as the Company's independent auditors for the 2008 fiscal year; and

6. Such other business as may properly come before the Annual Meeting or before any adjournments or postponements thereof.

Information regarding the nine board nominees, the proposed amendment to the 2005 Plan, the proposed re–approval of the "performance–based" compensation provisions of the 2005 Plan, the proposed amendment to the Directors Plan and the ratification of the appointment of independent auditors is contained in the accompanying Proxy Statement, which you are urged to read carefully.

Only holders of record of the Company's Common Stock at the close of business on March 27, 2008 are entitled to notice of and to vote at the Annual Meeting or any adjournments or postponements thereof.

YOUR VOTE IS VERY IMPORTANT. TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE ANNUAL MEETING, YOU ARE URGED TO COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE POSTAGE PAID ENVELOPE PROVIDED OR SUBMIT YOUR PROXY VIA TELEPHONE OR THE INTERNET AS PROVIDED FOR IN THE PROXY CARD, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON. YOUR PROXY CAN BE WITHDRAWN BY YOU AT ANY TIME BEFORE IT IS VOTED.

BY ORDER OF THE BOARD OF DIRECTORS

John A. Godfrey
Secretary

Las Vegas, Nevada
April 16, 2008

PINNACLE ENTERTAINMENT, INC.
3800 HOWARD HUGHES PARKWAY
LAS VEGAS, NEVADA 89169

PROXY STATEMENT RELATING TO
ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 20, 2008

This Proxy Statement is being furnished to the stockholders of Pinnacle Entertainment, Inc., a Delaware corporation ("Pinnacle" or the "Company"), in connection with the solicitation of proxies by the Company's Board of Directors for use at the Annual Meeting of the Company's stockholders to be held on Tuesday, May 20, 2008, at 10:00 a.m. local time, at the Four Seasons Hotel at 3960 Las Vegas Boulevard South, Las Vegas, Nevada 89119, and at any adjournments or postponements thereof (the "Annual Meeting").

At the Annual Meeting, holders of the Company's Common Stock, $0.10 par value per share ("Pinnacle Common Stock"), will be asked to vote upon: (i) the election of nine directors to serve on the Company's Board of Directors for the coming year, each to hold office until the next annual meeting of stockholders (and until each such director's successor shall have been duly elected and qualified); (ii) the approval of an amendment to the Company's 2005 Equity and Performance Incentive Plan, as amended (the "2005 Plan") to increase by 1,750,000 the maximum number of shares of Pinnacle Common Stock that may be issued or subject to awards under the 2005 Plan, to increase the maximum number of awards under the 2005 Plan that may be issued as incentive stock options from 3,000,000 to 4,750,000 shares and to make other technical amendments to the 2005 Plan, including removal of the changes to the 2005 Plan made by a prior amendment which changes never became operative; (iii) the re-approval of the "performance-based" compensation provisions of the 2005 Plan to comply with the requirements of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"); (iv) the approval of an amendment to the Company's Amended and Restated Directors Deferred Compensation Plan (the "Directors Plan") to increase by 50,000 the maximum number of shares of Pinnacle Common Stock that may be issued or subject to awards under the Directors Plan and to make other technical amendments; (v) the ratification of the appointment of Deloitte & Touche LLP as our independent auditors for the 2008 fiscal year; and (vi) any other business that properly comes before the Annual Meeting.

This Proxy Statement and the accompanying Proxy Card are first being mailed to the Company's stockholders on or about April 18, 2008. The address of the principal executive offices of the Company is 3800 Howard Hughes Parkway, Las Vegas, Nevada 89169.

ANNUAL MEETING

Record Date; Outstanding Shares; Quorum

Only holders of record of Pinnacle Common Stock at the close of business on March 27, 2008 (the "Record Date") will be entitled to receive notice of and to vote at the Annual Meeting. As of the close of business on the Record Date, there were 59,954,181 shares of Pinnacle Common Stock outstanding and entitled to vote, held of record by 2,570 stockholders. A majority, or 29,975,591, of these shares, present in person or represented by proxy, will constitute a quorum for the transaction of business at the Annual Meeting. Each of the Company's stockholders is entitled to one vote for each share of Pinnacle Common Stock held as of the Record Date.

Voting of Proxies; Votes Required

Stockholders are requested to complete, date, sign and return the accompanying Proxy Card in the enclosed envelope. All properly executed, returned and unrevoked Proxy Cards will be voted in accordance with the instructions indicated thereon. Executed but unmarked Proxy Cards will be voted "FOR" the election of each director nominee listed on the Proxy Card, "FOR" the approval of the amendment to the 2005 Plan, "FOR" the re-approval of the "performance-based" compensation provisions of the 2005 Plan, "FOR" the approval of the amendment to the Directors Plan and "FOR" the ratification of the appointment of independent auditors for the 2008 fiscal year. The Company's Board of Directors does not presently intend to bring any business before the Annual Meeting other than that referred to in this Proxy Statement and specified in the Notice of the Annual Meeting. By signing the Proxy Cards, stockholders confer discretionary authority on the proxies (who are persons designated by the Board of Directors) to vote all shares covered by the Proxy Cards in their discretion on any other matter that may properly come before the Annual Meeting, including any motion made for adjournment of the Annual Meeting.

You may submit your proxy by telephone, on the internet or by mail. Proxies submitted by any of those methods will be treated in the same manner. If you are a stockholder of record, you may submit your proxy by signing and returning the enclosed proxy card, by telephone at 1-800-690-6903 or on the internet at http://www.proxyvote.com/.

Whether the proxy is submitted by mail, telephone or the internet, any stockholder who has given a proxy may revoke it at any time before it is exercised at the Annual Meeting by (i) filing a written revocation with, or delivering a duly executed proxy bearing a later date to, the Secretary of the Company, at 3800 Howard Hughes Parkway, Las Vegas, Nevada 89169, or (ii) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

Elections of directors are determined by a plurality of the votes cast at the Annual Meeting. The proposals to approve the amendment to the 2005 Plan, to re-approve the "performance-based" compensation provisions of the 2005 Plan and to approve of the amendment to the Directors Plan require approval by the affirmative vote of a majority of the votes cast "FOR," "AGAINST" or "ABSTAIN" with respect to each proposal in person or by proxy and entitled to vote at the Annual Meeting, provided that the total votes so cast on each proposal represents more than 50% of all shares entitled to vote on that proposal. The proposal to ratify the appointment of Deloitte & Touche LLP as the Company's independent auditors for the 2008 fiscal year requires approval by the affirmative vote of a majority of the votes cast "FOR" or "AGAINST."

Abstentions; Broker Non-Votes; Withheld Votes

A stockholder may vote to "ABSTAIN" on any proposal that may properly come before the Annual Meeting other than the election of directors. If a stockholder votes to "ABSTAIN," such stockholder's shares will be considered present at the Annual Meeting for purposes of determining a quorum on all matters and will be considered entitled to vote, but will have no effect with respect to the outcome of the vote to elect directors or to ratify the appointment of the Company's independent auditors. According to the New York Stock Exchange, or the NYSE, rules, a vote to "ABSTAIN" on the proposals to approve the amendment to the 2005 Plan, to re-approve the "performance-based" compensation provisions of the 2005 Plan and to approve the amendment to the Directors Plan will be considered as a vote cast with respect to such matter, and will have the same effect as a vote "AGAINST" such proposal. In addition, in the election of directors, a stockholder may withhold such stockholder's vote. Withheld votes will be excluded from the vote and will have no effect on the outcome of such election.

If an executed proxy is returned by a broker holding shares in street name that indicates that the broker does not have discretionary authority as to certain shares to vote on one or more matters, such shares will be considered present at the meeting for the purposes of determining a quorum, but will not be considered entitled to vote on such matter or matters. As such, broker non-votes will be counted for purposes of determining whether there is a quorum at the Annual Meeting and will have no effect on the proposals to approve the amendment to the 2005 Plan, to re-approve the "performance-based" compensation provisions of the 2005 Plan and to approve the amendment to the Directors Plan. However, even if a quorum is present, broker non-votes will not count toward the requirement that the total votes cast on the proposal to amend the 2005 Plan, the proposal to re-approve the "performance-based" compensation provisions of the 2005 Plan and the proposal to amend the Directors Plan represent over 50% of all shares entitled to vote on the relevant proposal. In addition, while broker non-votes will be counted for purposes of determining whether there is a quorum, broker non-votes will have no effect on the outcome of the election of directors or the ratification of independent auditors because the broker non-votes are not counted for purposes of those proposals.

Appraisal and Dissenters' Rights

Under Delaware law, stockholders are not entitled to appraisal or dissenters' rights with respect to the proposals presented in this Proxy Statement.

Solicitation of Proxies and Expenses

The Company will bear the cost of the solicitation of proxies from its stockholders in the enclosed form. The directors, officers and employees of the Company may solicit proxies by mail, telephone, telegram, letter, facsimile or in person. Following the original mailing of the proxies and other soliciting materials, the Company will request that brokers, custodians, nominees and other record holders forward copies of the Proxy Statement and other soliciting materials to persons for whom they hold shares of Pinnacle Common Stock and request authority for the exercise of proxies. In such cases, the Company will reimburse such record holders for their reasonable expenses. The estimated total cost for such record holder and broker expenses is $64,000.

PROPOSAL 1
ELECTION OF DIRECTORS
(Item No. 1 on Proxy Card)

At the Annual Meeting, holders of Pinnacle Common Stock will be asked to vote on the election of nine directors who will constitute the full Board of Directors of the Company. The nine nominees receiving the highest number of votes from holders of shares of Pinnacle Common Stock represented and voting at the Annual Meeting will be elected to the Board of Directors. For the election of directors, broker non-votes will not be counted as voting at the meeting and therefore will not have an effect on the election of the nominees listed below. Withheld votes will also have no effect on the election of the nominees.

Each director elected will hold office until the next annual meeting of stockholders (and until his successor shall have been duly elected and qualified). All of the nominees listed below currently serve on the Board of Directors of the Company.

General

Each proxy received will be voted for the election of the persons named below, unless the stockholder signing such proxy withholds authority to vote for one or more of these nominees in the manner described in the proxy. Although it is not contemplated that any nominee named below will decline or be unable to serve as a director, in the event any nominee declines or is unable to serve as a director, the proxies will be voted by the proxy holders for a substitute nominee as directed by the Board of Directors.

There are no family relationships between any director, nominee or executive officer and any other director, nominee or executive officer of the Company. There are no arrangements or understandings between any director, nominee or executive officer and any other person pursuant to which he has been or will be selected as a director and/or executive officer of the Company other than arrangements or understandings with any such director, nominee and/or executive officer acting in his capacity as such. See "—Information Regarding the Director Nominees."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ELECTION OF ALL OF THE NOMINEES LISTED BELOW.

Information Regarding the Director Nominees

The following table lists the persons nominated by the Board of Directors for election as directors of the Company and provides their ages and current positions with the Company. Each of the nominees named below is currently a director of the Company and each was elected at last year's annual meeting of stockholders, except for Mr. Comer, who was appointed to the Board of Directors in July 2007. Biographical information for each nominee is provided below.

Name	Age	Position with the Company
Daniel R. Lee (a)(f)	51	Chairman of the Board of Directors and Chief Executive Officer
Stephen C. Comer (b)	58	Director
John V. Giovenco (b)(c)	72	Lead Director
Richard J. Goeglein (a)(d)	73	Director
Ellis Landau (b)(c)(e)	64	Director
Bruce A. Leslie (b)(e)(f)	57	Director
James L. Martineau (c)(d)	67	Director
Michael Ornest (b)	50	Director
Lynn P. Reitnouer (a)(d)(e)	75	Director

(a) Member of the Executive Committee

(b) Member of the Audit Committee

(c) Member of the Corporate Governance and Nominating Committee

(d) Member of the Compensation Committee

(e) Member of the Compliance Committee

(f) Member of the Risk Management Oversight Committee

Mr. Lee has been the Company's Chairman of the Board of Directors and Chief Executive Officer since April 2002; owner of LVMR, LLC (developer of casino hotels) from 2000 to 2002; Chief Financial Officer and Senior Vice President of HomeGrocer.Com, Inc. (internet grocery service) from 1999 until the sale of the company in 2000; Chief Financial Officer, Treasurer and Senior Vice President of Finance and Development of Mirage Resorts, Incorporated (major operator and developer of casino resorts) from 1992 to 1999; Director–Equity Research of CS First Boston from 1990 to 1992; and held various positions to Managing Director of Drexel Burham Lambert from 1980 to 1990.

Mr. Comer has been one of the Company's directors since July 2007; Director, Southwest Gas Corporation from January 2007 to present; Managing Partner, Deloitte & Touche LLP (Nevada operations) from 2002 to 2006; Managing Partner and other positions, Arthur Andersen (Los Angeles and Nevada operations) from 1972 to 2002; and Member of the American Institute of Certified Public Accountants and Nevada Society of Certified Public Accountants.

Mr. Giovenco has been lead director of the Company since February 2008 and one of the Company's directors since February 2003; Director, Great Western Financial Corporation from 1979 to 1993; President and Chief Operating Officer, Sheraton Hotels Corporation during 1993; Director, Hilton Hotels Corporation from 1980 to 1992; President and Chief Operating Officer, Hilton Gaming Corporation from 1985 to 1993; Executive Vice President–Finance, Hilton Hotels Corporation from 1980 to 1993; Chief Financial Officer, Hilton Hotels Corporation from 1974 to 1985; Chief Financial Officer, Hilton Gaming Corporation from 1972 to 1974; and Partner, Harris, Kerr, Forster, Certified Public Accountants (predecessor firm to PKF International) from 1967 to 1971.

Mr. Goeglein has been one of the Company's directors since December 2003 and was also a Director of the Company from 1997 to 1998; Owner and Managing Member, Evening Star Holdings, LLC (acquirer and operator of non-gaming resort properties) since mid-2005; Owner and Managing Member, Evening Star Hospitality, LLC (acquirer, developer and operator of non-gaming resort properties) from 2003 to early 2005; President and Chief Operating Officer, Holiday Corporation (the parent company of Holiday Inn, Harrah's Hotels and Casinos, Hampton Inns and Embassy Suites) from 1984 to 1987; Executive Vice President and Director, Holiday Corporation from 1978 to 1984; President and Chief Executive Officer, Harrah's Hotels and Casinos from 1980 to 1984; and Director, Boomtown, Inc. from 1993 to 1997. Mr. Goeglein served as President from 1997 and Chief Executive Officer from 2000 of Aladdin Gaming, LLC and Aladdin Gaming Holdings, LLC (developer and operator of the Aladdin Resort & Casino in Las Vegas, Nevada), in each case until September 21, 2001.

Mr. Landau has been one of the Company's directors since January 2007; Executive Vice President and Chief Financial Officer of Boyd Gaming Corporation from 1990 thru 2006; Vice President and Treasurer of Aztar Corporation (formerly Ramada Inc.) from 1971 to early 1990; Assistant Treasurer of U-Haul International from 1969 to 1971; Financial Analyst at the Securities and Exchange Commission from 1968 to 1969; Treasurer and Director of Temple Beth Sholom since mid-2006; and Chairman of the Board of the Anti-Defamation League Nevada Chapter since late 2006.

Mr. Leslie has been one of the Company's directors since October 2002; Partner, Armstrong Teasdale LLP (law firm) from January 2008; Of Counsel, Beckley, Singleton (law firm) from 2003 to 2008; Partner, Leslie & Campbell (law firm) from 2001 to 2003; Partner, Bernhard & Leslie (law firm) from 1996 to 2001; Partner, Beckley, Singleton from 1986 to 1996; and Partner, Vargas & Bartlett (law firm) from 1979 to 1986.

Mr. Martineau has been one of the Company's directors since May 1999; President and Founder, Viracon, Inc. (flat glass fabricator) from 1970 to 1996; Executive Vice President, Apogee Enterprises, Inc. (a glass design and development corporation that acquired Viracon, Inc. in 1973) from 1996 to 1998; Director, Apogee Enterprises, Inc. since 1978; Director, Northstar Photonics (telecommunications business) from 1998 to 2002; Chairman, Genesis Portfolio Partners, LLC (start-up company development) since July 1998; Director, Borgen Systems from 1994 to 2005; and Trustee, Owatonna Foundation since 1973.

Mr. Ornest has been one of the Company's directors since October 1998; private investor since 1983; Director of the Ornest Family Partnership since 1983; Director of the Ornest Family Foundation since 1993; Director of the Toronto Argonauts Football Club from 1988 to 1991; President of the St. Louis Arena and Vice President of the St. Louis Blues Hockey Club from 1983 to 1986; and Managing Director of the Vancouver Canadians Baseball Club, Pacific Coast League from 1979 to 1980.

Mr. Reitnouer has been one of the Company's directors since 1991; Director, Hollywood Park Operating Company from September 1991 to January 1992; Partner, Crowell Weedon & Co. (stock brokerage) since 1969; Director and Chairman of the Board, COHR, Inc. from 1986 to 1999; Director and Chairman of the Board, Forest Lawn Memorial Parks Association from 1975 to 2006; and Trustee, University of California Santa Barbara Foundation (and former Chairman) since 1992.

Selection of Nominees for Director

It is the policy of the Board, as set forth in the Company's Corporate Governance Guidelines, to select director nominees who have achieved success in their personal fields and who demonstrate integrity and high personal and professional ethics, sound business judgment, and willingness to devote the requisite time to their duties as director, and who will contribute to the Company's overall corporate goals. Board members are evaluated and selected based on their individual merit as well as in the context of the needs of the Board as a whole.

The Corporate Governance and Nominating Committee is responsible for identifying, recruiting and reviewing, and recommending to the Board qualified individuals to be nominated for election or reelection as directors, consistent with the criteria set forth in the Company's Corporate Governance Guidelines. Depending on the circumstances, the Corporate Governance and Nominating Committee considers candidates recommended by Board members, third parties and, to the extent deemed appropriate, director search firms.

Before recommending to the Board a new or incumbent director for election or reelection, the Corporate Governance and Nominating Committee reviews his or her qualifications, including capability, availability to serve, conflicts of interest, understanding of the gaming industry, finance and other elements relevant to the Company's business, educational, business and professional background, age and past performance as a Board member (including past attendance at, and participation in, meetings of the Board and its committees and contributions to their activities). The Corporate Governance and Nominating Committee, in conducting such evaluation, may also take into account such other factors as it deems relevant. The Corporate Governance and Nominating Committee also receives disclosures relating to a director's independence and assists the Board in making determinations as to the independence of the directors. The Corporate Governance and Nominating Committee also conducts an annual review of the composition of the Board as a whole, including whether the Board reflects the appropriate degree of independence, sound judgment, business specialization, technical skills, diversity and other desired qualities, and satisfies the other requirements set forth in the Company's Corporate Governance Guidelines.

The Corporate Governance and Nominating Committee will consider Board nominee recommendations by stockholders who have beneficially owned more than five percent of the Company's then–outstanding shares of Pinnacle Common Stock for at least two consecutive years as of the date of making the proposal and who submit in writing the names and supporting information to the Chair of the Corporate Governance and Nominating Committee at the address of the Company's principal executive offices. A stockholder recommendation must contain: (a) the name and address of the stockholder making the recommendation, the class and number of shares of the Company's capital stock owned beneficially by such stockholder, and documentary support that such stockholder satisfies the requisite stock ownership threshold and holding period; and (b) as to the proposed nominee, the name, age, business and residence addresses, principal occupation or employment, number of shares of Pinnacle Common Stock held by the nominee, a résumé of his or her business and educational background, information that would be required in a proxy statement soliciting proxies for the election of such nominee, and a signed consent of the nominee to serve as a director, if nominated and elected. In order to be considered, a stockholder recommendation for nomination with respect to an upcoming annual meeting of stockholders must be received by the Chair of the Corporate Governance and Nominating Committee no later than the 120th calendar day before the first anniversary of the date of the Company's proxy statement released to stockholders in connection with the previous year's annual meeting, with certain exceptions that are set forth in the Company's Corporate Governance Guidelines.

The Company's policies and procedures regarding the selection of director nominees are described in greater detail in the Company's Corporate Governance Guidelines and the Charter of the Corporate Governance and Nominating Committee, which are available on the Company's website at www.pnkinc.com. In addition, printed copies of such Corporate Governance Guidelines and Charter are available upon written request to Investor Relations, Pinnacle Entertainment, Inc., 3800 Howard Hughes Parkway, Las Vegas, Nevada 89169.

As contrasted to a stockholder recommendation of a nominee for consideration by the Company's Corporate Governance and Nominating Committee, stockholders who wish to nominate directors at future annual meetings must comply with the applicable provisions of the Company's Bylaws, as described in this Proxy Statement under the caption "Stockholder Proposals for the Next Annual Meeting."

Director Independence

The Board of Directors has determined that, other than Mr. Lee, who is the Chief Executive Officer of the Company, each nominee is an independent director as defined by the Corporate Governance Rules of the NYSE and the categorical independence standards adopted by the Board of Directors. A copy of the categorical independence standards are attached as Appendix A to this Proxy Statement and are available on the Company's website at www.pnkinc.com. The Board of Directors has also determined that all members of the Audit, Corporate Governance and Nominating, and Compensation Committees are independent directors as defined by the Corporate Governance Rules of the NYSE and the categorical independence standards adopted by the Board of Directors. The directors nominated by the Board of Directors for election at the Annual Meeting were recommended by the Corporate Governance and Nominating Committee.

Communications with Directors

Stockholders and interested parties wishing to communicate directly with the Board of Directors, the Chairman of the Board, the Chair of any committee, or the non-management directors as a group about matters of general interest to stockholders are welcome to do so by writing the Company's Secretary at 3800 Howard Hughes Parkway, Las Vegas, Nevada 89169. The Secretary will forward these communications as directed.

Executive Sessions of the Board and the Lead Director

The Company's non-management directors meet periodically in executive session, as required by the Company's Corporate Governance Guidelines. The Chair of the Audit Committee, currently Mr. Giovenco, presides at these executive sessions. If the non-management directors were to include directors who are not independent pursuant to the NYSE rules, then the independent directors will meet in executive session at least once a year. Any non-management director may request that an executive session of the non-management members of the Board be scheduled. In February 2008, the Board of Directors created the position of lead director who will be responsible for coordinating communications from the executive sessions, as well as other communications, between the Board of Directors and the Chief Executive Officer. It is anticipated that each lead director elected will hold the position for a one year term with no director holding the position for more than one year in any consecutive three year period. As the initial lead director, the Board of Directors has appointed Mr. Giovenco who will serve until the Board of Directors elects a new lead director.

Code of Ethical Business Conduct

The Company has adopted a Code of Ethical Business Conduct, a code of ethics that applies to all of the Company's directors, officers and employees. Any waiver of the Code of Ethical Business Conduct for executive officers or directors will be disclosed to the stockholders of the Company. The Code of Ethical Business Conduct is publicly available on the Company's website at www.pnkinc.com and in print upon written request to Investor Relations, Pinnacle Entertainment, Inc., 3800 Howard Hughes Parkway, Las Vegas, Nevada 89169. Any substantive amendments to the Code of Ethical Business Conduct or grant of any waiver to the Chief Executive Officer or the Chief Financial Officer from any provision of the code will be disclosed on the Company's website or in a Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC").

Board Meetings and Board Committees

The full Board of Directors of the Company had 14 meetings in 2007 and acted by unanimous written consent on 2 occasions. During 2007, each incumbent director of the Company during their term attended at least 75% of the meetings of the Board of Directors and the committees of the Board on which he served.

Although the Company has no formal policy with regard to Board members' attendance at its annual meetings of stockholders, all of the Company's directors then serving attended the Company's 2007 Annual Meeting of Stockholders.

The Company has an Executive Committee, which is currently chaired by Mr. Lee and consists of Messrs. Lee, Reitnouer and Goeglein. The Executive Committee may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company to the fullest extent authorized by Delaware law. During 2007, the Executive Committee had 2 meetings and acted by unanimous written consent on 9 occasions.

The Company has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's Audit Committee is currently chaired by Mr. Giovenco and consists of Messrs. Giovenco, Comer, Ornest, Landau, and Leslie. Among its functions, the Audit Committee is:

- to be directly responsible for the appointment, compensation, retention and oversight of the work of any independent public accounting firm engaged to audit the Company's financial statements or to perform other audit, review or attest services for the Company;
- to discuss with the independent auditors their independence;
- to review and discuss with the Company's independent auditors and management the Company's audited financial statements; and
- to recommend to the Company's Board of Directors whether the Company's audited financial statements should be included in the Company's Annual Report on Form 10-K for the previous fiscal year for filing with the SEC.

Messrs. Giovenco, Comer, Ornest, Landau and Leslie are independent as that term is defined in Rule 303A.02 of the NYSE listing standards and Rule 10A-3(b)(1)(ii) of the Exchange Act. The Board has determined that Messrs. Giovenco, Comer and Landau are each an "audit committee financial expert" as defined by SEC rules, based upon, among other things, their accounting backgrounds and, in the case of Messrs. Giovenco and Landau, their having served as the chief financial officer of a large public company involved in the gaming industry, and, in the case of Mr. Comer, his having served as a partner of a major accounting firm. The Audit Committee met 11 times in 2007.

The Company has a Compensation Committee, which is currently chaired by Mr. Reitnouer and consists of Messrs. Reitnouer, Goeglein and Martineau. Among its functions, the Compensation Committee is:

- to determine and approve, either as a committee or together with the Company's other independent directors, the annual salary and other compensation of the Chief Executive Officer;
- to make recommendations to the Board of Directors regarding the compensation of the other four highest-compensated officers of the Company; and
- to provide recommendations with respect to, and administer, the Company's incentive-compensation, stock option and other equity-based compensation plans.

The Compensation Committee met 16 times in 2007. The Compensation Committee may, to the extent permitted by applicable laws and regulations, form and delegate any of its responsibilities to a subcommittee so long as such subcommittee consists of at least two members of the Compensation Committee. In carrying out its purposes and responsibilities, the Compensation Committee has authority to retain outside counsel or other experts or consultants, as it deems appropriate. For a discussion regarding the Compensation Committee's use of outside advisors and the role of executives officers in compensation matters, see "Executive Compensation—Compensation Discussion and Analysis—Role of Executive Officers and Outside Advisors in Compensation Decisions" below.

The Company has a Corporate Governance and Nominating Committee, which is currently chaired by Mr. Martineau and consists of Messrs. Martineau, Giovenco and Landau. Among its functions, the Corporate Governance and Nominating Committee is:

- to establish procedures for the selection of directors;

- to identify, evaluate and recommend to the Board candidates for election or reelection as directors, consistent with criteria set forth in the Company's Corporate Governance Guidelines;

- to develop and recommend to the Board, if appropriate, modifications or additions to the Company's Corporate Governance Guidelines or other corporate governance policies or procedures; and

- to develop procedures for, and oversee, an annual evaluation of the Board and management.

The Corporate Governance and Nominating Committee met 6 times in 2007.

The Board of Directors has adopted a written charter for each of the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee, which are available on the Company's website at www.pnkinc.com. Printed copies of these documents are also available upon written request to Investor Relations, Pinnacle Entertainment, Inc., 3800 Howard Hughes Parkway, Las Vegas, Nevada 89169.

The Company has a Compliance Committee which monitors the Company's compliance with gaming laws in the jurisdictions in which it operates. Messrs. Leslie, Landau and Reitnouer currently serve on the Company's Compliance Committee with other Compliance Committee members who are not directors, and on the Compliance Subcommittee of the Board of Directors. The Compliance Subcommittee was instituted to ensure timely notification to the Board of Directors of any material compliance issues, assist the Compliance Committee in performing its duties and to supervise the Company's actions in response to reports received from the Company's employee hotline.

The Company has a Risk Management Oversight Committee, which is currently chaired by Mr. Leslie and consists of Messrs. Leslie and Lee. The purpose of the Risk Management Oversight Committee is to oversee the risk management activities of the Company. Among its functions, the Risk Management Oversight Committee is:

- to meet with the director of the Company's Risk Management Department to review the Company's existing insurance policies;

- to discuss with the Company's principal independent insurance brokers the Company's insurance policies and programs for their assessment as to the appropriateness of such programs; and

- to discuss with such insurance brokers their relationships with, and independence from, the Company's insurance carriers.

It is not the duty of the Risk Management Oversight Committee to determine the Company's insurance policies and programs, but simply to consult with and review the determinations made by the responsible members of management with respect to such matters. Each director holds office until the next annual meeting of stockholders and until his successor is duly elected and qualified, or until his resignation or removal from office.

Director Compensation

Director Fees

The compensation of the Company's non-employee directors is paid in the form of an annual retainer, meeting and chair fees and stock-based awards. During 2007, each non-employee director, or committee chair described below, received:

- An annual retainer of $60,000;

- An additional $15,000 retainer for the Chair of the Audit Committee;

- An additional $10,000 retainer for the Chair of the Compensation Committee;

- An additional $7,500 retainer for the Chair of the Corporate Governance and Nominating Committee;

- An additional $5,000 retainer for the Chair of the Risk Management Committee;

- An attendance fee of $1,500 for regularly scheduled Board or committee meetings, other than Audit Committee meeting fees which are $2,000 per meeting; and
- An attendance fee of $500 for telephonic special meetings of the Board of Directors.

Mr. Lee does not receive any fees or retainer for his services as director. The Board of Directors set these fees based on advice from outside consultants and review of publicly–available information about what other companies in Pinnacle's peer group pay their outside directors.

Each director may elect to receive the retainer and any fees for meetings attended in cash or in deferred compensation (as cash or stock) under the Directors Plan as outlined below.

Option Grants

In the past, Pinnacle has granted 10,000 options to each director at or about the time the new director joins the Board of Directors and has granted to each director who was then serving 10,000 options in 2004, 2005, and 2006, respectively, and 15,000 options in 2007, which were granted on or about the date of each annual meeting of stockholders. The exercise price for each option was the closing price of Pinnacle Common Stock on the date of grant. Each option vests over a five year period. Vesting accelerates upon termination of director status due to death or disability or upon a director retiring after age 70.

Director Perquisites

Pinnacle allows the directors and their families to use the corporate aircraft to attend Pinnacle meetings or other Pinnacle business events, but in general only when the aircraft is otherwise traveling for business purposes and there are empty seats. The aggregate incremental cost for these trips to the Company when the aircraft is otherwise traveling for business purposes is a *de minimis* amount.

Directors' Health Plan

On February 27, 2007, the Board of Directors approved the Directors Health and Medical Insurance Plan, or the Directors' Health Plan. The Directors' Health Plan provides that members of the Board of Directors, their spouses and minor children, including full time students up to age 24, are eligible to participate in the health and medical insurance plans applicable to the Company's corporate executives. In addition, directors who are in office at age 70 and directors who are in office at the time of a change of control, as defined in the Directors' Health Plan, are entitled, along with their spouses and minor children, including full time students up to age 24, to a continuation of health and medical coverage for five years, or, in the case of spouses or minor children, until they are no longer eligible for coverage. If at any time during this extended coverage period, the eligible director, or his spouse or minor children, is insured under another health plan or Medicare, the Company's health plans shall provide secondary coverage to the extent permitted by law. Directors are indemnified on a grossed–up basis against certain tax liabilities, including excise taxes on benefits following a change in control. As a result of the Directors' Health Plan, each director is entitled to receive medical benefits that are not available under the employee health benefit plan available to all employees of the Company. Therefore, any medical benefits that a director receives that are not available generally to all employees of the Company and exceed $10,000 in the aggregate are reportable in the "All Other Compensation" column in the Director Summary Compensation Table below.

Amended and Restated Directors Deferred Compensation Plan

Participation in the Company's Amended and Restated Directors Deferred Compensation Plan, or the Directors Plan, is limited to directors of Pinnacle, and each eligible director may elect to defer all or a portion of his annual retainer and any fees for meetings attended. Any such deferred compensation is credited to a deferred compensation account, either in cash or in shares of Pinnacle Common Stock, at each director's election. The only condition to each director's receipt of shares credited to his deferred compensation account is cessation of such director's service as a director of Pinnacle.

As of the date the director's compensation would otherwise have been paid, and depending on the director's election, the director's deferred compensation account will be credited with either:

- cash;
- the number of full and/or fractional shares of Pinnacle Common Stock obtained by dividing the amount of the director's compensation for the calendar quarter which he elected to defer, by the average of the closing price of Pinnacle Common Stock on the NYSE on the last ten business days of the calendar quarter for which such compensation is payable; or
- a combination of cash and shares of Pinnacle Common Stock as described above.

If a director elects to defer compensation in cash, all such amounts credited to the director's deferred compensation account will bear interest at an amount to be determined from time to time by the Board of Directors. No current director has deferred compensation in cash.

If a director has elected to receive shares of Pinnacle Common Stock in lieu of his retainer and we declare a dividend, such director's deferred compensation account is credited at the end of each calendar quarter with the number of full and/or fractional shares of Pinnacle Common Stock obtained by dividing the dividends which would have been paid on the shares credited to the director's deferred compensation account by the closing price of Pinnacle Common Stock on the NYSE on the date such dividend was paid. In addition, if we declare a dividend payable in shares of Pinnacle Common Stock, the director's deferred compensation account is credited at the end of each calendar quarter with the number of full and/or fractional shares of Pinnacle Common Stock for such stock dividend.

Participating directors do not have any interest in the cash and/or Pinnacle Common Stock credited to their deferred compensation accounts until distributed in accordance with the Directors Plan, nor do they have any voting rights with respect to such shares until shares credited to their deferred compensation accounts are distributed. The rights of a director to receive payments under the Directors Plan are no greater than the rights of an unsecured general creditor of Pinnacle.

Each participating director may elect to have the aggregate amount of cash and shares credited to his deferred compensation account distributed to him in one lump sum payment or in a number of approximately equal annual installments over a period of time not to exceed fifteen years. The lump sum payment or the first installment will be paid as of the first business day of the calendar quarter immediately following the cessation of the director's service as a director. Before the beginning of any calendar year, a director may elect to change the method of distribution of any future interests in cash and/or Pinnacle Common Stock credited to his deferred compensation account in such calendar year.

The maximum number of shares of Pinnacle Common Stock that can be issued pursuant to the Directors Plan is 275,000 shares, of which 231,409 have been credited as of March 27, 2008. The shares of Pinnacle Common Stock to be issued under the Directors Plan may be either authorized and unissued shares or reacquired shares. Mr. Leslie is the only director that currently participates in the Directors Plan.

Director Summary Compensation Table

The following table sets forth certain information regarding the compensation earned by or paid to each non-employee director who served on the Board of Directors in 2007. As Chief Executive Officer, Daniel R. Lee does not receive any compensation as a director.

Name	Fees Earned or Paid in Cash ($) (a)	Stock Awards ($)	Option Awards ($) (b)(c)	Non-Equity Incentive Plan Compensation ($)	Change in Nonqualified Deferred Compensation Earnings ($) (d)	All Other Compensation ($) (e)	Total ($)
Stephen C. Comer	$ 40,500	$ 0	$ 12,287	$ 0	$ 0	$ 0	$ 52,787
John V. Giovenco	$123,500	$ 0	$224,403	$ 0	$ 0	$ 0	$347,903
Richard J. Goeglein	$108,000	$ 0	$222,723	$ 0	$ 0	$ 0	$330,723
Ellis Landau	$114,500	$ 0	$ 59,591	$ 0	$ 0	$ 0	$174,091
Bruce A. Leslie (f)	$116,500	$ 0	$ 96,597	$ 0	$ 0	$ 0	$213,097
James L. Martineau	$121,500	$ 0	$ 96,034	$ 0	$ 0	$ 0	$217,534
Michael Ornest	$ 99,500	$ 0	$ 96,034	$ 0	$ 0	$ 15,333	$210,867
Lynn P. Reitnouer	$123,167	$ 0	$224,795	$ 0	$ 0	$ 0	$347,962

(a) Includes annual retainer fees, meeting fees and fees for committee chairmanships as discussed above. Mr. Comer received a prorated annual director's fee at the time of his election to the Board of Directors in July 2007 as well as fees for meetings attended after such date.

(b) Each non-employee director was granted 15,000 options on May 8, 2007, except for Mr. Comer who was elected as a member of the Board of Directors in July 2007. Mr. Landau was granted 10,000 options on January 17, 2007, and Mr. Comer was granted 10,000 options on July 24, 2007. The value in this column is the compensation expense recognized for financial statement reporting purposes in the fiscal year ended December 31, 2007, in accordance with Statement of Financial Accounting Standard No. 123(R) ("FAS 123R") (excluding estimates of forfeitures related to service-based vesting conditions). Such FAS 123R expense is calculated as of the grant date of the option based upon a grant date fair value. Such grant date fair value is calculated using the share price as of the grant date, as well as various assumptions that will change over time, including the expected volatility of our stock and a risk-free rate of return. The compensation expense is not re-calculated at any time subsequent to the grant date, regardless of changes to the assumptions used in the calculation, and is expensed over the vesting period of the associated stock option, regardless of when, if at all, a stock option is exercised. For Messrs. Giovenco, Goeglein and Reitnouer, the increased benefit reflects the accelerated vesting feature associated with board members who elect to retire after age 70. The grant date fair value of each option granted in 2007 computed in accordance with FAS 123R is as follows: Stephen C. Comer—$140,152; John V. Giovenco—$213,683; Richard J. Goeglein—$213,683; Ellis Landau—$380,668; Bruce A. Leslie—$213,683; James L. Martineau—$213,683; Michael Ornest—$213,683; and Lynn P. Reitnouer—$213,683.

(c) The aggregate number of option awards outstanding at December 31, 2007 for each non-employee director was as follows: Stephen C. Comer—10,000; John V. Giovenco—65,000; Richard J. Goeglein—47,000; Ellis Landau—25,000; Bruce A. Leslie—65,000; James L. Martineau—74,000; Michael Ornest—53,400; and Lynn P. Reitnouer—71,000.

(d) All deferrals under the Directors Plan have been in shares of stock. Although the directors who participate in the plan benefit from appreciation in the value of the stock, no interest or earnings are credited on the stock.

(e) Consists solely of amounts paid for health care benefits pursuant to the Directors' Health Plan.

(f) Mr. Leslie participates in the Directors Plan and has elected to receive Pinnacle Common Stock in lieu of payment of annual retainer fees and meeting fees.

Compensation Committee Interlocks and Insider Participation

Messrs. Goeglein, Reitnouer and Martineau served on the Compensation Committee in 2007. None of the three members of the Compensation Committee was an officer or employee or former officer or employee of Pinnacle or its subsidiaries or had a relationship requiring disclosure under the Transactions with Related Persons, Promoters and Certain Control Persons discussion below and no such member has any interlocking relationships with Pinnacle that are subject to disclosure under the rules of the SEC relating to compensation committees.

Executive Officers

Executive officers serve at the discretion of the Board of Directors, subject to rights, if any, under contracts of employment. See "Executive Compensation—Compensation Discussion and Analysis" below. The current executive officers are as follows:

Name	Age	Position with the Company
Daniel R. Lee	51	Chairman of the Board of Directors and Chief Executive Officer
Wade W. Hundley	42	President
Stephen H. Capp	46	Executive Vice President and Chief Financial Officer
John A. Godfrey	58	Executive Vice President, Secretary and General Counsel
Alain Uboldi	61	Chief Operating Officer

For biographical information for Mr. Lee, see "—Information Regarding the Director Nominees of the Company" above.

Mr. Hundley has served as the Company's President since February 2005; Executive Vice President and Chief Operating Officer of the Company from September 2001 to February 2005; Office of the CEO of Harveys Casino Resorts (gaming operations) from December 2000 through July 2001; and Principal, Colony Capital (private equity investment) from June 1993 through November 2000.

Mr. Capp has served as the Company's Executive Vice President and Chief Financial Officer since January 2003; Managing Director, Bear, Stearns & Co. Inc. from 1999 to January 2003; Group Head, BancAmerica Securities' Latin America debt distribution business from 1997 to 1999; Managing Director, BancAmerica Securities from 1992 to 1997; and Finance Associate followed by Vice President, Security Pacific Merchant Bank from 1989 to 1992.

Mr. Godfrey has served as the Company's Executive Vice President since February 2005 and as Secretary and General Counsel since August 2002; Senior Vice President of the Company from August 2002 to February 2005; Partner, Schreck Brignone Godfrey (law firm) from January 1997 to August 2002; Partner, Schreck, Jones, Bernhard, Woloson & Godfrey (law firm) from June 1984 to December 1996; Chief Deputy Attorney General, Nevada Attorney General's Office, Gaming Division from 1983 to 1984; Deputy Attorney General, Nevada Attorney General's Office, Gaming Division from 1980 to 1983; Deputy State Industrial Attorney for the State of Nevada from 1977 to 1980; Trustee, International Association of Gaming Attorneys (and former President) from October 2000 to October 2006; and Member, Executive Committee of the Nevada State Bar's Gaming Law Section since June 2002.

Mr. Uboldi has served as the Company's Chief Operating Officer since February 2005; Regional Vice President and General Manager of the Company's L'Auberge du Lac Casino Resort from February 2004 to February 2005; Vice President and General Manager of the Company's Belterra Casino Resort from November 2001 to January 2004; President of A Winning Solution (gaming consulting company) in 2001; and President and Chief Operating Officer of Lady Luck Gaming Corporation (casino gaming company) from 1993 to 2000.

Audit Committee Report

The following is the report of the Audit Committee with respect to the Company's audited financial statements for the fiscal year ended December 31, 2007, and the notes thereto.

Review with Management

Management is responsible for preparing the Company's financial statements and the reporting process, including the system of internal control. The Audit Committee, in its oversight role, has reviewed and discussed with management the Company's audited financial statements for the fiscal year ended December 31, 2007 and the notes thereto.

Review and Discussions with Independent Accountants

The Audit Committee has discussed with Deloitte & Touche LLP ("Deloitte"), the Company's independent auditors, the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T;

The Audit Committee has received the written disclosures and the letter from Deloitte required by Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees)*, as adopted by the Public Company Accounting Oversight Board in Rule 3600T, and has discussed with Deloitte its independence from the Company.

Conclusion

Based on the review and discussions referred to above, the Audit Committee recommended to the Company's Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, for filing with the Securities and Exchange Commission.

SUBMITTED BY THE AUDIT COMMITTEE OF
THE BOARD OF DIRECTORS

John V. Giovenco (Chairman)
Michael Ornest
Bruce A. Leslie
Ellis Landau
Stephen C. Comer

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of Forms 3, 4 and 5 filed by the Company on behalf of its directors and officers, or furnished to the Company by its 10% stockholders, during or with respect to the year ended December 31, 2007 pursuant to Rule 16a-3(e) of the Exchange Act, all required reports on such forms were timely filed, except for an amended Form 4 filed on March 11, 2008 on behalf of Mr. Leslie to reflect additional compensation earned and deferred by Mr. Leslie pursuant to the Directors Plan, but not included in the original Form 4 filed on January 3, 2008.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the name, number of shares and percent of the outstanding Pinnacle Common Stock beneficially owned as of March 27, 2008 (except where a different date is indicated below) by each person known to the Company to be the beneficial owner of more than 5% of the outstanding shares of Pinnacle Common Stock, each director, each named officer, and all directors and executive officers as a group. In each instance, except as otherwise indicated, information as to the number of shares owned and the nature of ownership has been provided by the individuals or entities identified or described and is not within the direct knowledge of the Company. Unless otherwise indicated below, the address of each person or entity listed below is c/o Pinnacle Entertainment, Inc., 3800 Howard Hughes Parkway, Las Vegas, NV 89169.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percent of Shares Outstanding (a)
Columbia Wanger Asset Management, L.P. 227 W Monroe Street, Suite 3000 Chicago, IL 60606	5,648,000(b)	9.42%
BlackRock Financial Management, Inc. 40 East 52nd Street New York, NY 10022	4,540,039(c)	7.57%
T. Rowe Price Associates, Inc. 100 East Pratt St. Baltimore, MD 21202	3,968,600(d)	6.62%
Baron Capital Management, Inc. 767 Fifth Avenue New York, NY 10153	3,478,000(e)	5.80%
PENN Capital Management Co., Inc. 457 Haddonfield Road, Suite 210 Cherry Hill, NJ 08002	3,122,250(f)	5.21%
Daniel R. Lee	1,246,701(g)	2.04%
Wade W. Hundley	512,000(h)	*
Stephen H. Capp	358,242(i)	*
Michael Ornest	228,762(j)	*
John A. Godfrey	317,000(k)	*
John V. Giovenco	129,000(l)	*
Lynn P. Reitnouer	112,115(m)	*
Alain Uboldi	123,000(n)	*
Bruce A. Leslie	80,394(o)	*
James L. Martineau	67,910(p)	*
Richard J. Goeglein	21,000(q)	*
Ellis Landau	6,000(r)	*
Stephen C. Comer	2,000	*
Current directors and executive officers as a group (13 persons)	3,204,124	5.11%

* Less than one percent (1%) of the outstanding common shares.

(a) Assumes exercise of stock options beneficially owned by the named individual or entity into shares of Pinnacle Common Stock. Based on 59,954,181 shares of Pinnacle Common Stock outstanding as of March 27, 2008.

(b) Based solely on information contained in an amended Schedule 13G filed with the SEC on January 29, 2008 by Columbia Wanger Asset Management, L.P., an investment advisor ("Columbia"). As of December 31, 2007, Columbia reported beneficially owning 5,648,000 shares of Pinnacle Common Stock, representing 9.44% of the outstanding shares of Pinnacle Common Stock. Pursuant to the amended Schedule 13G, Columbia reported having sole voting power over 5,208,000 shares of Pinnacle Common Stock, shared voting power over 440,000 shares of Pinnacle Common Stock and sole dispositive power over 5,648,000 shares of Pinnacle Common Stock.

(c) Based solely on information contained in a Schedule 13G filed with the SEC on February 8, 2008 by BlackRock, Inc. ("BlackRock"), a parent holding company for the following investment advisors: BlackRock Advisors LLC, BlackRock Capital Management, Inc., BlackRock Financial Management, Inc., BlackRock Investment Management LLC, BlackRock Japan Co. Ltd and State Street Research & Management Co. As of December 31, 2007, BlackRock reported beneficially owning 4,540,039 shares of Pinnacle Common Stock, representing 7.59% of the outstanding shares of Pinnacle Common Stock. Pursuant to the Schedule 13G, BlackRock reported having shared voting and dispositive power with respect to all of the reported shares of Pinnacle Common Stock.

(d) Based solely on information contained in a Schedule 13G filed with the SEC on February 12, 2008 by T. Rowe Price Associates, Inc. ("Price Associates"). These securities are owned by various individual and institution investors to which Price Associates serves as an investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(e) Based solely on information contained in a Schedule 13G filed with the SEC on February 14, 2008 jointly by Baron Capital Group, Inc. ("BCG"), BAMCO, Inc. ("BAMCO"), Baron Capital Management, Inc. ("BCM") and Ronald Baron ("Baron"). Pursuant to the Schedule 13G, BCG reported the following: (i) BCG and Baron are parent holding companies, BAMCO and BCM are investment advisers and BCG, BAMCO, BCM and Baron are collectively a group; (ii) As of December 31, 2007, BCG, BAMCO, BCM and Baron beneficially owned 3,478,000 shares, 3,301,100 shares, 173,900 shares and 3,478,000 shares, respectively, of Pinnacle Common Stock, representing approximately 5.8%, 5.5%, 0.3% and 5.8%, respectively, of the outstanding shares of Pinnacle Common Stock; (iii) BCG and Baron disclaim beneficial ownership of shares of Pinnacle Common Stock held by their controlled entities (or the investment advisory clients thereof) to the extent such shares are held by persons other than BCG and Baron; (iv) BAMCO and BCM disclaim beneficial ownership of shares of Pinnacle Common Stock held by their investment advisory clients to the extent such shares are held by persons other than BAMCO, BCM and their affiliates; (v) BCG, BAMCO, BCM and Baron each have sole dispositive and voting power as to zero shares of Pinnacle Common Stock; (vi) BCG, BAMCO, BCM and Baron have shared voting power as to 3,196,700 shares, 3,025,900 shares, 167,800 shares and 3,196,700 shares of Pinnacle Common Stock, respectively, and shared dispositive power as to 3,478,000 shares, 3,301,100 shares, 173,900 shares and 3,478,000 shares of Pinnacle Common Stock, respectively; (vii) by virtue of investment advisory agreements with their respective clients, BAMCO and BCM have been given the discretion to dispose of the Pinnacle Common Stock in the advisory accounts, but all such discretionary agreements are revocable; and (viii) BAMCO and BCM are subsidiaries of BCG, and Baron owns a controlling interest in BCG.

(f) Based solely on information contained in a Schedule 13G filed with the SEC on February 12, 2008 by PENN Capital Management Co., Inc. ("PENN"), an investment advisor. As of December 31, 2007, PENN reported beneficially owning 3,122,250 shares of Pinnacle Common Stock, representing 5.22% of the outstanding shares of Pinnacle Common Stock. Pursuant to the Schedule 13G, PENN reported having sole voting and dispositive power with respect to all of the reported shares of Pinnacle Common Stock.

(g) Includes 1,225,801 shares of Pinnacle Common Stock which are currently exercisable by Mr. Lee or that he will have the right to acquire upon the exercise of options exercisable within 60 days of March 27, 2008. Of the shares of Pinnacle Common Stock beneficially owned by Mr. Lee, 3,700 are held and pledged in a marginable brokerage account. An additional 2,200 shares of Pinnacle Common Stock are held in a brokerage account for the benefit of Mr. Lee's daughter, of which he is the custodian and under the SEC rules the beneficial owner. Also includes 9,000 shares of restricted stock beneficially owned by Mr. Lee.

(h) Includes 487,000 shares of Pinnacle Common Stock which are currently exercisable by Mr. Hundley or that he will have the right to acquire upon the exercise of options exercisable within 60 days of March 27, 2008. Also includes 6,000 shares of restricted stock beneficially owned by Mr. Hundley.

(i) Includes 346,739 shares of Pinnacle Common Stock which are currently exercisable by Mr. Capp or that he will have the right to acquire upon the exercise of options exercisable within 60 days of March 27, 2008. An additional 6,503 shares of Pinnacle Common Stock are held by Mr. Capp in Pinnacle's 401(k) plan. Also includes 3,000 shares of restricted stock beneficially owned by Mr. Capp.

(j) Includes 27,400 shares of Pinnacle Common Stock which are currently exercisable by Mr. Ornest or that he will have the right to acquire upon the exercise of options exercisable within 60 days of March 27, 2008. These shares also include 91,362 shares of Pinnacle Common Stock owned by the Harry and Ruth Ornest Trust, with respect to whose shares Mr. Ornest has beneficial ownership. These shares include 110,000 shares of Pinnacle Common Stock owned by the Michael Ornest Trust, with respect to whose shares Mr. Ornest has beneficial ownership. These shares exclude 60,000 shares of Pinnacle Common Stock owned by the Ornest Family Foundation, as to which Mr. Ornest has no interest.

(k) Includes 310,000 shares of Pinnacle Common Stock which are currently exercisable by Mr. Godfrey or that he will have the right to acquire upon the exercise of options exercisable within 60 days of March 27, 2008. Also includes 3,000 shares of restricted stock beneficially owned by Mr. Godfrey.

(l) Includes 39,000 shares of Pinnacle Common Stock which are currently exercisable by Mr. Giovenco or that he will have the right to acquire upon the exercise of options exercisable within 60 days of March 27, 2008.

(m) Includes 45,000 shares of Pinnacle Common Stock which are currently exercisable by Mr. Reitnouer or that he will have the right to acquire upon the exercise of options exercisable within 60 days of March 27, 2008. Also includes 17,115 shares of Pinnacle Common Stock credited to Mr. Reitnouer's deferred compensation account under the Directors Plan.

(n) Includes 118,000 shares of Pinnacle Common Stock which are currently exercisable by Mr. Uboldi. Also includes 3,000 shares of restricted stock beneficially owned by Mr. Uboldi.

(o) Includes 39,000 shares of Pinnacle Common Stock which are currently exercisable by Mr. Leslie or that he will have the right to acquire upon the exercise of options exercisable within 60 days of March 27, 2008. Also includes 27,394 shares of Pinnacle Common Stock credited to Mr. Leslie's deferred compensation account under the Directors Plan.

(p) Includes 48,000 shares of Pinnacle Common Stock which are currently exercisable by Mr. Martineau or that he will have the right to acquire upon the exercise of options exercisable within 60 days of March 27, 2008. Also includes 12,119 shares of Pinnacle Common Stock credited to Mr. Martineau's deferred compensation account under the Directors Plan.

(q) Includes 21,000 shares of Pinnacle Common Stock which are currently exercisable by Mr. Goeglein or that he will have the right to acquire upon the exercise of options exercisable within 60 days of March 27, 2008.

(r) Includes 5,000 shares of Pinnacle Common Stock which are currently exercisable by Mr. Landau or that he will have the right to acquire upon the exercise of options exercisable within 60 days of March 27, 2008.

Transactions with Related Persons, Promoters and Certain Control Persons

The Company's Audit Committee charter requires that the Audit Committee review on an ongoing basis and approve or disapprove all related party transactions that are required to be disclosed by Item 404 of Regulation S-K.

Daniel R. Lee, the Company's Chairman and Chief Executive Officer, holds $1 million in aggregate principal amount of the Company's 8.25% senior subordinated notes due 2012, which he acquired in periods prior to 2006.

As a holder of the notes, Mr. Lee is entitled to receive semi-annual interest payments on the notes. In March 2004, the Executive Committee of the Company's board of directors approved Mr. Lee's acquisition of $500,000 in principal amount of the notes he holds, since those notes were acquired directly from the Company. In November 2005, Mr. Lee acquired the other $500,000 in principal amount of notes in the open market. Such open market purchase did not require either the Executive Committee's or Audit Committee's approval. Mr. Lee's acquisition of such portion of the notes and the receipt of interest payments thereon were acquired in the open market and any benefits he received in respect of the notes were afforded to all holders of the notes on a pro rata basis.

PROPOSAL 2
APPROVAL OF AN AMENDMENT TO 2005 EQUITY AND PERFORMANCE INCENTIVE PLAN
(Item No. 2 on Proxy Card)

Background

In 2005, the Board of Directors adopted and the stockholders approved the Company's 2005 Equity and Performance Incentive Plan. The original 2005 Plan authorized for issuance up to an aggregate of 3,000,000 shares of Pinnacle Common Stock, plus any shares subject to awards granted under the Prior Plans and Individual Arrangements (as such terms are defined in the 2005 Plan) which are forfeited, expire or otherwise terminate without the issuance of shares, or are settled for cash or otherwise do not result in the issuance of shares, on or after the effective date of the 2005 Plan. As of March 27, 2008, 263,540 shares remained available for future grants of awards under the 2005 Plan (excluding any additional shares available under the 2005 Plan as a result of future forfeiture, expiration or other termination of awards under the Prior Plans and Individual Arrangements). Accordingly, the Board of Directors has determined that it is in the best interests of the Company to increase the number of shares that may be issued upon exercise of awards granted under the 2005 Plan by 1,750,000 and to increase the maximum number of awards under the 2005 Plan that may be issued as incentive stock options from 3,000,000 to 4,750,000 shares.

At the Annual Meeting of stockholders held on May 10, 2006, the stockholders of the Company approved an amendment to the 2005 Plan to increase by 1,500,000 the number of shares of Pinnacle Common Stock that may be issued under the 2005 Plan and to increase the maximum number of awards under the 2005 Plan that may be issued as incentive stock options from 3,000,000 to 4,500,000 shares, in the event that the Company consummated the then-proposed acquisition of Aztar Corporation (the "Aztar Amendment"). The Company did not consummate such acquisition and thus the increase in the maximum number of shares available and the incentive stock option limit under the 2005 Plan never became operative. Accordingly, it is necessary to remove the changes to the 2005 Plan made by the Aztar Amendment.

The Company is also making other technical amendments to the 2005 Plan, including clarifying the stockholder re-approval requirements pursuant to Section 162(m) of the Code (as defined below) as set forth in Section 13.12 of the 2005 Plan so that the five-year stockholder approval requirement runs from the later of the last stockholder re-approval date or the effectiveness of the 2005 Plan.

Proposal

The terms of the 2005 Plan, assuming that the stockholders approve this Proposal 2, are described below under "Summary of the 2005 Plan." The 2005 Plan is attached in this Proxy Statement as Appendix B and reflects the proposed amendment to the 2005 Plan. The proposed amendment to the 2005 Plan would increase the number of shares of Pinnacle Common Stock that may be issued under the 2005 Plan by 1,750,000, would increase the maximum number of awards under the 2005 Plan that may be issued as incentive stock options from 3,000,000 to 4,750,000 shares, would remove the changes made by the Aztar Amendment described above and make certain other technical amendments.

The Board of Directors believes that the proposed amendment to the 2005 Plan with respect to the increase in shares is necessary to ensure that the Company maintains the ability in the future to continue to attract and retain highly qualified officers and other employees by providing adequate incentives through the issuance of stock awards. As of March 27, 2008, 263,540 shares remained available for future grants of awards under the 2005 Plan (excluding any additional shares available under the 2005 Plan as a result of future forfeiture, expiration or other termination of awards under the Prior Plans and Individual Arrangements). The amendment to the 2005 Plan is therefore necessary to ensure that enough shares will be available for the issuance of stock awards so as to incentivize and retain key employees of the Company, which can assist in maximizing the full potential of stockholder value.

Accordingly, stockholders are requested to approve the amendment to the 2005 Plan to increase by 1,750,000 the maximum number of shares of Pinnacle Common Stock that may be issued or subject to awards under the 2005 Plan, to increase the maximum number of awards under the 2005 Plan that may be issued as incentive stock options from 3,000,000 to 4,750,000 shares and to make other technical amendments, including removal of the changes made by the Aztar Amendment.

Required Vote

Affirmative votes representing a majority of the votes cast "FOR," "AGAINST" or "ABSTAIN" with respect to the proposal in person or by proxy and entitled to vote at the Annual Meeting will be required to approve this proposal, provided that the total votes cast on the proposal represent more than 50% of all shares entitled to vote on the proposal. According to NYSE rules, a vote to "ABSTAIN" on the proposal will be considered as a vote cast with respect to such matter, and will have the same effect as a vote "AGAINST" the proposal. Broker non--votes will have no effect on the proposal, unless the votes otherwise cast constitute less than over 50% of all shares entitled to vote on the proposal.

New Plan Benefits

For 2008, the dollar value of awards under the 2005 Plan are not currently determinable because such amounts are dependent on the Company's future performance and future grants which have not yet been determined.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE AMENDMENT TO THE 2005 EQUITY AND PERFORMANCE INCENTIVE PLAN.

Purpose of the 2005 Plan

The Board of Directors believes that the 2005 Plan as proposed to be amended is necessary to ensure that the Company maintains the ability in the future to continue to attract and retain highly qualified officers and other employees by providing adequate incentives through the issuance of stock options, stock appreciation rights, restricted stock, other stock unit awards and performance awards. The 2005 Plan as proposed to be amended will also permit the award of other stock unit awards or performance awards payable in cash or shares, or the award of restricted stock with restrictions lapsing on the attainment of performance goals, to certain executive officers of the Company which will qualify as "performance based" compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), as discussed below.

Status of Prior Plans and Individual Arrangements

Upon the approval of the 2005 Plan at the 2005 Annual Meeting, the Company canceled the Prior Plans, so that no further grants or awards will be made under the Prior Plans. However, grants and awards made under the Prior Plans before their cancellation continue to be in effect. In addition, the Individual Arrangements granted to Messrs. Lee and Capp concurrently with their hiring in 2002 and 2003, respectively, continue to be in effect.

Summary of the 2005 Plan

The following is a summary of the key provisions of the 2005 Plan, assuming that stockholders approve this Proposal 2. This summary does not purport to be a complete description of all the provisions of the 2005 Plan, and it is qualified in its entirety by reference to the full text of the 2005 Plan. A copy of the 2005 Plan is attached as Appendix B to this Proxy Statement. Any stockholder who desires to obtain a copy of the 2005 Plan may do so by written request to the Secretary of the Company, at 3800 Howard Hughes Parkway, Las Vegas, Nevada 89169.

Shares Subject to the 2005 Plan

Up to an aggregate of 4,750,000 (assuming that this Proposal 2 is approved by the stockholders) shares of Pinnacle Common Stock, plus any shares subject to awards granted under the Prior Plans and Individual Arrangements which are forfeited, expire or otherwise terminate without issuance of Shares, or are settled for cash or otherwise do not result in the issuance of Shares, on or after the effective date of the 2005 Plan, are authorized for issuance under the 2005 Plan. However, the maximum number of awards under the 2005 Plan that may be issued as ISOs (as defined below) will be 4,750,000 shares (assuming that this Proposal 2 is approved by the stockholders). Any shares that are subject to awards of options or stock appreciation rights shall be counted against this limit as one share for every one share granted. Any shares that are subject to awards other than options or stock appreciation rights (including shares delivered on the settlement of dividend equivalents) shall be counted against this limit as 1.4 shares for every one share granted. The aggregate number of shares available under the 2005 Plan and the number of shares subject to outstanding options will be increased or decreased to reflect any changes in the outstanding Pinnacle Common Stock by reason of any recapitalization, spin–off, reorganization, reclassification, stock dividend, stock split, reverse stock split or similar transaction.

If any shares subject to an award under the 2005 Plan or to an award under the Prior Plans or Individual Arrangements are forfeited, expire or are terminated without issuance of such shares, or are settled for cash or otherwise do not result in the issuance of such shares, the shares shall again be available for awards under the 2005 Plan. Any shares that again become available for grant shall be added back as one share if such shares were subject to options or stock appreciation rights granted under the 2005 Plan or options or stock appreciation rights granted under the Prior Plans or Individual Arrangements, and as 1.4 shares if such shares were subject to awards other than options or stock appreciation rights granted under the 2005 Plan. Shares which are received or withheld by the Company to satisfy tax liabilities arising from the grant or exercise of an option or award, or as a result of the use of shares to pay the option price, shall not again be available to awards under the 2005 Plan.

In assessing compensation and establishing the Company's equity and performance based plans, the Compensation Committee will take into account measures used within the industry that it finds to be in the best interests of the Company. The Compensation Committee will also consider guidance regarding compensation that is or becomes available from stockholder rights organizations and similar external sources.

Eligibility and Participation

All employees (including officers), directors, and consultants of the Company or any subsidiary are eligible for selection to receive awards under the 2005 Plan, subject to the following restrictions: (1) no ISO may be granted to any person who, at the time of grant, is not an employee of the Company or any subsidiary, and (2) no participant may be granted options or stock appreciation rights during any 12–month period with respect to more than 1,500,000 shares, (3) no participant may be granted restricted stock, performance awards and/or other stock unit awards that are denominated in shares in any 12–month period with respect to more than 750,000 shares, and (4) the maximum dollar value payable to any participant in any 12–month period with respect to performance awards and/or other stock unit awards that are valued with reference to cash or property other than shares is $2,500,000 (excluding awards denominated by reference to a number of shares). The share limitations set forth above are subject to adjustment in the event of a reorganization, spin–off, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or similar transaction during any fiscal year of the Company or portion thereof. If an option or stock appreciation right expires or terminates for any reason without having been exercised in full, or if any award is cancelled, the unpurchased shares subject to that expired or terminated option or stock appreciation right or cancelled award continue to be counted against the maximum number of shares for which options or stock appreciation rights or other awards may be granted to a participant during a 12–month period. Subject to such limitations, an individual who has been granted an option or stock appreciation right or other award may, if such individual is otherwise eligible, be granted additional options or stock appreciation rights or other awards as the Compensation Committee may determine.

Administration of the 2005 Plan

The 2005 Plan shall be administered by the Compensation Committee of the Board of Directors consisting of two or more directors of the Company who are both (a) "non–employee directors" within the meaning of Rule 16b–3 of the Exchange Act, and (b) "outside directors" within the meaning of Section 162(m) of the Code. The Compensation Committee has extremely broad discretion and power in interpreting and operating the 2005 Plan and in determining the employees, directors and consultants who shall be participants, and the terms of individual options, stock appreciation rights, restricted stock, other stock unit awards, performance awards, and dividend equivalents. To the extent permitted by applicable law, the Compensation Committee may delegate to one or more directors or officers the authority to grant awards to employees or officers who are not directors, "covered employees" whose compensation is subject to the limits of Section 162(m) of the Code, or officers subject to the short–swing rules of Section 16 of the Exchange Act. For a description of the limitation on deductibility under Section 162(m) of the Code for compensation paid to certain executive officers, see "—Federal Income Tax Matters—$1,000,000 Limit on Deductible Compensation."

Types of Awards

Awards under the 2005 Plan may consist of options, stock appreciation rights, restricted stock, other stock unit awards, performance awards or dividend equivalents. The nature of each of such types of awards is discussed below. Each award will be made by an award agreement whose form and content shall be determined by the Compensation Committee in its discretion, consistent with the provisions of the 2005 Plan. The terms of award agreements for a particular type of award need not be uniform.

Type of Options

Two types of options may be granted under the 2005 Plan: options intended to qualify as incentive stock options ("ISOs") under Section 422 of the Code, and options not so qualified for favorable federal income tax treatment ("NSOs").

Stock Appreciation Rights

The Compensation Committee, in its discretion, may also issue stock appreciation rights to employees, consultants and directors of the Company. A stock appreciation right is a right to receive a payment based on the increase in the fair market value of a share after the date of grant. The Compensation Committee may determine, in its discretion, that a stock appreciation right will be paid out in cash or in shares on its exercise. The number of shares that may be issued on the exercise of a stock appreciation right shall be determined by dividing: (a) the total number of shares as to which the stock appreciation right is exercised, multiplied by the amount by which the fair market value of one share on the exercise date exceeds the fair market value of one share on the date of grant of the stock appreciation right, by (b) the fair market value of one share on the exercise date; provided, however, that fractional shares shall not be issued and in lieu thereof, a cash adjustment shall be paid. In lieu of issuing shares on the exercise of a stock appreciation right, the Compensation Committee may in its sole discretion elect to pay the cash value of such shares. The Compensation Committee will not, however, take any action regarding a stock appreciation right, or otherwise under the 2005 Plan, that could subject a participant to a penalty tax under Section 409A of the Code.

Restricted Stock

The Compensation Committee, in its discretion, may also grant awards of restricted stock to participants. Restricted stock shall be shares granted or sold to a participant that are subject to vesting restrictions based on continued employment or attainment of performance goals.

Other Stock Unit Awards

The Compensation Committee, in its discretion, may grant other stock unit awards, which are awards valued in whole or part by reference to, or otherwise based on, shares. Other stock unit awards shall be subject to such conditions and restrictions as may be determined by the Compensation Committee, and may be payable in the form of cash or shares.

Performance Awards and Code Section 162(m) Provisions

The Compensation Committee, in its discretion, may issue performance awards to participants, the payment of which will be determined by the achievement of performance goals over a performance period. Upon the grant of a performance award, the Compensation Committee shall determine the relevant performance goals and the performance period. The performance based award provisions of the 2005 Plan permit the Company to grant performance awards to executive officers of the Company whose compensation is subject to the deductibility limit of Section 162(m) of the Code that will qualify as "performance based" compensation and that will thus be deductible without regard to the deductibility limit. Similarly, these provisions of the 2005 Plan permit the Company to provide that the vesting of restricted stock, and the vesting or payment of any other stock unit award, granted to such an executive officer will be subject to the achievement of the objective performance goals over a performance period, and thus satisfy the requirements to be "performance based" compensation which is deductible without regard to the deductibility limit. The Compensation Committee may also grant awards that are not "performance based," and that will be subject to the deductibility limit of Section 162(m), if it determines that such awards are in the best interests of the Company.

The performance goals shall be based on the attainment of specified levels, or growth, of one or any combination of the following: net sales; pretax income before allocation of corporate overhead and bonus; earnings per share; net income; division, group or corporate financial goals; return on stockholders' equity; return on assets; attainment of strategic and operational initiatives; appreciation in and/or maintenance of the price of the shares or any other publicly-traded securities of the Company; market share; gross profits; earnings before taxes; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; economic value-added models; comparisons with various stock market indices; reductions in costs; and/or return on invested capital of the Company or any affiliate, division or business unit of the Company for or within which the participant is primarily employed. Such performance goals also may be based solely by reference to the Company's performance or the performance of an affiliate, division or business unit of the Company, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. In setting performance goals, the Compensation Committee may specify objective adjustments to any of the foregoing measures for items that it determines will not properly reflect the Company's financial performance for these purposes, such as the write-off of debt issuance costs, pre-opening and development costs, gain or loss from asset dispositions, asset or other impairment charges, litigation settlement costs, and other non-routine items that the Compensation Committee foresees may occur during the performance period. The Compensation Committee may also exclude the impact of an event or occurrence which the Compensation Committee determines should appropriately be excluded, including (a) restructurings, discontinued operations, and charges for extraordinary items, (b) an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management, or (c) a change in accounting standards required or recommended by generally accepted accounting principles.

The performance period shall be determined by the Compensation Committee, but shall not be shorter than six months nor longer than five years.

Performance awards will generally be paid only after the end of the relevant performance period, and may be paid in cash, shares, other property, or any combination thereof, in the sole discretion of the Compensation Committee at the time of payment.

In the case of any performance awards, restricted stock, or other stock unit award that is intended to constitute "performance based" compensation, the performance goals and other terms and conditions of the award will be set by the Compensation Committee within the time prescribed by Section 162(m) and the regulations thereunder. If the performance period is 12 months or longer, such performance goals must be set by the Compensation Committee within the first 90 days of the performance period.

The Compensation Committee may adjust downward, but not upward, the amount payable to any executive officer of the Company under any award that is intended to constitute "performance based" compensation under Section 162(m). The Compensation Committee may not waive the achievement of the applicable performance goals under Section 162(m), except in the case of death or disability of the participant, or the occurrence of a change in control of the Company.

Before the vesting, payment, settlement or lapsing of any restrictions with respect to any award that is intended to constitute "performance based" compensation under Section 162(m), the Compensation Committee shall certify in writing that the applicable performance criteria have been achieved to the extent necessary for such award to qualify as "performance based" compensation within the meaning of Section 162(m).

The Compensation Committee shall have the power to impose such other restrictions on awards intended to constitute "performance based" compensation as it may deem necessary or appropriate to ensure that such awards satisfy all requirements to constitute "performance based" compensation within the meaning of Section 162(m), or which are not inconsistent with such requirements.

Unless affirmative votes representing a majority of the votes cast under applicable law or rules approve the continuation of the "performance based" compensation provisions of the 2005 Plan at the first duly constituted meeting of the stockholders of the Company that occurs in the fifth year following the later of i) effective date of the 2005 Plan or ii) the then most recent re–approval of the "performance based" compensation provisions of the 2005 Plan, no awards other than stock options or stock appreciation rights shall be made under the 2005 Plan following the date of such meeting to executive officers of the Company whose compensation is subject to the deduction limit of Section 162(m). Under currently applicable law or rules, to be duly constituted, a majority of the shares of capital stock outstanding and entitled to vote would have to be present in person or by proxy at the meeting at which stockholders vote to approve the continuation of the "performance based" compensation provisions of the 2005 Plan.

Dividend Equivalents

The Compensation Committee, in its sole discretion, may determine that a participant who receives an award will also be entitled to receive, currently or on a deferred basis, cash, stock or other property dividends, or cash payments in amounts equivalent to stock or other property dividends on shares ("dividend equivalents") with respect to the number of shares covered by the award. The Compensation Committee may also provide that such amounts (if any) shall be deemed to have been reinvested in additional shares or otherwise reinvested. In the event of a recapitalization, reorganization, spin–off, reclassification, stock dividend, stock split, reverse stock split or similar transaction, the Compensation Committee may, in its discretion, make an appropriate adjustment to dividend equivalents.

Option and Other Award Price

The purchase price for shares covered by each option shall not be less than 100% of the fair market value of such shares on the date of grant, but if an ISO is granted to a 10% stockholder of the Company or its subsidiaries (measured by ownership of voting power), the purchase price of an ISO shall not be less than 110% of the fair market value of such shares on the date of grant. The base price for a stock appreciation right shall not be less than 100% of the fair market value of shares as of the date of grant. The Compensation Committee, in its discretion, may determine the purchase price, if any, for restricted stock, other stock unit awards, and performance awards.

Exercisability of Options and Stock Appreciation Rights; Vesting of Restricted Stock and Other Awards

The Compensation Committee shall determine when and under what conditions any option or stock appreciation right shall become exercisable and when restricted stock, other stock unit awards, and performance awards shall become vested. However, there is a limit on the number of options that become exercisable for the first time in any year that can be ISOs. In any year, the options that become exercisable for the first time can be treated as ISOs only to the extent that the aggregate fair market value of shares of Pinnacle Common Stock (with such fair market value determined as of the date of grant of the options) covered by the options does not exceed $100,000. Any options that first become exercisable in the year in excess of this limit shall be treated as NSOs. The purchase price of shares on the exercise of an option shall be paid in full at the time of exercise in cash or by check payable to the order of the Company, or, subject to the approval of the Compensation Committee and subject to applicable law, by the delivery of shares of Pinnacle Common Stock already owned by the participant, through a "broker's" exercise involving the immediate sale or pledge of shares with a value sufficient to pay the exercise price, or by any other method permitted by applicable law. The Compensation Committee shall determine, in its discretion, the form of any payment for restricted stock, other stock unit awards, and performance shares.

Duration of Options and Stock Appreciation Rights

Each option or stock appreciation right shall expire on the date specified by the Compensation Committee, but not later than 10 years from the date of grant. ISOs granted to 10% stockholders of the Company (measured by ownership of voting power) shall expire not later than five years from the date of grant.

No Repricing

The Compensation Committee has no authority to reprice any option, to reduce the base price of any stock appreciation right, or cancel any option when the fair market value of shares is less than the option's exercise price per share.

Termination of Employment; Death or Disability

If a participant ceases to be employed by the Company or any of its subsidiaries for any reason other than termination for cause, death or permanent disability, the participant's options that were vested and exercisable shall remain exercisable until the end of the original term or for a maximum period of 90 days after the termination of employment, whichever is earlier (unless otherwise determined by the Compensation Committee in an individual option agreement or otherwise). If a participant dies or becomes permanently disabled, the participant's vested and unvested options shall be exercisable for the remainder of their original term or for 36 months after the date of death or permanent disability, whichever is earlier (unless otherwise determined by the Compensation Committee in an individual award agreement or otherwise). After a participant's death, options may be exercised by the person or persons to whom the participant's rights pass by will or the laws of descent and distribution. Unless the Compensation Committee determines otherwise in its discretion, similar rules shall apply to stock appreciation rights. The treatment of each award of restricted stock, other stock unit award, or performance award on the termination of employment, death, or disability of the participant shall be determined by the Compensation Committee in its discretion. If a participant's employment is terminated for cause, all of his or her awards may be immediately terminated and canceled, in the Compensation Committee's discretion.

Certain Corporate Transactions

Upon the happening of a merger, reorganization or sale of substantially all of the assets of the Company or other change of control events specified in the 2005 Plan, the Compensation Committee may, in its sole discretion, do one or more of the following: (i) shorten the period during which options and stock appreciation rights are exercisable (provided they remain exercisable for at least 30 days after the date notice of such shortening is given to the participants); (ii) accelerate any vesting schedule to which an option, stock appreciation right, restricted stock, other stock unit award or performance award is subject; (iii) arrange to have the surviving or successor entity or any parent entity thereof assume the restricted stock, other stock unit awards, stock appreciation rights or options or grant replacement options or stock appreciation rights with appropriate adjustments in the option prices and adjustments in the number and kind of securities issuable upon exercise; (iv) cancel options upon payment to the participants in cash of an amount that is the equivalent of the excess of the fair market value of the Pinnacle Common Stock (at the effective time of the merger, reorganization, sale or other event) over the exercise price of the option to the extent the options are vested and exercisable, and cancel stock appreciation rights by paying the value thereof; or (v) make any other modification or adjustment that the Compensation Committee deems appropriate and fair in its discretion. The Compensation Committee may also provide for one or more of the foregoing alternatives in any particular award agreement.

Rights as a Stockholder

The recipient of an option or stock appreciation right will have no rights as a stockholder with respect to shares of Pinnacle Common Stock covered by an option or stock appreciation right until the date such recipient becomes a holder of record of such shares, unless the Compensation Committee, in its discretion, elects to grant the participant dividend equivalent rights in connection with such option or stock appreciation right. The recipient of restricted stock or of an other stock unit award will generally have all the rights of a stockholder with respect to the shares of Pinnacle Common Stock issued pursuant to such award, including the right to vote such shares, but any dividends and distributions with respect to such shares will generally be subject to the same vesting restrictions, if any, as the underlying shares.

Assignability of Options, Stock Appreciation Rights and Other Awards

An ISO granted under the 2005 Plan shall, by its terms, be non-transferable by the participant, either voluntarily or by operation of law, other than by will or the laws of descent and distribution, and shall be exercisable during the participant's lifetime only by him or her. Any award issued under the 2005 Plan other than an ISO shall be nontransferable by the participant, either voluntarily or by operation of law, other than by will or the laws of descent and distribution, except as the Compensation Committee may determine in its discretion. With the consent of the Compensation Committee, an award under the 2005 Plan other than an ISO may be assigned, in whole or in part, during the participant's lifetime by gift to one or more members of the participant's immediate family or to a trust for their benefit.

Duration, Termination and Amendment of the 2005 Plan

The 2005 Plan became effective on the date of its adoption by the Board on April 1, 2005. The 2005 Plan shall continue in effect for 10 years thereafter. The Board of Directors, however, may suspend or terminate the 2005 Plan at any time. However, unless affirmative votes representing a majority of the votes cast under applicable law or rules approve the continuation of the "performance based" compensation provisions of the 2005 Plan at the first duly constituted meeting of the stockholders of the Company that occurs in the fifth year following the later of i) effective date of the 2005 Plan or ii) the then most recent re-approval of the "performance based" compensation provisions of the 2005 Plan, no awards other than options or stock appreciation rights shall be made under the 2005 Plan following the date of such meeting to executive officers of the Company whose compensation is subject to the deduction limit of Section 162(m). Under currently applicable rules, to be duly constituted, a majority of the shares of capital stock outstanding and entitled to vote would have to be present in person or by proxy at the meeting at which stockholders vote to approve the continuation of the "performance based" compensation provisions of the 2005 Plan. The suspension or termination of the 2005 Plan will generally not affect the validity of any option, stock appreciation right, restricted stock, other stock unit award, performance award or dividend equivalent outstanding on the date of termination.

The Board of Directors may also amend the 2005 Plan at any time, except that the Board of Directors will not amend the 2005 Plan in a way which violates Rule 16b-3 of the Exchange Act. The Board of Directors will not amend the 2005 Plan without obtaining stockholder approval to (a) increase the number of shares that may be the subject of awards under the 2005 Plan, (b) expand the types of awards available under the 2005 Plan, (c) materially expand the class of persons eligible to participate in the 2005 Plan, (d) amend any provision prohibiting the Compensation Committee from repricing options or taking similar action, (e) increase the maximum permissible term of any option, (f) amend the limits on grants of awards to any participant during a 12-month period, or (g) make any modification that requires stockholder approval under applicable law. Furthermore, no amendment of the 2005 Plan shall amend or impair any rights or obligations under any award theretofore granted under the 2005 Plan without the written consent of the holder of the affected award.

Federal Income Tax Matters

The following discussion of federal income tax consequences does not purport to be a complete analysis of all of the potential tax effects of the 2005 Plan. It is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. No information is provided with respect to persons who are not citizens or residents of the United States, or foreign, state or local tax laws, or estate and gift tax considerations. In addition, the tax consequences to a particular participant may be affected by matters not discussed above. ACCORDINGLY, EACH PARTICIPANT IS URGED TO CONSULT HIS OR HER TAX ADVISOR CONCERNING THE TAX CONSEQUENCES TO HIM OR HER OF THE 2005 PLAN, INCLUDING THE EFFECTS OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND OF CHANGES IN THE TAX LAWS.

The 2005 Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is not qualified under Section 401(a) of the Code.

Non-Qualified Stock Options

Under current federal income tax law, the grant of an NSO has no tax effect on the Company or the participant. If the shares of Pinnacle Common Stock received on the exercise of an NSO are not subject to restrictions on transfer or risk of forfeiture, the exercise of the NSO will result in ordinary income to the participant equal to the excess of the fair market value of the shares at the time of exercise over the option price. The participant's tax basis in the shares will be equal to the option price plus the amount of ordinary income recognized upon the exercise of the option. Upon any subsequent disposition of the shares, any gain or loss recognized by the participant will be treated as capital gain or loss and will be long-term capital gain or loss if the shares are held for more than one year after exercise. At the time of recognition of ordinary income by the participant upon exercise, the Company will normally be allowed to take a deduction for federal income tax purposes in an amount equal to such recognized ordinary income.

If the shares received on the exercise of an NSO are subject to restrictions on transfer or risk of forfeiture (e.g., a vesting condition), different rules will apply, and the tax consequences will depend on whether the participant makes an election under Section 83(b) of the Code within 30 days after exercise of the option. If the participant does not make a Section 83(b) election, the participant will recognize ordinary income when the shares vest in an amount equal to the excess of the fair market value on the date of vesting over the exercise price. In that case, the participant's basis in the shares will be the fair market value of the shares on the date of vesting, and the participant's holding period will begin on the date of vesting. Upon any later disposition of the shares, any gain or loss that the participant recognizes will be capital gain or loss, and will be long-term capital gain or loss if the participant holds the shares more than one year after vesting. The Company will be allowed a deduction for federal income tax purposes when the shares vest equal to the amount of ordinary income the participant recognizes.

On the other hand, if the participant makes a Section 83(b) election, the participant will recognize ordinary income at the time of exercise equal to the excess of the fair market value on the date of exercise over the exercise price. The Company will be allowed a deduction for federal income tax purposes on the date of exercise equal to the amount of ordinary income he or she recognizes. The participant's basis in the shares will generally begin on the date of exercise, and the participant's basis in the shares will generally be the option price increased by the amount of ordinary income the participant recognized at the time of exercise. Upon any later disposition of the shares, any gain or loss that the participant recognizes will be capital gain or loss, and will be long–term capital gain or loss if the participant holds the shares more than one year after exercise. However, if the participant later forfeits the shares, the participant will recognize a capital loss equal to excess (if any) of the option price over any amount the participant receives from the Company on the forfeiture. In other words, if a participant makes the Section 83(b) election and thereby recognizes ordinary income on the date of exercise, the participant will receive no corresponding deduction or loss if the participant later forfeits the shares for the amount of ordinary income the participant recognized.

Incentive Stock Options

The federal income tax consequences associated with ISOs are generally more favorable to the participant and less favorable to the Company than those associated with NSOs. Under current federal income tax law, the grant of an ISO does not result in income to the participant or in a deduction for the Company at the time of the grant. Generally, the exercise of an ISO will not result in income for the participant if the participant does not dispose of the shares within two years after the date of grant or within one year after the date of exercise. If these requirements are met, the basis of the shares of Pinnacle Common Stock upon a later disposition will be the option price, any gain on the later disposition will be taxed to the participant as long–term capital gain, and the Company will not be entitled to a deduction. The excess of the market value on the exercise date over the option price is an adjustment to regular taxable income in determining alternative minimum taxable income, which could cause the participant to be subject to the alternative minimum tax, thereby in effect depriving the participant of the tax benefits of ISO treatment. If the participant disposes of the shares before the expiration of either of the holding periods described above (a "Disqualifying Disposition"), the participant will have compensation taxable as ordinary income, and the Company will normally be entitled to a deduction, equal to the lesser of (a) the fair market value of the shares on the exercise date minus the option price, or (b) the amount realized on the disposition minus the option price. If the price realized in any such Disqualifying Disposition of the shares exceeds the fair market value of the shares on the exercise date, the excess will be treated as long–term or short–term capital gain, depending on the participant's holding period for the shares.

Stock Appreciation Rights

A participant holding a stock appreciation right will recognize ordinary income on the exercise of the stock appreciation right equal to the amount of cash or the fair market value of the shares he or she receives on the exercise. The Company will receive a tax deduction in the same amount. Upon disposition of the shares acquired, the participant will recognize the appreciation or depreciation on the shares after the date of grant as either short–term or long–term capital gain or loss, depending on how long the shares have been held.

Other Awards

The taxation of an award other than an option or a stock appreciation right depends on whether or not it consists of restricted stock (i.e., stock subject to a vesting restriction based on continued employment or attainment of performance goals). If any other stock unit award or a performance award does not consist of restricted stock, and is not settled in restricted stock, the participant will recognize ordinary income on the receipt of cash or shares equal to the amount of cash, or the excess of the fair market value of the shares over the amount (if any) that the participant pays for the shares. The Company will receive a tax deduction in the same amount. Upon disposition of the shares acquired, the participant will recognize the appreciation or depreciation on the shares after the date of grant as either short–term or long–term capital gain or loss, depending on how long the shares have been held.

In general, no taxable income will be recognized by a participant at the time restricted stock is granted. Generally, on the date the restricted stock becomes vested, the participant will recognize ordinary income in an amount equal to the difference between the fair market value of the shares on the date the shares vest and the purchase price, and the Company will receive a tax deduction for the same amount. Upon disposition of the shares acquired, the participant will recognize the appreciation or depreciation on the shares after the date of vesting as either short–term or long–term capital gain or loss, depending on how long the shares have been held.

Alternatively, a participant may elect to make an election under Section 83(b) of the Code with respect to unvested shares. If a participant makes a Section 83(b) election with the Internal Revenue Service within 30 days from the date of grant, the participant will recognize ordinary income in an amount equal to the difference between the fair market value of the shares on the date of grant and the purchase price, and the Company will receive a tax deduction for the same amount. If the participant makes a timely Section 83(b) election, the participant will not recognize ordinary income when the shares vest. Upon disposition of the shares acquired, the participant will recognize the appreciation or depreciation on the shares after the date of grant as either short–term or long–term capital gain or loss, depending on how long the shares have been held. If the participant forfeits unvested shares, the participant will recognize a capital loss equal to the excess (if any) of the purchase price over any amount the participant receives from the Company on the forfeiture. Generally, if the participant makes a Section 83(b) election, and thereby recognizes ordinary income on the date of grant, the participant will receive no corresponding deduction or loss for the amount of ordinary income the participant recognized if the participant later forfeits any unvested shares.

$1,000,000 Limit on Deductible Non–Performance Based Compensation

Section 162(m) of the Code provides that any publicly–traded corporation will be denied a deduction for compensation paid to certain executive officers to the extent that the compensation exceeds $1,000,000 per officer per year. However, the deduction limit does not apply to "performance based" compensation, as defined in Section 162(m). Compensation is performance based compensation if (i) the compensation is payable on account of the attainment of one or more performance goals; (ii) the performance goals are established by a compensation committee of the Board of Directors of directors consisting of "outside directors"; (iii) the material terms of the compensation and the performance goals are disclosed to and approved by the stockholders in a separate vote; and (iv) the compensation committee certifies that the performance goals have been satisfied. The Company believes that, since the stockholders have approved the 2005 Plan, the stock options and stock appreciation rights granted thereunder will satisfy the requirements to be treated as performance based compensation, and accordingly will not be subject to the deduction limit of Section 162(m) of the Code. As discussed above, the performance based award provisions of the 2005 Plan permit the Company to grant performance awards to executive officers of the Company whose compensation is subject to the deductibility limit of Section 162(m) of the Code that will qualify as "performance based" compensation, and to provide that the vesting of restricted stock, and the vesting or payment of any other stock unit award, granted to such an executive officer will be subject to the achievement of the objective performance goals over a performance period, and thus satisfy the requirements to be "performance based" compensation. The Compensation Committee may also grant awards that are not "performance based," and that will be subject to the deductibility limit of Section 162(m), if it determines that such awards are in the best interests of the Company.

Excess Parachute Payments

Under Section 4999 of the Code, certain officers, stockholders, or highly–compensated individuals ("Disqualified Individuals") will be subject to an excise tax (in addition to federal income taxes) of 20% of the amount of certain "excess parachute payments" which they receive as a result of a change in control of the Company. Furthermore, Section 280G of the Code prevents the Company from taking a deduction for any "excess parachute payments." The cash out or acceleration of the vesting of stock options, stock appreciation rights, restricted stock, other stock unit awards or performance awards upon a change of control may cause the holders of such stock options, stock appreciation rights, restricted stock, other stock unit awards and performance awards who are Disqualified Individuals to recognize certain amounts as "excess parachute payments" on which they must pay the 20% excise tax, and for which the Company will be denied a tax deduction.

Section 409A Considerations

Section 409A of the Code imposes certain additional taxes on an employee or service provider who receives "deferred compensation" that does not comply with the requirements of Section 409A. The Company believes that stock options, stock appreciation rights, and restricted stock granted under the 2005 Plan will not constitute "deferred compensation" within the meaning of Section 409A. The Company also believes that other awards under the 2005 Plan that are payable within a limited period of time after vesting will not constitute "deferred compensation" within the meaning of Section 409A. The Company intends that awards under the 2005 Plan that constitute "deferred compensation" within the meaning of Section 409A will have terms that conform with the requirements of Section 409A, so that persons who receive such awards will not be subject to additional taxes under Section 409A.

Special Rules; Withholding of Taxes

Special tax rules may apply to a participant who is subject to Section 16 of the Exchange Act. Other special tax rules will apply if a participant exercises a stock option by delivering shares of Pinnacle Common Stock which he or she already owns, or through a "broker's exercise."

The Company may take whatever steps the Compensation Committee deems appropriate to comply with any applicable withholding tax obligation in connection with the exercise of an option or stock appreciation right or the grant or vesting of restricted stock, other stock unit awards, or performance awards, including requiring any participant to pay the amount of any applicable withholding tax to the Company in cash. The Compensation Committee may, in its discretion, authorize "cashless withholding."

PROPOSAL 3

RE-APPROVAL OF THE "PERFORMANCE-BASED" COMPENSATION PROVISIONS OF THE 2005 EQUITY AND PERFORMANCE INCENTIVE PLAN TO COMPLY WITH THE REQUIREMENTS OF SECTION 162(M) OF THE INTERNAL REVENUE CODE

(Item No. 3 on Proxy Card)

Background

In 2005, the Board of Directors adopted and the stockholders approved the Company's 2005 Equity and Performance Incentive Plan. The 2005 Plan is intended to comply with Section 162(m) of the Code and the regulations promulgated thereunder, resulting in the tax deductibility of amounts payable under the 2005 Plan to the Chief Executive Officer or other named executive officers whose compensation is reported in this Proxy Statement as "performance-based" compensation. In order to extend the time during which amounts payable to the Chief Executive Officer or other named executive officers whose compensation is reported in this Proxy Statement continue to be characterized as "performance-based" compensation, the Company is submitting the "performance-based" compensation provisions of the 2005 Plan to its stockholders for re-approval. Continued compliance with Section 162(m) of the Code results in the tax deductibility of related compensation expense to the Chief Executive Officer or other named executive officers whose compensation is reported in this Proxy Statement for the Company.

Section 162(m) denies to a publicly-held corporation a deduction from taxable income for covered compensation in excess of $1,000,000 paid in any taxable year to the Chief Executive Officer or other named executive officers whose compensation is reported in this Proxy Statement. Covered compensation does not include amounts payable upon the attainment of performance targets established by a compensation committee consisting solely of outside directors if the material terms of the compensation are approved by the company's stockholders. If the compensation committee has the authority to change the performance targets, the "performance-based" compensation provisions must be re-approved at least once every five years. Therefore, the 2005 Plan provides that unless affirmative votes representing a majority of the votes cast under applicable law approve the continuation of the "performance-based" compensation provisions of the 2005 Plan on or before the first duly constituted meeting of the stockholders of the Company that occurs in the fifth year following the effective date of the 2005 Plan, no awards other than stock options or stock appreciation rights shall be made under the 2005 Plan following the date of such meeting to executive officers of the Company whose compensation is subject to the deduction limit of Section 162(m). There have been no material changes to the "performance-based" compensation provisions set forth in the 2005 Plan; however, it has been three years since the Company's stockholders initially approved the 2005 Plan. For this reason, the Company is submitting the "performance-based" compensation provisions of the 2005 Plan for re-approval by its stockholders.

The five year re-approval requirement does not apply to stock options and stock appreciation requirements, which can qualify as "performance-based" compensation under Section 162(m) if they meet certain requirements. We believe that the stock options and stock appreciation rights granted under the 2005 Plan meet the requirements to be treated as "performance-based" compensation, and accordingly will not be subject to the deduction limit of Section 162(m), whether or not the stockholders re-approve the "performance-based" compensation provisions of the 2005 Plan.

Proposal

The re-approval of the "performance-based" compensation provisions contained in Article X of the 2005 Plan will allow the Company to continue to award incentives with meaningful performance milestones that will qualify as "performance-based" compensation under Section 162(m) of the Code. Awards which so qualify will not be subject to the $1,000,000 per person limitation on the income tax deductibility of compensation paid to certain executive officers that would otherwise be imposed under Section 162(m) of the Code.

If this proposal regarding the re-approval of the "performance-based" compensation provisions of the 2005 Plan does receive the affirmative votes representing a majority of the votes cast under applicable law, no awards other than stock options or stock appreciation rights shall be made under the 2005 Plan following the date of the first duly constituted meeting of the stockholders of the Company that occurs in the fifth year following the most recent re-approval of the "performance-based" provisions of the 2005 Plan to executive officers of the Company whose compensation is subject to the deduction limit of Section 162(m). If this proposal does not receive the affirmative votes representing a majority of the votes cast under applicable law, no awards other than stock options or stock appreciation rights shall be made under the 2005 Plan following the date of the first duly constituted meeting of the stockholders of the Company that occurs in the fifth year following the initial effective date of the 2005 Plan to executive officers of the Company whose compensation is subject to the deduction limit of Section 162(m). In short, re-approval of performance based compensation provisions of the 2005 Plan will extend by three years the time during which the Company can make awards other than stock options or stock appreciation rights under the 2005 Plan to executive officers of the Company whose compensation is subject to the deduction limit of Section 162(m) and receive tax deductions appurtenant thereto before having to seek stockholder re-approval again.

Required Vote

Affirmative votes representing a majority of the votes cast "FOR," "AGAINST" or "ABSTAIN" with respect to the proposal in person or by proxy and entitled to vote at the Annual Meeting will be required to approve this proposal, provided that the total votes cast on the proposal represent more than 50% of all shares entitled to vote on the proposal. According to NYSE rules, a vote to "ABSTAIN" on the proposal will be considered as a vote cast with respect to such matter, and will have the same effect as a vote "AGAINST" the proposal. Broker non-votes will have no effect on the proposal, unless the votes otherwise cast constitute less than over 50% of all shares entitled to vote on the proposal.

New Plan Benefits

For 2008, the dollar value of awards under the 2005 Plan are not currently determinable because such amounts are dependent on the Company's future performance and future grants which have not yet been determined.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" RE-APPROVAL OF THE "PERFORMANCE-BASED" COMPENSATION PROVISIONS OF THE 2005 EQUITY AND PERFORMANCE INCENTIVE PLAN TO COMPLY WITH THE REQUIREMENTS OF SECTION 162(M) OF THE INTERNAL REVENUE CODE.

Performance Goals and 2005 Plan Information

The Compensation Committee, in its discretion, may issue performance awards to participants, the payment of which will be determined by the achievement of performance goals over a performance period. Upon the grant of a performance award, the Compensation Committee shall determine the relevant performance goals and the performance period.

As was the case when stockholders initially approved the 2005 Plan, the performance goals shall be based on the attainment of specified levels, or growth, of one or any combination of the following: net sales; pretax income before allocation of corporate overhead and bonus; earnings per share; net income; division, group or corporate financial goals; return on stockholders' equity; return on assets; attainment of strategic and operational initiatives; appreciation in and/or maintenance of the price of the shares or any other publicly-traded securities of the Company; market share; gross profits; earnings before taxes; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; economic value-added models; comparisons with various stock market indices; reductions in costs, and/or return on invested capital of the Company or any affiliate, division or business unit of the Company for or within which the participant is primarily employed. Such performance goals also may be based solely by reference to the Company's performance or the performance of an affiliate, division or business unit of the Company, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. In setting performance goals, the Compensation Committee may specify objective adjustments to any of the foregoing measures for items that it determines will not properly reflect the Company's financial performance for these purposes, such as the write-off of debt issuance costs, pre-opening and development costs, gain or loss from asset dispositions, asset or other impairment charges, litigation settlement costs, and other non-routine items that the Compensation Committee foresees may occur during the performance period. The Compensation Committee may also exclude the impact of an event or occurrence which the Compensation Committee determines should appropriately be excluded, including (a) restructurings, discontinued operations, and charges for extraordinary items, (b) an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management, or (c) a change in accounting standards required or recommended by generally accepted accounting principles.

The performance period shall be determined by the Compensation Committee, but shall not be shorter than six months nor longer than five years.

Performance awards will generally be paid only after the end of the relevant performance period, and may be paid in cash, shares, other property, or any combination thereof, in the sole discretion of the Compensation Committee at the time of payment.

The Compensation Committee may adjust downward, but not upward, the amount payable to any executive officer of the Company under any award that is intended to constitute "performance-based" compensation. The Compensation Committee may not waive the achievement of the applicable performance goals, except in the case of death or disability of the participant, or the occurrence of a change in control of the Company.

Before the vesting, payment, settlement or lapsing of any restrictions with respect to any award that is intended to constitute "performance-based" compensation, the Compensation Committee shall certify in writing that the applicable performance criteria have been achieved to the extent necessary for such award to qualify as "performance-based" compensation within the meaning of Section 162(m) of the Code.

The Compensation Committee shall have the power to impose such other restrictions on awards intended to constitute "performance-based" compensation as it may deem necessary or appropriate to ensure that such awards satisfy all requirements to constitute "performance-based" compensation within the meaning of Section 162(m), or which are not inconsistent with such requirements.

Unless affirmative votes representing a majority of the votes cast under applicable law or rules approve the continuation of the "performance-based" compensation provisions of the 2005 Plan on or before the first duly constituted meeting of the stockholders of the Company that occurs in the fifth year following the effective date of the 2005 Plan or at the first duly constituted meeting of the stockholders of the Company that occurs in the fifth year following the re-approval of the "performance-based" compensation provisions of the 2005 Plan, no awards other than stock options or stock appreciation rights shall be made under the 2005 Plan following the date of such meeting to executive officers of the Company whose compensation is subject to the deduction limit of Section 162(m). Under currently applicable law or rules, to be duly constituted, a majority of the shares of capital stock outstanding and entitled to vote would have to be present in person or by proxy at the meeting at which stockholders vote to approve the continuation of the "performance-based" compensation provisions of the 2005 Plan.

This summary description of the 2005 Plan is qualified by reference to the summary description of the 2005 Plan in Proposal 2 above and to the 2005 Plan, a copy of which is attached to this Proxy Statement in Appendix B.

PROPOSAL 4
APPROVAL OF AMENDMENT TO AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN
(Item No. 4 on Proxy Card)

Background

In 1991, the Board of Directors adopted and the stockholders approved the Company's Amended and Restated Directors Deferred Compensation Plan. The Directors Plan permits each director of the Company to elect to defer receipt of all or a portion of his compensation in his capacity as a director, and to receive such deferred compensation either in the form of cash or in the form of shares of Pinnacle Common Stock. The Directors Plan was last amended in May 1999 to increase the number of shares that are issuable under the Directors Plan. The Directors Plan currently provides for the issuance of up to 275,000 shares of Pinnacle Common Stock to directors of the Company. As of March 27, 2008, 231,409 shares of Common Stock had been allocated to the directors' accounts under the Directors Plan. Accordingly, the Board of Directors has determined that it is in the best interest of the Company to replenish the number of shares that may be granted under the Directors Plan.

The Company is also making amendments to the Directors Plan in order to replace references to "Hollywood Park," the Company's former name, with Pinnacle Entertainment, Inc.

Proposal

The terms of the Directors Plan, as currently in effect, are described below under "Summary of the Directors Plan." The Directors Plan is attached in this Proxy Statement as Appendix C and reflects the proposed amendment to the Directors Plan. The proposed amendment to the Plan would increase the number of shares of Common Stock that may be issued under the plan by 50,000 shares.

The Board of Directors believes that the proposed amendment to the Directors Plan will enhance the Company's ability to attract and retain persons of outstanding competence to serve as directors by allowing, at each director's election, to receive payment of all or a portion of their compensation in the form of shares of Pinnacle Common Stock and by giving them an increased stake in the Company and its future.

Accordingly, stockholders are requested to approve the amendment to the Directors Plan to increase the maximum number of shares of Pinnacle Common Stock that may be issued under the Directors Plan to 325,000 and to make amendments to the Directors Plan to replace references to the Company's former name with Pinnacle Entertainment, Inc.

Required Vote

Affirmative votes representing a majority of the votes cast "FOR," "AGAINST" or "ABSTAIN" with respect to the proposal in person or by proxy and entitled to vote at the Annual Meeting will be required to approve this proposal, provided that the total votes cast on the proposal represent more than 50% of all shares entitled to vote on the proposal. According to NYSE rules, a vote to "ABSTAIN" on the proposal will be considered as a vote cast with respect to such matter, and will have the same effect as a vote "AGAINST" the proposal. Broker non–votes will have no effect on the proposal, unless the votes otherwise cast constitute less than over 50% of all shares entitled to vote on the proposal.

New Plan Benefits

For 2008, the dollar value of awards under the Directors Plan are not currently determinable because such amounts are dependent on future compensation not yet earned by the directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE AMENDMENT TO THE AMENDED AND RESTATED DIRECTORS DEFERRED COMPENSATION PLAN.

Summary of the Directors Plan

The following is a summary of the key provisions of the Directors Plan, assuming that stockholders approve this Proposal 4. This summary does not purport to be a complete description of all the provisions of the Directors Plan, and it is qualified in its entirety by reference to the full text of the Directors Plan. A copy of the Directors Plan is attached as Appendix C to this Proxy Statement. Any stockholder who desires to obtain a copy of the Directors Plan may do so by written request to the Secretary of the Company, at 3800 Howard Hughes Parkway, Las Vegas, Nevada 89169.

Term of Directors Plan

The amendment to the Directors Plan shall become effective upon stockholder approval of this Proposal 4 at the Annual Meeting, and the Directors Plan, as amended, will remain in effect until terminated by the Board of Directors of the Company.

Shares Subject to the Directors Plan

The Company shall not be required to reserve or otherwise set aside funds or shares of Pinnacle Common Stock for the payment of its obligations hereunder. The Company shall make available as and when required a sufficient number of shares of Pinnacle Common Stock to meet the needs of the Directors Plan. The shares to be issued under the Directors Plan are authorized and unissued shares or shares which have been reacquired by the Company.

The maximum number of shares of Pinnacle Common Stock that can be issued pursuant to the Directors Plan, if the amendment to the Directors Plan is approved, will be 325,000. This amount represents an increase from the 275,000 shares issuable under the current Directors Plan.

Eligibility and Participation

Participation in the Directors Plan is limited to directors of the Company. All such directors are eligible to participate, except for Mr. Lee who does not receive any separate compensation for his service as the Chairman of the Board. It is anticipated that the Company will have eight directors who are eligible to participate in the Directors Plan on the effective date of the amendment to the Directors Plan.

Administration of the Directors Plan

The Directors Plan shall be administered by the Board of Directors. The Board of Directors shall have the discretion and power to interpret provisions of the Directors Plan, to compute amounts to be credited to and distributed from directors' accounts under the Directors Plan, to prescribe, amend and rescind rules and regulations relating to the Directors Plan and to make all other determinations it deems necessary or advisable to administer the Directors Plan.

Deferred Compensation

Each director may elect to defer all or a portion of his or her compensation received in his or her capacity as a director. Such election must be made by each eligible director six months prior to the beginning of the calendar year for which such deferrals will apply. Such election will continue until the participating director terminates such election in writing and such termination shall take effect six months after such notice is given. Any such deferred compensation will be credited to a deferred compensation account, either in cash or in shares of Pinnacle Common Stock, at each director's election. As of the date the director's compensation would otherwise have been paid and depending on the director's election, the director's deferred compensation account will be credited with either (a) cash, (b) the number of full and/or fractional shares of Pinnacle Common Stock obtained by dividing the amount of the director's compensation which he or she elected to defer by the average of the closing price of Pinnacle Common Stock on the principal stock exchange on which Pinnacle Common Stock is listed (or, if the shares are not listed on a stock exchange, the NASDAQ National Market System) on the last ten business days of the calendar quarter or month for which such compensation is payable, or (c) a combination of (a) and (b).

All cash amounts credited to the director's deferred compensation account shall bear interest at an amount to be determined from time to time by the Board of Directors.

If a director has elected to allocate his or her deferred compensation to shares of Pinnacle Common Stock, such director's deferred compensation account shall be credited at the end of each calendar quarter with the number of full and/or fractional shares of Pinnacle Common Stock obtained by dividing the dividends which would have been paid on the shares credited to the director's deferred compensation account as of the dividend record date, if any, occurring during such calendar quarter if such shares had been issued and outstanding shares of Pinnacle Common Stock on such date, by the closing price of Pinnacle Common Stock on the principal stock exchange on which Pinnacle Common Stock is listed (or, if the shares are not listed on a stock exchange, the

NASDAQ National Market System) on the date such dividend(s) was paid. In addition, if the Company declares a dividend payable in shares of Pinnacle Common Stock, the director's deferred compensation account shall be credited at the end of each calendar quarter with the number of full and/or fractional shares of Pinnacle Common Stock which shares of Pinnacle Common Stock such director would have been entitled to if such shares had been issued and outstanding shares of Pinnacle Common Stock on the record date for such stock dividend(s).

However, the directors shall not have any interest in the cash and/or Pinnacle Common Stock credited to their deferred compensation accounts until distributed in accordance with the Directors Plan, and shall not have any voting rights with respect to such shares until shares credited to their deferred compensation accounts are distributed. The rights of a director to receive payments under the Directors Plan shall be no greater than the rights of an unsecured general creditor of the Company.

Deferred amounts under the Directors Plan shall be distributed, either in a lump-sum or in equal installments not to exceed 15 years at the participating director's election, in the calendar quarter immediately following cessation of the participating director's service as a director of the Company. If a director should die before all amounts credited under the Directors Plan shall have been paid, the unpaid balance in the participating director's account shall be paid promptly.

PROPOSAL 5
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS
(Item No. 5 on Proxy Card)

The Audit Committee has appointed Deloitte & Touche LLP to audit the Company's consolidated financial statements for the 2008 fiscal year and to audit the Company's effectiveness of internal control over financial reporting as of December 31, 2008. This appointment is being presented to stockholders for ratification at the Annual Meeting. Stockholder ratification of the appointment of Deloitte & Touche LLP as the Company's independent auditors is not required by the Company's Restated Bylaws or otherwise. The Company is submitting the appointment of Deloitte & Touche LLP to stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee will reconsider whether to retain Deloitte & Touche LLP. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent audit firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders.

Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting. They will have an opportunity to make statements if they desire and will be available to respond to appropriate questions.

Required Vote

The action of the Audit Committee in appointing of Deloitte & Touche LLP as the Company's independent auditors for the 2008 fiscal year will be ratified upon the approval by the affirmative vote of a majority of the votes cast "FOR" or "AGAINST" the proposal. Abstentions and broker non-votes will have no effect on the outcome of the vote on this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE 2008 FISCAL YEAR.

Audit and Related Fees

Fees Paid to Independent Auditor

The following table shows fees that the Company paid (or accrued) for professional services rendered by Deloitte & Touche LLP for fiscal years 2007 and 2006.

Fee Category	2007	2006
Audit Fees	$ 1,914,700	$ 1,558,454
Audit-Related Fees	0	0
Tax Fees	811,658	611,068
All Other Fees	0	0
Total All Fees	$ 2,726,358	$ 2,169,522

Audit Fees

Audit fees for 2007 and 2006 relate to professional services rendered by Deloitte & Touche LLP in connection with reviews of the financial statements included in the Company's Quarterly Reports on Form 10-Q, certain procedures in connection with registration statements and prospectus supplements and other offering documents, and the audit of the Company's financial statements and effectiveness of internal control over financial reporting (as required by the Sarbanes-Oxley Act).

Audit-Related Fees

Except as described above, Deloitte & Touche LLP did not bill any fees for, or provide to the Company, any assurance or related services (such as employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation) rendered in 2007 or 2006 that are reasonably related to the performance of the audit or review of the Company's financial statements.

Tax Fees

Fees billed for 2007 and 2006 relate to tax compliance and tax advice and planning services rendered by Deloitte & Touche LLP.

All Other Fees

Except as described above, Deloitte & Touche LLP did not bill the Company for any fees for, or deliver or render to the Company, any other products or services in 2007 or 2006.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has adopted formal policies and procedures with regard to the approval of all professional services provided to the Company by Deloitte & Touche LLP. Below is a summary of the 2007 policies and procedures.

With regard to "Audit" services, in 2007, the Audit Committee pre-approved the proposed budget for Deloitte & Touche LLP's audit and Sarbanes-Oxley attestation of the Company's financial statements, plus up to an additional amount for audit services not included in the budget.

With regard to "Audit-Related" services, in 2007, the Audit Committee pre-approved the expenditure of up to a certain amount for services included on a pre-approved list. The Audit Committee's policy is to use Deloitte & Touche LLP only if these services more logically can be performed by the accounting firm than by other qualified accounting firms.

With regard to "Tax" services, in 2007, the Audit Committee pre–approved the expenditure of up to a certain amount for services included on a pre–approved list. The Audit Committee's policy is to use Deloitte & Touche LLP only if these services more logically can be performed by the accounting firm than by other qualified accounting firms.

With regard to "Other" services, in 2007, the Audit Committee pre–approved the expenditure of up to a certain amount for services included on a pre–approved list. The Audit Committee's policy is to use Deloitte & Touche LLP for such services only if it has been determined that (a) Deloitte & Touche LLP's services are "synergistic" and utilizing Deloitte & Touche LLP creates efficiencies, minimizes disruption or preserves confidentiality or (b) Deloitte & Touche LLP possesses unique or superior qualifications to provide such services. The Audit Committee is able to pre–approve exceptions to this policy.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Philosophy and Objectives

The key objectives of our compensation programs are to attract, retain and motivate well–qualified executives who will support the rapid growth and development of our Company in a dynamic industry. We assembled our current team of key executives several years ago and, under their leadership, we have experienced significant profit improvement from our existing operations. We have also completed or are undertaking major projects in St. Louis city and county, Missouri; Lake Charles, Louisiana; Baton Rouge, Louisiana; and Atlantic City, New Jersey, involving significant capital expenditures over the next several years. We believe that continuity of our management team is important to ensure the successful completion of these projects and for our Company to continue to seek, obtain, finance, design, build, open and operate other successful properties. It is therefore important to motivate, retain, and reward our executives commensurate with their success.

More specifically, our programs are designed to:

- Position Executive Pay Commensurate with Performance. We seek to pay at competitive median levels of compensation for median performance, well above competitive levels for outstanding achievement, and well below competitive levels for poor performance over a multi–year time horizon;
- Provide Superior Upside Opportunity. We encourage high–performing and valuable executives to stay with the Company over the long–term through highly leveraged incentives, with an emphasis on superior rewards for superior performance. We believe that this high–risk, high reward approach to compensation is attractive to successful and highly qualified executives; and
- Provide Tax–Efficient Savings Vehicles to Executives. As allowable under the law, we believe that providing our executives with attractive and tax–effective opportunities to save their compensation under non–qualified deferred compensation programs enhances their ties to the Company; minimizes potential distractions caused by concerns over long–term income security; and improves the Company's available cash flow for further investment to enhance stockholder value.

We do not allocate between cash versus non–cash compensation and short–term versus long–term compensation based on specific percentages. Instead, we believe that the compensation opportunity for executives should be generally in line with the prevailing market when evaluated over the long–term, and that performance incentives should be more heavily weighted than base salaries and other fixed components of compensation.

Role of Executive Officers and Outside Advisors in Compensation Decisions

Our compensation decisions on senior executive and director compensation are made by the Compensation Committee, which is composed entirely of independent outside members of our Board of Directors, and Compensation Committee decisions are generally ratified by our full Board of Directors, with Mr. Lee abstaining as to his compensation. The Compensation Committee periodically receives recommendations from our principal executive officer, Mr. Lee, and consults with outside, nationally–recognized independent compensation consultants, as it deems appropriate. The Compensation Committee uses the independent compensation consultants to help determine whether the total compensation of our named executive officers is competitive but not overly generous, determine whether each element of compensation paid to our named executive officers is competitive and focuses executives on achieving our goals, and evaluate proposed changes in the types and levels of compensation paid to our named executive officers.

In fiscal 2007, the Compensation Committee engaged two separate compensation consultants: Mercer Human Resource Consulting ("Mercer") was engaged in early 2007 to assess executive pay levels relative to market practices and develop recommendations regarding the Company's executive deferred compensation and retirement plans. In late 2007, RAF Advisors, LLC (which has changed its name to Farient Advisors LLC in early 2008 and is referred to as "Farient" herein) was retained to update the competitive review of market practices and to assist the Compensation Committee in assessing specific recommendations regarding deferred compensation and retirement plans put forth by management. This review and analysis was requested by the Compensation Committee. Farient serves at the discretion of the Compensation Committee and does no other work for the Company other than that authorized by the Compensation Committee. The Compensation Committee believes that it is critical for the compensation consultant to meet with management, especially our Chief Executive Officer, for input on other executives and for perspective on the impact of compensation recommendations.

In addition to recommendations put forth by Mr. Lee, other members of our executive team are involved in the compensation process by assembling data to present to the Compensation Committee and by working with the outside independent compensation consultants to give them the information necessary to enable them to complete their reports.

Competitive Pay Comparisons

With the assistance of outside advisors, the Compensation Committee also considers information on the executive compensation from a peer group of publicly traded companies and compensation surveys. The Compensation Committee uses the data available from these sources to assess the reasonableness of the Company's compensation practices over time and to test the alignment of pay with performance.

In 2006, the Compensation Committee reviewed pay practices for a peer group of approximately 15 companies primarily in the gaming and hospitality industry, but also included some companies in the financial and private equity fields. The Compensation Committee included financial and private equity companies in the peer group because several members of our key management team have been drawn from such companies in the past. In 2007, as part of its annual assessment of peers, the Compensation Committee determined that the gaming and hospitality industry adequately reflects the competitive market for talent in our industry and provided pertinent data that was more readily available. Therefore, the financial and private equity companies were no longer included in the analysis for 2007.

Specifically, for 2007, the peer group consisted of Ameristar Casinos, Inc., Boyd Gaming Corp., Isle of Capri Casinos, Inc., Las Vegas Sands Corp., Wynn Resorts, Ltd., Aztar Corp., Harrah's Entertainment, Inc., Penn National Gaming, Inc. and Station Casinos, Inc., all of which are in the gaming and hospitality industry. In addition, with the assistance of Farient, the Compensation Committee reviewed broader market data from compensation surveys with a focus on the hospitality and leisure industry. Farient's analysis determined that the pay practices for executives in these related industries was largely consistent with Pinnacle's more targeted peers, and therefore provided an additional and more extensive comparison for compensation.

Elements Of Compensation

For the fiscal years ended December 31, 2007 and 2006, the principal components of compensation for named executive officers were:

- base salary;
- bonuses;
- stock options;
- restricted stock;
- deferred compensation; and
- all other compensation, including perquisites.

In addition, each of our named executive officers is eligible for certain change in control payments and related tax gross ups. The role of these elements in promoting the objectives of our compensation program is explained below.

Base Salary

We intend the base salaries of our named executive officers to provide a minimum level of compensation for highly qualified executives. The base salaries of our named executive officers were determined in the course of negotiations over their employment agreements; in those employment agreements, we were assisted by counsel and, where appropriate, qualified compensation consultants. We believe that the base salaries of our named executive officers in total approximate the market median for salaries that peer group companies pay to similar officers and that this positioning is appropriate to support our objective of aligning pay with performance.

Bonuses

We intend that bonuses paid to our named executive officers will reward them for the achievement of successful financial performance over a relatively short period of time. In addition, it is important that we recognize and reward executives for successfully supporting the development of our long–term property development projects. To this end, executives are evaluated on a subjective as well as a quantitative basis, with the input of the Chief Executive Officer, taking into consideration the Company's financial results, progress on long–term developments, and each executive's specific area of responsibility and contributions to overall success. Successful short–term financial performance and progress on long–term project development are important to our business and to the creation of stockholder value.

The parameters for Mr. Lee's bonuses under Section 162(m) of the Code are set forth in his employment agreement, which was the subject of negotiation between Mr. Lee and the Company. Mr. Lee can earn annual bonuses of up to 150% of his annual salary, with a targeted bonus of 75% of his annual salary, based on meeting certain performance targets with respect to our earnings before interest, taxes, depreciation and amortization ("EBITDA").

The Compensation Committee establishes EBITDA–based targets annually near the beginning of each year. The Compensation Committee generally sets the EBITDA–based targets so as to fit into the Company's overall budget, and so that Mr. Lee's total cash compensation will be competitive with the cash compensation of successful chief executive officers of peer group companies if the targets are met.

The EBITDA target is typically based on our total EBITDA with certain adjustments determined at the beginning of the year, which we refer to as adjusted EBITDA. Adjusted EBITDA for 2007 was defined as earnings before interest income and expense, income taxes, depreciation, amortization, pre–opening and development costs, non–cash share–based compensation, merger termination proceeds, asset impairment costs and write–downs, corporate level litigation settlement costs, gain (loss) on sale of certain assets, gain (loss) on sale of marketable securities, minority interest, loss on early extinguishment of debt and discontinued operations.

For 2007, the adjusted EBITDA threshold was $143.9 million, at which Mr. Lee would receive a bonus of 37.5% of his base salary. If the adjusted EBITDA was below $143.9 million, Mr. Lee would receive no bonus. The adjusted EBITDA target was $173 million, at which Mr. Lee would receive a bonus of 75% of his base salary. The adjusted EBITDA maximum was $183 million, at which Mr. Lee would receive the maximum bonus of 150% of his base salary. These targets compared with our actual adjusted EBITDA calculated on the same basis for 2006 and 2005 of approximately $162 million and $128 million, respectively. The Compensation Committee certifies in writing that the targets have been met before the bonus is paid. Since Pinnacle achieved an adjusted EBITDA of approximately $169 million for the 2007 fiscal year, as reported in our earnings release furnished in a Current Report on Form 8–K filed on February 26, 2008, Mr. Lee received a bonus of slightly less than 75% of his base salary.

The Compensation Committee may defer payment of a portion of the bonus until a later date in order to encourage executive retention. The Compensation Committee has deferred 30% of Mr. Lee's bonus for 2007; the deferred portion of the bonus does not accrue interest, is an unsecured obligation of the Company, and will be paid in three equal installments in January of 2009, 2010 and 2011. The Compensation Committee has deferred 50% of Mr. Lee's bonus for 2006; the deferred portion of the bonus does not accrue interest, is an unsecured obligation of the Company, and was or will be paid in three equal installments in January of 2008, 2009 and 2010. Mr. Lee will receive the deferred portions of his 2007 and 2006 bonus only if he is employed on the scheduled payment date, dies, becomes disabled, terminates his employment for "good reason," is terminated by us without "cause" under his employment agreement, or he has a termination of employment that would entitle him to change in control payments under his employment agreement. To the extent necessary to prevent Mr. Lee from being subject to a penalty tax under Section 409A of the Code, payment of the deferred amounts will be delayed six months after his termination of employment.

The bonuses of our other named executive officers are determined in the sole discretion of the Compensation Committee, based on consultations with, and recommendations of, Mr. Lee. The factors that determine the bonus of each of our other named executive officers are the individual contribution of the named executive officer to the success of our business for the year, and fairness and proportionality of the named executive officer's compensation for the year when compared with the compensation for the year of our Chief Executive Officer and the other named executive officers, and the Company's overall financial performance for the year, each considered in the Compensation Committee's discretion and upon the Chief Executive Officer's recommendation. The Chief Executive Officer and the Compensation Committee apply these factors subjectively in setting the bonus of each of the other named executive officers. In 2007, the Compensation Committee awarded the following bonuses to our other named executive officers: Wade W. Hundley–$500,000, Stephen H. Capp–$475,000, Alain Uboldi–$365,000, and John A. Godfrey–$350,000. The Compensation Committee may decide to defer a portion of each of such bonus to each named executive officer. The Compensation Committee deferred 25% of the 2007 bonuses and 2006 bonuses of the other named executive officers. The 2007 and 2006 deferred bonuses do not accrue interest, are an unsecured obligation of Pinnacle. The 2007 deferred bonuses will be paid in three equal annual installments in January of 2009, 2010 and 2011. The 2006 deferred bonuses have been or will be paid in three equal annual installments in January of 2008, 2009 and 2010. To receive the deferred bonus, each named executive officer must continue to be employed by us on the deferred payment date, unless he dies, becomes disabled, terminates his employment for "good reason," is terminated by us without "cause" under his employment agreement, or has a termination of employment that would entitle him to change in control payments under his employment agreement. To the extent necessary to prevent the executive officer from being subject to a penalty tax under Section 409A of the Code, payment of the deferred amounts will be delayed six months after his termination of employment.

We believe that the base salary and bonuses (taken together and disregarding the deferral aspects) paid to our named executive officers for 2007 are competitive with the opportunities provided by our peers in the gaming and hospitality industry and commensurate with performance. In addition, our peers do not generally require the mandatory deferral of annual incentives paid to their executives, which further reduces the current value of our compensation relative to peers while simultaneously enhancing the retention elements of our pay programs.

We also consider, and may award, special bonuses when one or more named executive officers has or have made significant contributions to our achievement of important goals. For example, after our bid for Aztar Corporation resulted in our receipt of a merger termination fee of approximately $78 million ($45 million after fees and expenses), we awarded special bonuses in 2006 totaling $950,000 to certain of our named executive officers. The Compensation Committee awarded such special bonuses in recognition of the exceptional initiative and hard work involved in such bid, the positive outcome to the Company, and the benefits of encouraging similar initiative and hard work in the future. In the case of Mr. Lee, the special bonus awarded in 2006 was in addition to the EBITDA–based bonus paid under the terms of his employment agreement. The Compensation Committee retains the discretion to award special bonuses to Mr. Lee in future years in addition to his EBITDA–

based bonus if it determines that he has made significant contributions to our achievement of important goals that are not fully compensated by his EBITDA-based bonus. No such special bonuses were awarded for fiscal 2007 to any of our named executive officers.

Stock Options

We believe that awards of stock options to our named executive officers provide a valuable incentive for them and helps align their interests with that of our stockholders for periods of time longer than a few fiscal years. We believe that stock options are a vital component of our philosophy of compensating named executive officers for successful results, as they can realize value on their stock options only if the stock price increases on a sustained basis.

We also believe that unvested options are a significant tool to encourage retention. We favor longer vesting periods, usually five years, than is common at many other companies. The longer vesting period encourages our named executive officers to think about our long-term development. It also creates greater likelihood of in-the-money, unvested options, which will encourage a named executive officer to remain with us rather than exploring other promising opportunities. Unlike many companies, we have generally not awarded options every year to each named executive officer, but usually consider each named executive officer for new grants every two or three years while prior grants remain partially unvested. In 2007 and 2006, we did not award stock options to any of our named executive officers. By having overlapping grants with a five-year vesting period, and assuming that our stock price rises, our named executive officers will generally have in-the-money, unvested options at all times.

Historically, because we have not granted stock options every year, the relative value of each grant of options to our named executive officers is often greater than the value of annual grants to similar officers of companies in our peer group. However, in subsequent years, no grants are made, and we believe that, on an annualized basis, the value of the option grants to our named executive officers is smaller than the value of option grants to similar officers of our peer companies. Our Compensation Committee determines the size of each grant, after receiving advice from Mr. Lee and, where appropriate, from outside consultants. Our Compensation Committee generally considers option grants when a named executive officer is hired. Stock option grants are awarded as of the date of the Compensation Committee's meeting. The exercise price of each stock option is the closing price of our stock on the day of the Compensation Committee's meeting. The Compensation Committee does not delegate to management or others its decisions regarding stock options granted to named executive officers. The granting of stock options usually occurs on an employee's date of hire, anniversary date or the date of a regularly scheduled board meeting. The Compensation Committee may or may not have non-public information on that date, which some may deem as material, and generally does not take this into consideration in determining whether or not to grant options.

Restricted Stock

In 2006, to recognize the extraordinary efforts of our named executive officers in that year, we granted certain amounts of restricted stock to them. To encourage our named executive officers to remain with us, the restricted stock is subject to a five-year vesting schedule. We granted restricted stock in that year as a further enhancement to retention, as restricted stock maintains its value even during short-term cyclical downturns in our stock price or our industry overall. We believe that, even with the grants of restricted stock, the value of our equity awards on an annualized basis to our named executive officers is less than the value of equity awards to similar named executive officers of our peer companies. We note that the grant of restricted stock is a trend among public companies. We may accordingly make similar grants of restricted stock in the future, although we did not do so in any year prior to 2006 or during 2007.

Executive Deferred Compensation

In addition to the deferral of bonuses that may be mandated by the Compensation Committee, we offer an elective deferred compensation program for our senior executives under the Executive Deferred Compensation Plan, or the Executive Plan. The objectives of the deferred compensation plan are to help attract and retain highly–qualified executives by providing an attractive tax deferred savings opportunity. As explained more fully below, executive officers may elect to defer a portion of their salary and bonuses each year into a non–qualified deferred compensation account, which is an unsecured obligation of the Company to pay compensation at a later date.

During 2007, we conducted a comprehensive review of our long–term savings and retirement benefits for executive officers. The purpose of this review was to ensure that our top executive team would have an appropriate and competitive opportunity to provide for income in their retirement, supported by the Company, thereby allowing them to focus maximum time and attention on the long–term needs of the Company and its businesses without facing the distraction of their own financial planning. As part of this review, we considered several alternatives including a supplemental executive retirement plan which would provide a fixed retirement annuity benefit as well as modifications to the existing nonqualified deferred compensation plan. In the process of conducting this review, the Compensation Committee and management were each advised by independent compensation consultants.

The Compensation Committee determined that it would be appropriate to amend the Executive Plan, effective January 1, 2008, so that a senior executive could elect to use deferred salary and bonuses to "fund" his own retirement benefit, payable as an annuity by the Company upon retirement. As with all deferrals, such funding is hypothetical only, and the annuity option remains an unsecured obligation of the Company. The annuity election added to the deferred compensation plan beginning in 2008 provides our executives with benefit opportunities similar to what they could receive under a more traditional defined benefit pension, but based on their own savings rather than being paid for by the Company. This executive–paid annuity option helps support executive retirement planning and provides an attractive, tax efficient savings vehicle consistent with our pay for performance approach to compensation.

We accordingly amended the Executive Plan. Under the amendment, the option to use deferred salary and bonuses to fund a retirement annuity benefit was limited to a select group of top senior executives whose attention and dedication the Company's business is most critical and who we believe would be most likely to participate in, and benefit more from, the annuity option.

In addition to reviewing the payout options under the plan, we also evaluated the interest rates applied to deferrals under the plan and determined that our existing interest rate structure was unusual relative to market practices and unduly punitive, especially as compared to a typical, unsecured long–term creditor to the Company. We determined that this rate structure was discouraging participation and significantly limiting the effectiveness of what is intended to be an attractive executive benefit plan.

More specifically, prior to 2008, amounts that a participating named executive officer elected to defer under our Executive Plan were credited with interest at 3% per annum for 2005, 2006 and 2007 deferrals. A 3% rate is well below the rate paid to the Company's long–term creditors and does not reflect the investment risk of the Company. However, if a participating executive died, became disabled, or retired, such participant's benefits would be recalculated with an interest rate of 10% per annum, which is a rate of return that is more comparable to the rate of return on a long–term, unsecured obligation to Pinnacle. If employment terminated for any other reason, the committee that administers the Executive Plan (which currently is the Compensation Committee), in its sole discretion, could decide to use the 10% rate to determine the amount that should be credited to such participating executive's account. The intent of such discretion was to allow us to distinguish between employees who leave to pursue interests unrelated to our activities and employees who leave to pursue activities that might be at odds with our interests, such as working for a competitor.

The Compensation Committee determined, with the advice of independent compensation consultants, that the possibility of obtaining only a 3% interest rate was discouraging participation in the Executive Plan. Accordingly, for 2008 and later periods, we amended the Executive Plan so that amounts deferred into the Executive Plan will be credited with a floating rate of interest. For deferrals made in 2008, this floating rate will be tied to the yields on 30-year U.S. treasury bonds, plus five percentage points, compounded quarterly. We believe that this rate will more closely approximate our very long term borrowing costs for unsecured, subordinated and covenant-light obligations. The Compensation Committee has the discretion to change the floating crediting rate for deferrals under the Executive Plan on a prospective basis as of the beginning of any quarter except for deferrals allocated to the executive's annuity payout option. Because 10% approximated the yields on 30-year U.S. treasury bonds, plus five percentage points, as of December 2007, and because the prior 3% or 10% interest rate rule was considered punitive for a long-term creditor to the Company, we vested each participant in the Executive Plan in the 10% interest factor on his account balance under the Executive Plan as of December 31, 2007 and eliminated the possibility that participants would only receive 3% on their prior savings.

For deferrals into the annuity option, the Compensation Committee has the discretion to set the floating rates for new deferrals at the time that the elections to defer are made, but cannot change the interest rate formula prospectively on these deferral amounts once an election is made. The rationale for this fixed-formula approach for the annuity election is that the deferral period for the annuity option is typically much longer than for other deferral elections, and executives will not be able to plan for a targeted amount of annuity payments in retirement if the Compensation Committee can change the rates of return at any time between now and an executive's retirement.

Deferrals that were deducted from salaries and bonuses in 2004 and earlier years were not subject to the 3% or 10% interest rates and will not be subject to a floating rate going forward. Instead, each participating executive may select from a list of hypothetical investment funds among which deferred contributions shall be allocated. Although a participating executive's deferred compensation will not be invested directly in the selected hypothetical investment funds, his deferral compensation account attributable to deferrals of salary and bonus in 2004 and earlier years shall be adjusted according to the performance of such funds.

Change In Control Payments And Related Tax Gross-Ups

Our employment agreements with our named executive officers provide that they will receive certain payments, including tax "gross-up" payments, if we undergo a change in control. The Compensation Committee and our Board of Directors believe that the prospect of such a change in control would likely result in our named executive officers facing personal uncertainties and distractions from how a change in control might affect them. The objective of providing pre-defined change in control benefits is to allow the named executive officers to focus solely on the best interests of our stockholders in the event of a possible, threatened or pending change in control, and encourage them to remain with the Company during any transition period following a change in control. This change in control plan therefore serves as an important retention tool during any period of uncertainty to ensure that personal interests do not dilute our named executive officers' complete focus on promoting stockholder value. The details of such arrangements are discussed more fully in the section entitled "Employment Agreements and Change in Control Provisions" below.

Our employment agreements with our named executive officers provide that they will receive certain payments if we undergo a change in control. The employment agreements of our named executive officers, other than Mr. Lee, essentially provide for "double trigger" change in control payments; i.e., the named executive officer does not receive his payments automatically on the occurrence of a change in control, but must either be discharged by the Company without "Cause" or quit the Company for "Good Reason" (e.g., because he is demoted), within six months before or 24 months after the occurrence of a change in control. Thus, the change-in-control payments are essentially compensation for being fired or forced out of a job in connection with a change in control. However, the named executive officers, other than Mr. Lee, can receive change-in-control payments if they quit the employ of the Company for any reason at least 12 months but not later than 24 months after the occurrence of a change in control. This provision essentially compensates the named executive officers for remaining during a 12-month transition period after the occurrence of a change in control, but permits them to receive the compensation if, at the end of that time, they find that the Company is now an undesirable place to work. Thus, this provision functions as a retention bonus to assist in an orderly transition in the event of a change in control by giving our named executive officers an incentive to remain employed during the 12 months after a change in control.

The change in control provision in Mr. Lee's employment agreement permits him to receive the change in control payments if he is terminated or if he leaves for any reason within six months before or 24 months after the change in control. Mr. Lee must resign to receive the change in control benefits. The reason for this provision for Mr. Lee is that, for the Chief Executive Officer of a publicly-traded company, a change in control will almost invariably affect the powers, role and reporting relationship of the executive. To the extent that a change in control occurs, the employment agreement gives Mr. Lee the right to depart the Company and receive the change in control benefits if he deems his position to have been negatively affected by the change without the need to demonstrate an objective, adverse effect such as a reduction in compensation. If the change is not negative, the employment agreement allows Mr. Lee to stay with the Company and no severance payments will be made.

As discussed more fully below, effective January 1, 2008, we amended our Executive Plan to provide certain benefits upon a change in control for senior executives who elect to use deferrals of salary and bonuses to fund an annuity benefit under the Plan. These benefits include an obligation to purchase a commercial annuity on behalf of each executive upon a change in control and pay certain tax obligations associated with the transfer of the annuity to the executive. The amended provisions of the Executive Plan limit participation in the plan so that the cumulative payments that we would be obligated to make under the Plan will be limited.

We believe that the gross-up provisions are necessary to enable our named executive officers to realize the full benefit of their change in control payments. These provisions also enable named executive officers to assist the Board of Directors in analyzing any offers that might be made for acquisition of control of the Company without the distraction of worrying about the negative tax consequences that they might otherwise incur. Approximately half of the companies in our peer group provide such gross-up payments to their named executive officers.

All Other Compensation

All Other Compensation for our named executive officers includes, among other things, matching contributions to our 401(k) plan, perquisites and related tax gross ups.

We allow named executive officers and their families to use the corporate aircraft to attend Pinnacle meetings or other Pinnacle business events, but in general only when the aircraft is otherwise traveling for business purposes and there are empty seats. At times, such as New Year's Eve or other casino player events, it is to Pinnacle's benefit to invite spouses to such events, even though such spouses generally are not employees or officers of Pinnacle. If a named executive officer must recognize taxable income on such air travel, we make a cash payment to him to gross him up for the income tax liability. Messrs. Lee's and Capp's families traveled with them on 7 and 2 trips, respectively, for Pinnacle business events during 2007 on our aircraft. This resulted in taxable income to Messrs. Lee and Capp, which taxes Pinnacle paid on their behalf. This resulted in $21,146 and $2,898 of income for Messrs. Lee and Capp, respectively, in 2007. These "gross-up" payments are included in the "All Other Compensation" column in the Summary Compensation Table below.

Impact of Section 162(m)

Section 162(m) of the Code generally disallows a tax deduction to public companies for compensation over $1,000,000 paid to each of the company's chief executive officer and the four other most highly compensated officers, except for compensation that is "performance based." Our general intent is to provide compensation awards to our named executive officers so that most, if not all, awards will be deductible without limitation. However, we may make compensation awards that are not deductible if our best interests so require. In addition, in recent years, we have not had to pay income tax due to loss carry-forwards, tax depreciation (particularly from new properties) and financial leverage. We believe that our new properties and the financial leverage resulting from their construction will result in much of our cash flow from operations not being subject to current income taxation over the next few years, limiting the impact of Section 162(m) as it related to current compensation practices.

Summary Compensation Table

The following table sets forth the compensation paid to the Chief Executive Officer, Chief Financial Officer, and each of the three highest paid executive officers of Pinnacle other than the Chief Executive Officer and Chief Financial Officer for the fiscal years ended December 31, 2007 and 2006.

Name and Principal Position	Year	Salary ($) (a)	Bonus ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation (Section 162(m) Compensation) ($) (e)	Change in Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($)
Daniel R. Lee Chairman of the Board of Directors and Chief Executive Officer	2007 2006	$ 1,000,000 $ 875,000	$ 0 $ 500,000	$ 93,330 $ 26,922	$ 901,200 $ 1,152,045	$ 733,275 $ 1,312,500	$ 34,511 $ 23,526	$ 47,610 $ 26,507	$ 2,809,926 $ 3,916,500
Stephen H. Capp Executive Vice President and Chief Financial Officer	2007 2006	$ 500,000 $ 432,154	$ 475,000 $ 700,000	$ 31,110 $ 8,974	$ 345,617 $ 345,617	$ 0 $ 0	$ 0 $ 0	$ 25,383 $ 5,500	$ 1,377,110 $ 1,492,245
Wade W. Hundley President	2007 2006	$ 550,000 $ 477,308	$ 500,000 $ 580,000	$ 62,220 $ 17,948	$ 279,572 $ 343,742	$ 0 $ 0	$ 0 $ 0	$ 22,693 $ 5,500	$ 1,414,485 $ 1,424,498
John A. Godfrey Executive Vice President, Secretary and General Counsel	2007 2006	$ 425,000 $ 393,500	$ 350,000 $ 425,000	$ 31,110 $ 8,974	$ 279,027 $ 345,000	$ 0 $ 0	$ 5,701 $ 1,614	$ 24,524 $ 5,500	$ 1,115,362 $ 1,179,588
Alain Uboldi Chief Operating Officer	2007 2006	$ 425,000 $ 388,654	$ 365,000 $ 340,000	$ 31,110 $ 8,974	$ 201,179 $ 216,580	$ 0 $ 0	$ 43,386 $ 23,569	$ 10,773 $ 4,433	$ 1,076,448 $ 982,210

(a) Reflects amounts actually earned in 2007 and 2006. Mr. Lee's annual base salary was raised from $875,000 to $1 million, effective January 1, 2007. Effective June 13, 2006, the annual base salaries of our other named executive officers were raised as follows: Mr. Capp–from $360,000 to $500,000; Mr. Hundley–from $400,000 to $550,000; Mr. Godfrey–from $360,000 to $425,000; and Mr. Uboldi–from $350,000 to $425,000.

(b) Includes special bonuses paid in 2006 in connection with our receipt of merger termination fees from Aztar Corporation. The amounts in this column for Mr. Lee do not include the bonus that he earned based on pre-established performance targets. Those amounts are included in the "Non-Equity Incentive Plan Compensation" column of this table. A portion of the annual bonuses reflected in this column are deferred as discussed in the "—Compensation Discussion and Analysis—Elements of Compensation—Bonuses" section above.

(c) We granted restricted stock to our named executive officers in 2006 and did not grant any restricted stock to our named executive officers in 2007. The dollar values in this column are the dollar amounts recognized for financial statement reporting purposes with respect to the 2007 and 2006 fiscal years in accordance with Statement of Financial Accounting Standard No. 123(R) ("FAS 123R") (excluding estimates of forfeitures related to service-based vesting conditions). For a discussion of valuation assumptions used in calculation of these amounts, see Note 8 to our audited financial statements, included within Pinnacle's Annual Reports on Form 10-K for the fiscal years ended December 31, 2007 and December 31, 2006.

(d) We did not grant any options of Pinnacle Common Stock to our named executive officers in 2007 and 2006. The dollar values in this column are the dollar amounts recognized for financial statement reporting purposes with respect to the 2007 and 2006 fiscal years in accordance with FAS 123R (excluding estimates of forfeitures related to service-based vesting conditions). For a discussion of valuation assumptions used in calculation of these amounts, see Note 8 to our audited financial statements, included within Pinnacle's Annual Reports on Form 10-K for the fiscal years ended December 31, 2007 and December 31, 2006. Pursuant to Item 402 of Regulation of S-K, we are required to disclose the compensation expense calculated in accordance with FAS 123R, which is a non-cash share-based compensation charge for stock options granted in prior years that vested in 2006 and 2007. Such SFAS 123R expense is calculated as of the grant date of the option based upon a grant date fair value. Such grant date fair value is calculated using the share price as of the grant date, as well as various assumptions that will change over time, including the expected volatility of our stock and a risk-free rate of return. Such expense is not re-calculated at any time subsequent to the grant date, regardless of changes to the assumptions used in the calculation, and is expensed over the vesting period of the associated stock option, regardless of when, if at all, a stock option is exercised. Therefore, a company may incur an expense for a vested option that is never exercised due to either an individual departing when the stock option is out-of-the-money, or the stock option simply expires unexercised.

At this time, no named executive officer has exercised any of his options over the past five years, even though each of them is substantially vested in his options. In addition, based on our closing price on March 27, 2008, approximately 40% of the stock options included in the calculation of compensation expense for this table are out-of-the-money. Such out-of-the-money options reflect approximately 82% and 69% of the stock-option compensation cost included in this table for the years ended December 31, 2007 and 2006, respectively. Specifically, for the 2007 and 2006 expenses, the out-of-the-money options reflect the following portions of the non-cash option award compensation charge, respectively: Mr. Lee—100% and 78%; Mr. Capp—50% for each period; Mr. Hundley—80% and 65%; Mr. Godfrey—62% and 50%; and Mr. Uboldi—90% and 84%.

(e) The amount in this column for Mr. Lee includes the bonus that he earned based on achievement of pre-established performance targets, a portion of which was deferred to be paid in future years. For a more detailed discussion of this bonus, see the "—Compensation Discussion and Analysis—Elements of Compensation—Bonuses" section above.

(f) Amounts reflect the 2007 and 2006 theoretical incremental earnings for contributions into the Executive Deferred Compensation Plan, or Executive Plan, that are subject to the potential 10% annual rate of return (see "Executive Deferred Compensation Plan" below) compared to an annual rate of return of 5.56%, which rate is 120% of the monthly long-term Applicable Federal Rate of 4.64% for January 2007 and January 2006. As more fully discussed below, named executive officers may contribute to the Executive Plan and receive a potential annual rate of return of 10% for their deferrals since January 1, 2005. As such rate exceeds 120% of the Applicable Federal Rate of 5.56%, the Summary Compensation Table includes the theoretical incremental return a named executive officer could earn at the 10% annual return rate versus the 5.56% rate. Mr. Capp does not participate in the Executive Plan. Mr. Hundley has not contributed into the Executive Plan since 2004; earnings on his deferrals, therefore, are based on hypothetical investment fund alternatives, which we do not consider to be preferential.

(g) For Mr. Lee, All Other Compensation in 2007 includes $21,146 for a tax gross up related to use of the corporate aircraft, matching contribution to the 401(k) plan of $4,714 and includes executive medical benefits. For Mr. Capp, All Other Compensation in 2007 includes $2,898 for a tax gross up related to use of the corporate aircraft, matching contribution to the 401(k) plan of $5,625 and includes executive medical benefits and tax services. For Mr. Hundley, All Other Compensation in 2007 includes a matching contribution to the 401(k) plan of $5,625 and executive medical benefits. For Mr. Godfrey, All Other Compensation in 2007 includes a matching contribution to the 401(k) plan of $3,834 and executive medical benefits and tax services. For Mr. Uboldi, All Other compensation includes a matching contribution to the 401(k) plan of $5,625.

Employment Agreements and Other Change in Control Provisions

Daniel R. Lee's Employment Agreement

On December 21, 2006, we entered into a Second Amended and Restated Employment Agreement effective as of October 31, 2006, with Daniel R. Lee, our Chief Executive Officer and Chairman of the Board of Directors, or the "Lee Employment Agreement." The Lee Employment Agreement amended and restated the prior employment agreement between the Company and Mr. Lee for the primary purpose of amending the termination provisions, including the vesting of options and the availability of other benefits upon termination, to conform those provisions more closely to similar provisions in the employment agreements of the other named executive officers.

Mr. Lee's salary and bonus are as follows:

- Mr. Lee's annual base salary under the Lee Employment Agreement remained at the rate of not less than $875,000, which was the rate under his prior employment agreement, subject to increases from time to time in the sole discretion of our Compensation Committee. Mr. Lee's salary was increased to $1 million effective as of January 1, 2007.
- Mr. Lee is also entitled to earn bonuses with respect to each year of the term up to 150% of his annual salary with a targeted bonus of 75% of his annual salary based upon meeting performance targets with

respect to our earnings before interest, taxes, depreciation and amortization that shall be established by the Compensation Committee in consultation with Mr. Lee. Mr. Lee may also receive special bonuses in addition to his annual bonus eligibility at the discretion of the Board or the Compensation Committee. For example, on May 26, 2006, the Compensation Committee approved a special bonus of $500,000 payable to Mr. Lee in connection with the termination of Pinnacle merger agreement with Aztar Corporation, in which Pinnacle was paid a $78 million break-up fee, before fees and expenses.

The provisions of the Lee Employment Agreement relating to the May 2005 grant to Mr. Lee of an option to purchase 600,000 shares of Pinnacle Common Stock remain unchanged, except for the provisions relating to acceleration of vesting. Such stock option, which consists in part of an incentive stock option and a non-qualified stock option, vests in five equal annual installments beginning on May 3, 2006 and is subject to accelerated vesting in certain circumstances.

In addition, before the May 1, 2008 renewal date and at appropriate times thereafter, but no less frequently than within 40 months of the prior review, the Compensation Committee will review Mr. Lee's long-term compensation and, in consultation with Mr. Lee, shall consider granting additional stock options and/or other long term incentive compensation to Mr. Lee.

The Lee Employment Agreement provides for an initial term ending on April 30, 2008 and will automatically renew for successive one-year periods thereafter unless notice of non-renewal is provided in writing by either party at least 90 days before the end of the then-current term.

The Lee Employment Agreement provides for severance payments with and without a change in control event. Specifically, if Mr. Lee's employment is terminated by us without "cause" or he terminates for "good reason," as defined in the Lee Employment Agreement, on or within 6 months before or 24 months following a "change of control," as defined in the Lee Employment Agreement, this is considered a "Change-of-Control Termination," the terms of which are described below. If Mr. Lee's employment is terminated by us without cause or by Mr. Lee for "good reason" more than 6 months prior to a "change of control" or after 24 months following a "change of control," or if Mr. Lee is terminated due to death or disability, this is considered a "Non-Change of Control Termination."

For a Non-Change of Control Termination, Mr. Lee is entitled to certain payments including:

- the balance of the term, but in any event no less than 150%, times the sum of his salary then in effect and a targeted bonus amount. The targeted bonus amount is equal to the greater of: (i) Mr. Lee's bonus in the year prior to termination or (ii) the average of the annual bonuses paid to Mr. Lee for the past three consecutive years, including all deferred amounts;
- a pro rata share of the annual bonus for the year of termination;
- accelerated vesting of certain of Mr. Lee's outstanding stock options, as explained in more detail below; and
- continuation of health benefits coverage for Mr. Lee and his dependents and disability insurance coverage for Mr. Lee for specified periods following termination, which is generally five years in the case of death or disability and the balance of the term but in no event less than 1-1/2 years following termination in other cases.

In the case of death or disability, such payments are made in a lump sum.

For a Non-Change of Control Termination, the acceleration of the vesting of Mr. Lee's outstanding stock options will be based on the following schedule:

- if the termination occurs on or before the first anniversary of the option grant date, 1/3 of the options will be vested and exercisable as of the date of termination;

- if the termination occurs after the first anniversary and on or before the second anniversary of the option grant date, 2/3 of the options will be vested and exercisable as of the date of termination; and

- if the termination occurs after the second anniversary of the option grant date, all of the options will be vested and exercisable as of the date of termination.

For a Change-of-Control Termination, Mr. Lee is entitled to:

- receive an amount equal to 2 1/2 times his base salary plus 2 1/2 times the largest annual bonus, including all deferred amounts, paid to him during the three years preceding the "change of control";

- a pro rated bonus for the year of termination based on the targeted bonus for such year;

- accelerated vesting of all outstanding stock options; and

- continuation of health benefits coverage for Mr. Lee and his dependents and disability insurance coverage for Mr. Lee for specified periods following termination, which is generally five years.

Because "good reason" under the Lee Employment Agreement is defined to include the occurrence of a "change of control," Mr. Lee will receive his change of control benefits if he voluntarily terminates his employment for any reason within 6 months before or 24 months following the occurrence of a change of control.

All amounts payable under this severance benefit shall be paid in a lump sum within 30 days of termination. However, no payments under the Lee Employment Agreement shall be made to Mr. Lee at a time (i.e., within six months following termination) or in a form that would subject him to a penalty tax of Section 409A of the Code, or the 409A Tax. If any payment would, because of its timing or form, subject Mr. Lee to the 409A Tax, such payment shall instead be paid at the earliest time that it could be paid without subjecting him to the 409A Tax, and shall be paid in a form that would not subject Mr. Lee to the 409A Tax. This amount is referred to as the Deferred Amount. We will place an amount in a "rabbi trust" with an independent trustee reasonably acceptable to Mr. Lee equal to the Deferred Amount plus the simple interest at the prime rate that will accrue thereon.

If any such payment would subject Mr. Lee to an excise tax under Section 4999 of the Code, he will generally be entitled to receive an additional tax gross-up payment from Pinnacle.

Certain non-competition, no-hire-away, and non-solicitation covenants apply to Mr. Lee for specified periods following the termination of his employment under certain circumstances. In the event of a Non-Change of Control Termination or a Change-of-Control Termination, the covenant not to compete shall not apply and the term of the no-hire-away policy shall be limited to 6 months from the date of termination.

The Lee Employment Agreement amends certain provisions relating to the vesting and exercisability of existing stock options. The principal change that the Lee Employment Agreement makes to existing stock options is that, in the event of a Change of Control Termination, the vesting of all stock options—rather than of options under a schedule similar to that set forth above in connection with Non-Change of Control Terminations —will be accelerated.

Employment Agreements with Other Named Executive Officers

On October 6, 2006, we entered into employment agreements effective as of June 13, 2006, with each of: Wade W. Hundley, our President; Stephen H. Capp, our Executive Vice President and Chief Financial Officer; John A. Godfrey, our Executive Vice President, General Counsel and Secretary; and Alain Uboldi, our Chief Operating Officer. We refer to these agreements collectively as the "Employment Agreements" and to Messrs. Hundley, Capp, Godfrey and Uboldi, collectively as the "Executives."

The Employment Agreements supersede prior agreements between us and the Executives. Mr. Hundley's prior employment agreement was scheduled to expire on March 31, 2007, Mr. Capp's on January 11, 2007, Mr. Godfrey's on September 1, 2007 and Mr. Uboldi's on December 22, 2006.

Our Executives' annual base salaries under their respective Employment Agreements, which are subject to increases from time to time in the sole discretion of our Compensation Committee, are:

- $550,000 for Mr. Hundley;
- $500,000 for Mr. Capp;
- $425,000 for Mr. Godfrey; and
- $425,000 for Mr. Uboldi.

The Executives will be entitled to earn bonuses with respect to each year of the term, the amount of which will be determined in the sole discretion of the Compensation Committee, based on consultations with, and recommendations of, our Chief Executive Officer.

The Employment Agreements provide for an initial term of three years ending June 13, 2009 and will automatically renew for successive one-year periods thereafter unless notice of non-renewal is provided in writing by either party at least 90 days before the end of the then-current term.

The Employment Agreements provide for severance payments with and without a change in control event. Specifically, if any Executive's employment is terminated by us without "cause" or he terminates for "good reason," as defined in the Employment Agreements, on or within 6 months before or 24 months following a "change of control," as defined in the Employment Agreements, this is considered a "Change-of-Control Termination," the terms of which are described below. If any Executive's employment is terminated by us without cause or by the Executive for "good reason" more than 6 months prior to a "change of control" or after 24 months following a "change of control," or if the Executive is terminated due to death or disability, this is considered a "Non-Change of Control Termination."

For a Non-Change of Control Termination, the Executive is entitled to certain payments including:

- 150% times the sum of the Executive's salary then in effect and a targeted bonus amount, which is equal to the greater of i) the Executive's bonus in the year prior to termination or ii) the average of the annual bonuses paid to the Executive for the past three consecutive years, with certain deferred bonus amounts included in certain circumstances;
- a pro rata share of the annual bonus for the year of termination;
- accelerated vesting of certain of the Executive's outstanding stock options, as explained below; and
- continuation of health benefits coverage for the Executive and their dependents and disability insurance coverage for the Executive for specified periods following termination, which is generally, five years in the case of death or disability and 18 months otherwise.

For a Non-Change of Control Termination, the acceleration of the vesting of the Executive's outstanding stock options will be based on the following schedule:

- if the termination occurs on or before the first anniversary of the option grant date, 1/3 of the options will be vested and exercisable as of the date of termination;
- if the termination occurs after the first anniversary and on or before the second anniversary of the option grant date, 2/3 of the options will be vested and exercisable as of the date of termination; and

- if the termination occurs after the second anniversary of the option grant date, all of the options will be vested and exercisable as of the date of termination.

For a Change-of-Control Termination, the Executive is entitled to:

- receive an amount equal to two times his base salary plus two times the largest annual bonus paid to him during the three years preceding the "change of control";

- a pro rata annual bonus for the year of termination based on the targeted bonus for such year;

- accelerated vesting of all outstanding stock options; and

- continuation of health benefits coverage for the Executives and their dependents and disability insurance coverage for the Executive for specified periods following termination, which is generally five years.

All amounts payable under this severance benefit shall be paid in a lump sum within 30 days of termination. However, no payments under the Employment Agreements shall be made to any Executive at a time (i.e., within six months following termination) or in a form that would subject such Executive to a 409A Tax. If any payment would, because of its timing or form, subject any Executive to the 409A Tax, such payment shall instead be paid at the earliest time that it could be paid without subjecting the Executive to the 409A Tax, and shall be paid in a form that would not subject the Executive to the 409A Tax. We will place an amount in a "rabbi trust" with an independent trustee reasonably acceptable to the Executive equal to the Deferred Amount plus the simple interest at the prime rate that will accrue thereon.

If any such payment would subject the Executive to an excise tax under Section 4999 of the Code, he will generally be entitled to receive an additional tax gross-up payment from Pinnacle.

Certain non-competition, no-hire-away, and non-solicitation covenants apply to each Executive for specified periods following the termination of his employment under certain circumstances. In the event of a Non-Change of Control Termination, the covenant not to compete shall not apply. In the event of a Change-of-Control Termination, the covenant not to compete shall not apply and the term of the no-hire-away policy shall be limited to 6 months from the date of termination.

The Employment Agreements amend certain provisions relating to the vesting and exercisability of existing stock options. The principal change that the Employment Agreements make to existing stock options is that, in the event of a Change of Control Termination, the vesting of all stock options—rather than of options under a schedule similar to that set forth above in connection with Non-Change of Control Terminations—will be accelerated.

Other Change in Control Provisions

In addition to the Employment Agreements, our Executive Deferred Compensation Plan, or the Executive Plan, provides certain benefits upon a change in control. Effective January 1, 2008, we amended the Company's Executive Plan to provide certain benefits and tax gross-ups upon a change in control for senior executives who elect to use deferrals of salary and bonuses to fund an annuity benefit under the Executive Plan. The amended provisions of the Executive Plan limit the cumulative payments that we would be obligated to make to the participants as a whole following a change in control under the Plan, as described more fully below under "Executive Deferred Compensation Plan". Pursuant to the restricted stock agreements governing the grants of restricted stock to each of our named executive officers in October 2006, in the event of a termination of such named executive officer's employment for any reason, with or without cause, including as a result of death or disability, the shares of restricted stock shall vest or be terminated and canceled on the same basis as provided for unvested stock options in such named executive officer's applicable employment agreement. If employment is terminated for cause, all of the shares of restricted stock of such named executive officer may be immediately terminated and canceled, in the Compensation Committee's discretion.

Table Showing Benefits of a Termination due to Death or Disability

The following table sets forth the amounts payable under the employment agreements of each of the executive officers named in the Summary Compensation Table in the event of a termination due to death or disability. The amounts in the table assume that the termination took place on December 31, 2007. The closing price of Pinnacle Common Stock on such date was $23.56.

Name	Cash Severance ($) (a)	Value of Options and Restricted Stock that Have Accelerated Vesting ($)	Value of Medical Continuation ($) (b)	Gross-Up Amount ($)	Total ($)
Daniel R. Lee	$5,525,646	$ 3,378,080	$ 107,660	—	$9,011,386
Stephen H. Capp	$2,135,000	$ 1,316,883	$ 107,660	—	$3,559,543
Wade W. Hundley	$2,280,000	$ 583,373	$ 107,660	—	$2,971,033
John A. Godfrey	$1,663,749	$ 312,720	$ 107,660	—	$2,084,129
Alain Uboldi	$1,704,999	$ 313,140	$ 107,660	—	$2,125,799

(a) These amounts include cash severance payments mandated by each executive officer's employment agreement, as well as bonus amounts earned in 2006, 2005 and 2004, payment of which was deferred by the Compensation Committee.

(b) These amounts are estimates based on a blended rate for the executive officers, which includes a base COBRA cost and incremental costs for the portion of the premiums that Pinnacle pays. The estimated amounts are given because of certain Health Insurance Portability and Accountability Act of 1996 ("HIPAA") privacy regulations and are expected to be close to the true rate for the individual.

Table Showing Benefits of a Termination Without Cause or by Good Reason other than in Connection with a Change in Control

The following table sets forth the amounts payable under the employment agreements of each of the executive officers named in the Summary Compensation Table in the event of a termination without cause or by the employee for good reason other than in connection with a change in control. The amounts in the table assume that the termination took place on December 31, 2007. The closing price of Pinnacle Common Stock on such date was $23.56.

Name	Cash Severance ($) (a)	Value of Options and Restricted Stock that Have Accelerated Vesting ($)	Value of Medical Continuation ($) (b)	Gross-Up Amount ($)	Total ($)
Daniel R. Lee	$5,525,646	$ 3,378,080	$ 32,298	—	$8,936,024
Stephen H. Capp	$1,838,125	$ 1,316,883	$ 32,298	—	$3,187,306
Wade W. Hundley	$1,967,500	$ 583,373	$ 32,298	—	$2,583,171
John A. Godfrey	$1,444,999	$ 312,720	$ 32,298	—	$1,790,017
Alain Uboldi	$1,476,874	$ 313,140	$ 32,298	—	$1,822,312

(a) These amounts include cash severance payments mandated by each executive officer's employment agreement, as well as bonus amounts earned in 2006, 2005 and 2004, payment of which was deferred by the Compensation Committee.

(b) These amounts are estimates based on a blended rate for the executive officers, which includes a base COBRA cost and incremental costs for the portion of the premiums that Pinnacle pays. The estimated amounts are given because of certain HIPAA privacy regulations and are expected to be close to the true rate for the individual.

Table Showing Benefits of a Change in Control

The following table sets forth the amounts payable under the employment agreements of each of the executive officers named in the Summary Compensation Table in the event of a termination in connection with a change in control event and, where applicable, a second triggering event. The amounts in the table assume that the triggering event took place on December 31, 2007. The closing price of Pinnacle Common Stock on such date was $23.56.

Name	Cash Severance ($) (a)	Value of Options and Restricted Stock that Have Accelerated Vesting ($)	Value of Medical Continuation ($) (b)	Gross-Up Amount ($)	Total ($)
Daniel R. Lee	$8,320,833	$ 3,472,320	$ 107,660	$2,668,129	$14,568,942
Stephen H. Capp	$2,622,500	$ 1,496,803	$ 107,660	$ 771,020	$ 4,997,983
Wade W. Hundley	$2,805,000	$ 922,180	$ 107,660	$ 858,081	$ 4,692,921
John A. Godfrey	$2,051,249	$ 492,640	$ 107,660	$ 629,294	$ 3,280,843
Alain Uboldi	$2,099,999	$ 476,460	$ 107,660	$ 663,916	$ 3,348,035

(a) These amounts include cash severance payments mandated by each executive officer's employment agreement, as well as annual bonus amounts earned in 2006, 2005 and 2004, payment of which was deferred by the Compensation Committee.

(b) These amounts are estimates based on a blended rate for the executive officers, which includes a base COBRA cost and incremental costs for the portion of the premiums that Pinnacle pays. The estimated amounts are given because of certain HIPAA privacy regulations and are expected to be close to the true rate for the individual.

Executive Deferred Compensation Plan

In 2000, we adopted the Executive Deferred Compensation Plan, or the Executive Plan, which allows certain of our highly compensated employees to defer, on a pre-tax basis, a portion of their base annual salaries and bonuses. The Executive Plan is administered by a committee appointed by the Board of Directors, referred to as the Executive Plan's committee, which at present is the Compensation Committee of the Board of Directors, and participation in the Executive Plan is limited to employees who are (i) determined by us to be includable within a select group of employees, (ii) subsequently chosen from the select group, and (iii) approved by the Compensation Committee.

We may terminate, amend or modify the Executive Plan with respect to its participating employees at any time, subject to certain limitations set forth in the Executive Plan. Effective December 27, 2004, we amended and restated the Executive Plan to comply with the provisions of the American Jobs Creation Act of 2004, or the AJCA, and to make certain other changes in the Executive Plan. Effective January 1, 2008, we again amended and restated the Executive Plan to change the interest rates credited on deferrals of salaries and bonuses, to add an optional annuity form of benefit for selected senior executives, and to comply with the final regulations under the AJCA.

Under the Executive Plan, a participating employee may elect in December of each year to defer up to 75% of his or her salary for the next year, and up to 90% of his or her bonus for the next year. Any such deferred compensation is credited to a deferral contribution account. A participating employee is at all times fully vested in his or her deferred contributions, as well as any appreciation or depreciation attributable thereto.

We do not make contributions to the Executive Plan for the benefit of employees. Amounts that a participating employee elected to defer under the Executive Plan for 2005, 2006, and 2007 were credited with interest at 3% per annum. However, if a participating employee died, became disabled, or retired, such participant's benefits would be recalculated with an interest rate of 10% per annum. If employment terminated for any other reason, the Compensation Committee, in its sole discretion, could decide to use the 10% rate to determine the amount that should be credited to such participating employee's account. The intent of such discretion by the Compensation Committee was to allow the Compensation Committee to distinguish between employees who may leave to pursue interests unrelated to the Company's activities and employees who may leave to pursue activities that might be at odds with the Company's interests, such as working for a competitor.

In 2007, however, the Compensation Committee determined, with the advice of independent compensation consultants, that the 3% or 10% interest rate structure had not helped us achieve our objectives of providing an attractive tax-deferred savings benefit to our executives and enhancing executive retention, but had merely discouraged participation in the Executive Plan. Accordingly, for 2008 and later periods, we amended the Executive Plan so that amounts deferred into the Executive Plan will be credited with a floating rate of interest of the average of the yields on 30-year U.S. treasury bonds, measured over the business days of the last month of the preceding quarter of the Executive Plan year, plus five percentage points, compounded quarterly. We believe that this rate will approximate our very long term borrowing costs for unsecured, subordinated and covenant-light obligations. The Compensation Committee has the discretion to change the crediting rate for deferrals under the Executive Plan on a prospective basis as of the beginning of any quarter, except for deferrals associated with the annuity payout option, for which the interest rates, including any floating rate formula, must be determined before any deferral elections are made and such interest rates cannot be changed thereafter. Because 10% approximated the yields on 30-year U.S. treasury bonds, plus five percentage points, as of December 2007, and because the prior 3% or 10% interest rate rule was considered punitive for a long-term creditor to the Company, we vested each participant in the Executive Plan in the 10% interest factor on his or her account balance under the Executive Plan as of December 31, 2007 and eliminated the possibility that participants would only receive 3% on their prior savings.

Distributions under the Executive Plan (other than the annuity benefit described below) are payable upon death, disability and upon the occurrence of a financial emergency, as defined in the AJCA. A participating employee will also receive distributions upon a change in control of the Company, to the extent permitted in Internal Revenue Service guidance under the AJCA. When making an election to defer salary and bonus, a participating employee can specify that the amounts deferred will be paid on certain dates at least two years after the amounts are deferred. Also, a participant will receive an immediate payment of his or her deferred amounts (other than deferred amounts used to fund the annuity benefit) with interest on a change in control of the Company.

We amended the Executive Plan, effective January 1, 2008, so that selected senior executives (not limited to named executive officers) could elect to use their deferred salary and bonuses to fund their own retirement annuity benefit. A designated senior executive may elect to have his or her deferral contributions to the Executive Plan contributed to an "Annuity Account" in the Executive Plan as "Annuity Deferral Contributions." A designated senior executive will also be permitted to roll over his or her previously-deferred contributions for 2005, 2006 and 2007 to the Executive Plan into the Annuity Account. The Annuity Account will accrue interest at a floating rate equivalent to five percentage points over yield of 30-year U.S. treasury bonds, compounded and calculated quarterly. The Compensation Committee believes that this rate will approximate Pinnacle's very long term borrowing costs for unsecured, subordinated and covenant-light obligations. The Compensation Committee may change the method for determining the floating interest rate, but any change in method will apply only to Annuity Deferral Contributions made in years after the change. At the designated executive's 65th birthday, the executive's Annuity Account balance will be used to pay an annuity, providing fixed monthly payments until the executive's death, or, if a joint and survivorship feature applies, the later of the executive's death or the death of the executive's designated beneficiary. The amount of the fixed monthly payments is calculated based on the executive's actuarial life expectancy (and, if applicable, the actuarial life expectancy of his designated beneficiary) and the rate of interest mentioned above. Therefore, if the executive lives beyond his or her actuarial life expectancy, the executive will essentially receive a higher return on his or her Actuarial Account balance as of his or her 65th birthday, but if the executive dies before reaching his or her actuarial life expectancy, the executive will receive a lower return and may not even receive his or her full account balance.

If the designated executive is married, the annuity beginning when the executive reaches age 65 will normally be paid in the form of a joint and survivor annuity with his or her spouse as beneficiary. In other words, the monthly payments would be computed based on the actuarial lives of both the designated executive and spouse and the payments would continue until the later death of the two individuals. If the executive is not married, the annuity will normally be paid in the form of a life annuity for his or her life. If a designated executive designates a beneficiary other than his or her spouse, the designation will require the approval of the Compensation Committee, and, if the executive is married, the approval of his or her spouse.

If a joint and survivor annuity form applies, and the designated executive dies before reaching age 65, the executive's Annuity Account balance will be used to pay an annuity to his or her designated beneficiary beginning when the executive would otherwise have reached age 65. If the executive dies before reaching age 65 and the executive has no designated beneficiary, the executive's Annuity Account balance will be payable to his or her estate in one lump sum.

On a change in control of the Company, the Company is required to purchase an annuity contract from a qualified annuity company that will give each designated executive an annuity providing the same after-tax benefits as the after-tax benefits the executive would have received from his or her Annuity Account if the change in control had not occurred. The interest rate for determining his or her benefits under the annuity contract will be the average of the floating rates in effect for the eight calendar quarters preceding the change in control. The purchase of such an annuity contract will accelerate the taxes that the executive would owe on benefits from the Annuity Account; the Company will pay such taxes on a "grossed-up" basis. Because the purchase of the annuity contract will be a taxable transaction (even though the company will pay his taxes on the purchase on a "grossed-up" basis), the executive will have a tax basis in the annuity contract, so that a portion of each monthly annuity payment will be a tax-free return of basis to him. Therefore, the pre-tax monthly payments under the annuity contract will be less than the pre-tax monthly payments the executive would have received if no change in control had occurred, although the after-tax payments will be the same.

There are certain limits on the ability of a designated executive to make Annuity Deferral Contributions to the Annuity Account. The limits for 2008 are the lesser of (1) an amount equal to his 2006 bonus, (2) $500,000, and (3) an amount that would result in an annuity at age 65 greater than 50% of his "final average compensation" as computed in 2008. Limits (1) and (2) are not applicable to previously-deferred amounts for 2005, 2006 or 2007 that the designated executive elects to roll over into the Annuity Account. In addition, the Annuity Deferral Contributions for all designated executives in 2008 are limited so that, if a change in control occurred during 2008, the amount that the Company would be obligated to pay to purchase annuity contracts and to pay taxes on a "grossed-up" basis for all designated executives would not exceed the aggregate Annuity Account balances of all designated executives by more than $10,000,000. If the Annuity Deferral Contributions of all designated executives were to exceed this $10,000,000 limit, then the Annuity Deferral Contributions of all designated executives would be reduced ratably. Based on the amounts contributed or rolled over into the Executive Plan as of March 31, 2008, the estimated cost to the Company of these provisions in the event of a change of control on that date would be approximately $2,296,292.

The Compensation Committee has reserved the right to alter the limits, participation and interest rate accruals in future periods as to future contributions.

The provisions of the Executive Plan before its amendment effective January 1, 2005 will remain in effect for any deferrals that were deducted from salaries and bonuses in 2004 or in earlier years, including, but not limited to the following provisions:

(a) For purposes of determining the rate of return credited on any deferrals that were deducted from salaries and bonuses in 2004 or in earlier years, each participating employee may select from a list of hypothetical investment funds among which deferred contributions shall be allocated. Although a participating employee's deferred compensation will not be invested directly in the selected hypothetical investment funds, his or her deferral compensation account shall be adjusted according to the performance of such funds. Although the fund investment alternatives under the Executive Plan are different from those under our 401(k) plan, we do not believe the participants in the Executive Plan are entitled to a preferential return on amounts deferred in relation to the return available to employees generally under the 401(k) plan. We are not obligated to acquire or hold any investment fund assets; and

(b) a participating employee may receive at any time 90% of his or her account balance attributable to deferrals that were deducted from salaries and bonuses in 2004 or in earlier years, subject to forfeiture of 10% of the account balance.

As with all non-qualified deferred compensation plans, a participating employee's rights against us to receive the deferred amounts are limited to the rights of an unsecured general creditor. Our obligation to pay benefits under the Executive Plan, both before and after its amendment, is not backed by any security interest in our assets to assure payment of the deferred amounts.

Non-Qualified Deferred Compensation Table

The following table shows the deferred compensation activity for our named executive officers for the Executive Plan, except for Stephen H. Capp who does not participate in the Executive Plan. All executive nonqualified and Pinnacle contributions to each plan are also included in current year compensation presented in the Summary Compensation Table.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Daniel R. Lee	$ 200,000	$ 0	$ 77,754	$ 0	$ 866,185
Wade W. Hundley	$ 0	$ 0	$ 43,254	$ 0	$ 390,435
John A. Godfrey	$ 48,750	$ 0	$ 29,424	$ 0	$ 393,674
Alain Uboldi	$ 417,105	$ 0	$ 138,610	$ 0	$1,699,949

2005 Equity and Performance Incentive Plan

We adopted our 2005 Equity and Performance Incentive Plan, or the 2005 Plan, in April 2005, and our stockholders approved the 2005 Plan at our annual meeting on May 3, 2005. The 2005 Plan is administered by our Compensation Committee. The Compensation Committee has broad discretion and power in operating the 2005 Plan, in determining which of our employees, directors, and consultants shall participate, and the terms of individual awards. In May 2006, our stockholders approved an amendment to the 2005 Plan that would have increased the number of shares available for awards and the incentive stock option limit under the 2005 Plan in the event that we consummated our then-proposed acquisition of Aztar Corporation. Since we did not consummate the acquisition, the provisions of the amendment to the 2005 Plan did not become operative.

Awards under the 2005 Plan may consist of options, stock appreciation rights, restricted stock, other stock unit awards, performance awards, dividend equivalents or any combination of the foregoing.

The shares authorized under the 2005 Plan are governed by the following principles:

- The 2005 Plan provides for an aggregate of up to 3,000,000 shares of Pinnacle Common Stock to be available for awards, which amount will increase to 4,750,000 if Proposal 2 is approved by the stockholders, plus the number of shares subject to awards granted under our prior stock plans and the Individual Arrangements that are forfeited, expire or are cancelled after the effective date of the 2005 Plan.

- The 2005 Plan provides for a maximum number of awards under the 2005 Plan that may be issued as incentive stock options of 3,000,000 shares of Pinnacle Common Stock, which amount will increase to 4,750,000 if Proposal 2 is approved by the stockholders.

- Any shares that are subject to awards other than options or stock appreciation rights (including shares delivered in settlement of dividend rights) shall be counted against this limit as 1.4 shares for every one share granted.
- The aggregate number of shares available under the 2005 Plan and the number of shares subject to outstanding options and stock appreciation rights will be increased or decreased to reflect any changes in the outstanding Pinnacle Common Stock by reason of any recapitalization, spin–off, reorganization, reclassification, stock dividend, stock split, reverse stock split, or similar transaction.
- If any shares subject to an award under the 2005 Plan are forfeited, expire, or are terminated without the issuance of shares, the shares shall again be available for award under the 2005 Plan.
- As of March 27, 2008, 263,540 shares remained available for awards under the 2005 Plan (excluding any additional shares available under the 2005 Plan as a result of forfeiture, expiration or other termination of awards under prior plans and the Individual Arrangements).

Under the 2005 Plan, no participant may be granted in any 12–month period:

- options or stock appreciation rights with respect to more than 1,500,000 shares;
- restricted stock, performance awards or other stock unit awards that are denominated in shares with respect to more than 750,000 shares; or
- performance awards or stock unit awards that are valued by reference to cash or property having a maximum dollar value of more than $2,500,000 (excluding awards denominated by reference to a number of shares).

Under the 2005 Plan, the exercise price for an option or stock appreciation right cannot be less than 100% of the fair market value of the underlying shares on the grant date. The 2005 Plan does not permit the repricing of options or stock appreciation rights.

Performance awards under the 2005 Plan are awards that provide payments determined by the achievement of performance goals over a performance period. The Compensation Committee determines the relevant performance goals and the performance period. The performance goals will be based on the attainment of specified levels of, or growth of, one or any combination of (or a formula based on) modified calculations of certain specified factors. The eligible factors include: net sales; pretax income before or after allocation of corporate overhead and bonus; earnings per share; net income; division, group or corporate financial goals; return on stockholders' equity; return on assets; attainment of strategic and operational initiatives; appreciation in and/or maintenance of the price of the shares or any of our other publicly–traded securities; market share; gross profits; earnings before taxes; earnings before interest and taxes; EBITDA; an adjusted formula of EBITDA; economic value–added models; comparisons with various stock market indices; reductions in costs, and/or return on invested capital of Pinnacle or any affiliate, division or business unit of Pinnacle for or within which the participant is primarily employed. Such performance goals also may be based solely by reference to our performance or the performance of an affiliate, division or business unit of Pinnacle, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies.

We intend that Mr. Lee's bonuses under his employment agreement will be performance awards under the 2005 Plan.

The 2005 Plan provides that it is not the only plan or arrangement under which we may compensate officers, and we reserve the right to pay bonuses or other compensation to our named executive officers in addition to their bonuses or other awards under the 2005 Plan.

Grant of Plan–Based Awards

The following table provides information regarding our grant of plan–based awards made in 2007. During the fiscal year ended December 31, 2007, Daniel R. Lee was the only named executive officer to receive grants of plan–based awards, which consisted of only non–equity incentive plan awards under the 2005 Plan.

	Estimated Possible Payouts Under Non–Equity Incentive Plan Awards		
Name	Threshold ($)	Target ($)	Maximum ($)
Daniel R. Lee	$ 375,000	$ 750,000	$ 1,500,000

Under the terms of his employment agreement and the 2005 Plan, Mr. Lee can earn annual bonuses of up to 150% of his annual salary, with a targeted bonus of 75% of his annual salary, based on meeting certain performance targets with respect to our EBITDA. The EBITDA target is typically based on our total EBITDA with certain adjustments, which we refer to as adjusted EBITDA.

For 2007, the adjusted EBITDA threshold was $143.9 million, at which Mr. Lee would receive a bonus of 37.5% of his base salary and below which Mr. Lee would receive no bonus. The adjusted EBITDA target was $173 million, at which Mr. Lee would receive a bonus of 75% of his base salary. The adjusted EBITDA maximum was $183 million, at which Mr. Lee would receive a bonus of 150% of his base salary. The Compensation Committee certifies in writing that the targets have been met before the bonus is paid. Pinnacle achieved an adjusted EBITDA of approximately $169 million in 2007, as reported in our earnings release furnished in a Current Report on Form 8–K filed on February 26, 2008. In February 2008, the Compensation Committee awarded Mr. Lee a bonus of $733,275, which is slightly less than 75% of his base salary, and approximately 44% less than his prior–year bonus.

For 2007, adjusted EBITDA was defined as earnings before interest income and expense, income taxes, depreciation, amortization, pre–opening and development costs, non–cash share–based compensation, merger termination proceeds, asset impairment costs and write–downs, corporate level litigation settlement costs, gain (loss) on sale of certain assets, gain (loss) on sale of marketable securities, minority interest, loss on early extinguishment of debt and discontinued operations.

The Compensation Committee decided to defer 30% of Mr. Lee's bonus for 2007; the deferred portion of the bonus does not accrue interest, is an unsecured obligation of the Company, and will be paid in three equal installments in January of 2009, 2010 and 2011. Mr. Lee will receive the deferred portion of the bonus only if he is employed on the scheduled payment date, dies, becomes disabled, terminates his employment for "good reason," is terminated by us without "cause" under his employment agreement, or we have a "change of control" as defined in his employment agreement.

Outstanding Equity Awards at Fiscal Year–End

The following table provides information regarding outstanding equity award grants held at December 31, 2007 by each of the executive officers named in the Summary Compensation Table.

	Option Awards (a)				Stock Awards (b)	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (c)
Daniel R. Lee	865,801	0	$ 8.45	4/10/2012		
	240,000	360,000(d)	$ 14.70	5/3/2015	12,000	$ 282,720
Stephen H. Capp	229,391	57,348(e)	$ 6.05	1/11/2013		
	40,000	60,000(f)	$ 16.92	5/16/2015	4,000	$ 94,240
Wade W. Hundley	100,000	0	$ 8.08	9/1/2011		
	50,000	0	$ 9.70	9/1/2011		
	50,000	0	$ 11.31	9/1/2011		
	75,000	0	$ 5.95	1/29/2012		
	125,000	0	$ 9.62	6/18/2012		
	14,556	21,834(g)	$ 15.18	5/2/2015		
	35,444	53,166(d)	$ 14.70	5/3/2015		
	8,000	12,000(f)	$ 16.92	5/16/2015	8,000	$ 188,840
John A. Godfrey	250,000	0	$ 7.02	8/13/2012		
	40,000	60,000(f)	$ 16.92	5/16/2015	4,000	$ 94,240
Alain Uboldi	15,000	0	$ 6.70	11/5/2011		
	5,000	0	$ 5.95	1/29/212		
	30,000	0	$ 9.62	6/18/2012		
	8,000	2,000(h)	$ 6.75	8/14/2013		
	40,000	60,000(i)	$ 17.75	2/8/2015	4,000	$ 94,240

(a) The option awards were granted pursuant to the Company's 2005 Plan and the Company's 1993, 1996, 2001 and 2002 stock option plans, as well as certain options granted outside of the stockholder approved plans (see the Equity Compensation Plan Information at Fiscal Year–End table below). For option awards issued since June 2002, such awards, including those reflected in the table, vest at a rate of 1/5th per annum.

(b) The stock awards consist of restricted stock granted on October 6, 2006 to each of the named executive officers in accordance with the our 2005 Plan. The restricted stock granted in October 2006 vest in five equal annual installments on January 31 of 2007, 2008, 2009, 2010 and 2011. As of December 31, 2007, there were four remaining annual installments. Upon termination of the executive's employment for any reason, with or without cause, the restricted stock will vest or be terminated and cancelled on the same basis as provided for unvested stock options in the named executive officer's then applicable employment agreement. In no event may the named executive officer transfer any shares that are not vested (or any right or interest therein) to any person in any manner whatsoever, whether voluntarily or by operation of law or otherwise.

(c) The market value of stock awards reported in this column was computed by multiplying $23.56, the closing market price of Pinnacle's stock at December 31, 2007, by the number of shares of stock awarded.

(d) Vesting dates are May 3, 2008, 2009 and 2010.

(e) Vesting date is January 11, 2008.

(f) Vesting dates are May 16, 2008, 2009 and 2010.

(g) Vesting dates are May 2, 2008, 2009 and 2010.

(h) Vesting date is August 14, 2008.

(i) Vesting dates are February 8, 2008, 2009 and 2010.

Option Exercises and Stock Vested

The following table provides information regarding the vesting of restricted stock during the fiscal year ended December 31, 2007. None of the named executive officers have exercised stock options during any fiscal year.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(a)
Daniel R. Lee	3,000	$ 103,590
Stephen C. Capp	1,000	$ 34,530
Wade H. Hundley	2,000	$ 69,060
John A. Godfrey	1,000	$ 34,530
Alain Uboldi	1,000	$ 34,530

(a) The value realized was determined by multiplying the number of shares of stock by the closing price of Pinnacle Common Stock on the vesting date, January 31, 2007, which was $34.53.

Equity Compensation Plan Information at Fiscal Year-End

Plan category	Number of securities to be issued upon vesting of restricted stock awards and exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders			
Restricted stock awards and stock options (a)	5,436,325(b)	$ 15.55(b)	473,815
Directors Plan	56,628(c)	$ 15.62(d)	43,591
Total	5,492,953	$ 15.55	517,406
Equity compensation plans not approved by security holders (e)	337,540	$ 7.83	0
Total	5,830,493	$ 15.11	517,406

(a) Consists of:

- shares of Pinnacle Common Stock to be issued upon the exercise of options granted pursuant to the Company's 2005 Plan and the Company's 1993, 1996, 2001 and 2002 stock option plans;
- shares of Pinnacle Common Stock to be issued upon the exercise of options granted outside of our stock option plans to members of the Company's management team and approved by our stockholders; and

- shares of Pinnacle Common Stock to be issued upon the vesting of restricted stock awards pursuant to the Company's 2005 Plan.

The restricted stock awards and stock options have a weighted average remaining contractual life of 6.3 years as of December 31, 2007.

(b) Includes 36,000 shares of restricted stock granted in October 2006.

(c) Consists of shares of Pinnacle Common Stock credited to directors' deferred compensation accounts to be issued pursuant to the Directors Plan, described under "Director Compensation—Amended and Restated Directors Deferred Compensation Plan" above. All such shares are fully vested and payable upon cessation of service as a director.

(d) Based on the purchase price of the shares credited to the directors' deferred compensation accounts under the Directors Plan.

(e) Consists of 250,801 shares of Pinnacle Common Stock issuable upon the exercise of options granted to Daniel R. Lee in 2002 and 86,739 shares of Pinnacle Common Stock issuable upon the exercise of options granted to Stephen H. Capp in 2003. The options granted to Messrs. Lee and Capp in 2002 and 2003, respectively, were granted to each such executive officer in connection with his original retention by the Company.

The exercise price of the options referenced above granted to Mr. Lee is $8.45 and such options vested over a four-year period, which has passed. The options expire on April 10, 2012, subject to certain termination events as governed by the grant of options and Mr. Lee's Employment Agreement.

The exercise price of the options referenced above granted to Mr. Capp is $6.05 and the options vested over a five-year period, which has passed. The options expire on January 11, 2013, subject to certain termination events as governed by the grant of options and Mr. Capp's Employment Agreement.

Upon the approval of the 2005 Plan at the 2005 Annual Meeting, we canceled the 1993, 1996, 2001 and 2002 Stock Option Plans (the "Prior Plans"), so that no further grants or awards will be made under the Prior Plans. However, any shares subject to awards under the Prior Plans which are forfeited, expire or otherwise terminate without issuance of shares, or are settled for cash or otherwise do not result in the issuance of shares, are authorized for issuance under the 2005 Plan. In addition, grants and awards made under the Prior Plans before their cancellation will continue in effect. The stock option grants to Messrs. Lee and Capp, described in footnote (e) above, also continue in effect, and such shares will be authorized for issuance under the 2005 Plan in the event of forfeiture, expiration or termination without issuance of shares.

Compensation Committee Report

The Compensation Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis with the Company's management and, based on such review and discussions, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Compensation Committee

Lynn P. Reitnouer (Chairman)
Richard J. Goeglein
James L. Martineau

STOCKHOLDER PROPOSALS FOR THE NEXT ANNUAL MEETING

Under the Company's Restated Bylaws, stockholders who wish to present proposals for action, or to nominate directors, at the next annual meeting of stockholders of the Company (that is, the next annual meeting following the Annual Meeting to which this Proxy Statement relates) must give written notice thereof to the Secretary of the Company at the address set forth on the cover page of this Proxy Statement in accordance with the then current provisions of the Company's Restated Bylaws. The Bylaws currently require that such notice be given not more than 120 days nor less than 90 days prior to the first anniversary of this year's Annual Meeting (i.e., no earlier than January 20, 2009 and no later than February 19, 2009). If, however, the Company advances the date of the next annual meeting by more than 30 days or delays such date by more than 60 days, notice by the stockholder must be given not earlier than 120 days in advance of such meeting and not after the later of (i) 90 days in advance of such meeting or, (ii) the tenth day following the first public announcement of the date of such meeting by the Company. Stockholder notices must contain the information required by Section 2 of Article I of the Company's Restated Bylaws. If the Company does not have notice of a matter to come before the next annual meeting by February 19, 2009 (or, in the event the next annual meeting is held more than 30 days before or 60 days after the anniversary of this Annual Meeting, then by the date described above relating to such delay or advance in the meeting date), the Company's proxy for such meeting will confer discretionary authority to vote for such matter.

In order to be eligible for inclusion in the Company's proxy statement and proxy card for the next annual meeting pursuant to Rule 14a-8 under the Exchange Act, stockholder proposals would have to be received by the Secretary of the Company no later than December 17, 2008 if the next annual meeting were held on or near May 20, 2009. In the event that the Company elects to hold its next annual meeting more than 30 days before or after the anniversary of this Annual Meeting, such stockholder proposals would have to be received by the Company a reasonable time before the Company begins to print and send its proxy materials. Stockholder nominations of directors are not stockholder proposals within the meaning of Rule 14a-8 and are not eligible for inclusion in the Company's proxy statement.

ANNUAL REPORT TO STOCKHOLDERS AND FORM 10-K AND OTHER MATTERS

The Company's Annual Report to Stockholders, which was mailed to stockholders with or preceding this Proxy Statement, contains financial and other information about the Company, but is not incorporated into this Proxy Statement and is not to be considered a part of these proxy soliciting materials or subject to Regulation 14A or 14C or to the liabilities of Section 18 of the Exchange Act. The information contained in the "Compensation Committee Report," and "The Audit Committee Report" and the Company-operated websites referenced in this Proxy Statement shall not be deemed filed with the SEC or subject to Regulations 14A or 14C or to the liabilities of the Section 18 of the Exchange Act, and shall not be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

THE COMPANY WILL PROVIDE WITHOUT CHARGE A COPY OF ITS ANNUAL REPORT TO STOCKHOLDERS FOR 2007 AND ITS ANNUAL REPORT ON FORM 10-K INCLUDING THE FINANCIAL STATEMENTS AND THE FINANCIAL STATEMENT SCHEDULES AND EXHIBITS, FILED WITH THE SEC FOR FISCAL YEAR 2007 TO ANY BENEFICIAL OWNER OF PINNACLE COMMON STOCK AS OF THE RECORD DATE UPON WRITTEN REQUEST TO PINNACLE ENTERTAINMENT, INC., 3800 HOWARD HUGHES PARKWAY, LAS VEGAS, NV 89169, ATTENTION: LEWIS FANGER, INVESTOR RELATIONS.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 20, 2008: This Proxy Statement and the accompanying Annual Report are available at www.proxyvote.com.

Appendix A

Pinnacle Entertainment, Inc.

Categorical Director Independence Standards

The Board of Directors (the "Board") of Pinnacle Entertainment, Inc. ("Pinnacle") has adopted these Categorical Director Independence Standards to assist the Board in making determinations of director independence in accordance with the rules of the New York Stock Exchange (the "NYSE").

The Board will assess the independence of each director on an annual basis prior to approving director nominees for inclusion in the proxy statement for Pinnacle's annual meeting of shareholders. If a director is appointed to the Board between annual meetings, the Board will assess the director's independence at the time of such appointment. Directors must notify the Board promptly of any change in circumstances that might be perceived as putting the director's independence at issue. If so notified, the Board will reevaluate the director's independence as soon as practicable.

Under these standards, a director will be deemed independent for purposes of service on the Board only if:

(1) the director does not have any relationship described in NYSE Rule 303A.02(b), as such rule may be amended from time to time;

(2) in the event the director has a relationship that exceeds the limits described below, the Board determines in its judgment, after consideration of all relevant facts and circumstances, that the relationship is not material; and

(3) the Board reviews all commercial, banking, consulting, legal, accounting, charitable, familial and other relationships the director has with Pinnacle that are not of a type described below, and determines in its judgment, after consideration of all relevant facts and circumstances, that the relationship is not material.

The fact that a particular relationship or transaction is required to be disclosed in the annual proxy statement under the rules of the Securities and Exchange Commission (the "SEC") will not be dispositive for purposes of determining whether the relationship or transaction is material. If the Board determines that a relationship described in section (2) or (3) above is not material, the basis for that determination will be explained in Pinnacle's annual proxy statement, as required by NYSE Rule 303A.02(a), as such rule may be amended from time to time.

A director shall be deemed not to have a material relationship with Pinnacle if the director satisfies each of the Categorical Standards listed below.

1. ***No Material Employment with Pinnacle.*** The director is not, and has not within the past three years been, an employee of Pinnacle, and no member of the director's immediate family is, or within the past three years has been, an executive officer of Pinnacle.

2. ***No Material Direct Compensation from Pinnacle.*** Neither the director nor any of his or her immediate family has received more than $100,000 during any twelve–month period within the past three years in direct compensation from Pinnacle. In calculating such compensation, the following will be excluded: (a) director and committee fees and pension or other forms of deferred compensation for prior service to Pinnacle (provided that such deferred compensation is not contingent in any way on continued service for Pinnacle); and (b) compensation paid to an immediate family member of the director for service as an employee of Pinnacle (other than as an executive officer).

3. ***No Material Affiliation with Pinnacle's Auditor.*** (A) The director is not a current partner, and no immediate family member of the director is a current partner, of a firm that is Pinnacle's internal or external auditor; (B) the director is not a current employee of a firm that is Pinnacle's internal or external auditor; (C) the director has no immediate family member who is a current employee of a firm that is Pinnacle's internal or external auditor and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; and (D) neither

the director nor an immediate family member of the director was, within the last three years (but is no longer), a partner or employee of a firm that is Pinnacle's internal or external auditor and personally worked on Pinnacle's audit within that time.

4. ***No Interlocking Directorates.*** Neither the director, nor an immediate family member of the director is, or has been within the last three years, employed as an executive officer of another company where any of Pinnacle's present executive officers at the same time serves or served on that company's compensation committee.

5. ***No Material Relationship Involving Company in Business Dealings with Pinnacle.*** The director is not a current executive officer, employee or significant equityholder of, and no immediate family member of the director is a current executive officer of, another company that has made payments to, or has received payments from, Pinnacle for property or services (other than those arising solely from investments in Pinnacle's securities) in an amount which in any of the last three fiscal years exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues.

6. ***No Material Relationship Involving Law Firm or Investment Banking Firm Providing Services to Pinnacle.*** The director is not a current partner or associate of, or of counsel, to, or an employee of, and no immediate family member of the director is a current managing partner or executive officer of, a law firm or investment banking firm providing service to Pinnacle, wherein the fees paid to such firm by Pinnacle during any fiscal year in each of such firm's three preceding fiscal years exceeded the greater of $1 million or 2% of such firm's consolidated gross revenues.

7. ***No Material Relationship Involving Tax-Exempt or Other Charitable Organizations to which Pinnacle Contributes.*** Neither the director nor an immediate family member of the director is currently an executive officer or director of a tax-exempt or other charitable entity to which Pinnacle has made contributions for the most recently completed fiscal year representing more than the greater of $1 million or 2% of such organization's annual consolidated gross revenues.

8. ***No Material Indebtedness Relationship.*** Neither the director nor an immediate family member of the director is currently an executive officer of another company which is indebted to Pinnacle or to which Pinnacle is indebted, where the total amount of either Pinnacle's or the other company's indebtedness exceeds 5% of the consolidated assets of the indebted company.

9. ***No Material Relationship with a Company in which Pinnacle has Equity Ownership.*** Neither the director nor an immediate family member of the director is currently an executive officer or director of another company in which Pinnacle owns an equity interest greater than 10% of the total equity of such other company.

10. ***No Material Relationship as a Holder of Debt Securities of Pinnacle.*** Neither the director nor an immediate family member of the director holds debt securities of Pinnacle in an aggregate principal amount exceeding the greater of $1 million or 2% of such director's or immediate family member's net worth.

Direct or indirect ownership of even a significant amount of Pinnacle stock by a director (or the director's immediate family member) who is otherwise independent as a result of the application of the foregoing standards will not, by itself, bar an independence finding as to such director. Members of Pinnacle's Audit Committee must also satisfy the independence requirements of Section 10A(m)(3) of the Securities Act of 1934, as amended.

For purposes of these Categorical Standards: (a) "independent" has the meaning ascribed to such term in NYSE Rule 303A.02; (b) "Pinnacle" includes Pinnacle Entertainment, Inc. and its consolidated subsidiaries; (c) an "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's home; except that when applying the independence tests described above, Pinnacle need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or have become incapacitated; (d) "executive officer" has the same meaning specified for the term "officer" in Rule 16a–1(f) under the Securities Exchange Act of 1934, as amended;[1] and (e) a "significant equityholder" is the owner of 10% or greater voting or economic equity interest in the entity.

The Board may revise these Categorical Standards from time to time, as it deems appropriate, subject to applicable stock exchange listing requirements.

---

1 The term "officer" shall mean Pinnacle's president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice–president of Pinnacle in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy–making function, or any other person who performs similar policy–making functions for Pinnacle. Officers of Pinnacle's subsidiaries shall be deemed officers of Pinnacle if they perform such policymaking functions for Pinnacle.

Appendix B

2005 Equity and Performance Incentive Plan, As Amended (Amendment To Be Voted On Is Indicated by Underline for Additions and Strikethrough Text for Deletions)

PINNACLE ENTERTAINMENT, INC.
2005 EQUITY AND PERFORMANCE INCENTIVE PLAN, AS AMENDED

PINNACLE ENTERTAINMENT, INC., a corporation existing under the laws of the State of Delaware (the "**Company**"), hereby establishes and adopts the following 2005 Equity and Performance Incentive Plan (the "**Plan**"). Certain capitalized terms used in the Plan are defined in Article 2.

RECITALS

WHEREAS, the Company desires to encourage high levels of performance by those individuals who are key to the success of the Company, to attract new individuals who are highly motivated and who are expected to contribute to the success of the Company and to encourage such individuals to remain as directors, employees, consultants and/or advisors of the Company and its Affiliates by increasing their proprietary interest in the Company's growth and success; and

WHEREAS, to attain these ends, the Company has formulated the Plan embodied herein to authorize the granting of Awards to Participants whose judgment, initiative and efforts are or have been or are expected to be responsible for the success of the Company.

NOW, THEREFORE, the Company hereby constitutes, establishes and adopts the following Plan and agrees to the following provisions:

ARTICLE I
PURPOSE OF THE PLAN

1.1 *Purpose.* The purpose of the Plan is to assist the Company and its Affiliates in attracting and retaining selected individuals to serve as directors, employees, consultants and/or advisors of the Company who are expected to contribute to the Company's success and to achieve long-term objectives which will inure to the benefit of all stockholders of the Company through the additional incentives inherent in the Awards hereunder.

ARTICLE II
DEFINITIONS

2.1 "**Affiliate**" shall mean (i) any person or entity that directly, or through one or more intermediaries, controls, or is controlled by, or is under common control with, the Company (including any Parent or Subsidiary) or (ii) any entity in which the Company has a significant equity interest, as determined by the Committee.

2.2 "**Applicable Laws**" means the legal requirements relating to the administration of and issuance of securities under stock incentive plans, including, without limitation, the requirements of state corporations law, federal and state securities law, federal and state tax law, and the requirements of any stock exchange or quotation system upon which the Shares may then be listed or quoted. For all purposes of this Plan, references to statutes and regulations shall be deemed to include any successor statutes and regulations, to the extent reasonably appropriate as determined by the Committee.

2.3 "**Award**" shall mean any Option, Stock Appreciation Right, Restricted Stock Award, Performance Award, Dividend Equivalent, Other Stock Unit Award or any other right, interest or option relating to Shares or other property (including cash) granted pursuant to the provisions of the Plan.

2.4 "**Award Agreement**" shall mean any written agreement, contract or other instrument or document evidencing any Award granted by the Committee hereunder.

2.5 "**Board**" shall mean the board of directors of the Company.

2.6 "**Cause**" shall have the meaning set forth in a Participant's employment or consulting agreement with the Company (if any), or if not defined therein, shall mean (i) acts or omissions by the Participant which constitute intentional material misconduct or a knowing violation of a material policy of the Company or any of its subsidiaries, (ii) the Participant personally receiving a benefit in money, property or services from the Company or any of its subsidiaries or from another person dealing with the Company or any of its subsidiaries, in material violation of applicable law or Company policy, (iii) an act of fraud, conversion, misappropriation, or embezzlement by the Participant or his conviction of, or entering a guilty plea or plea of no contest with respect to, a felony, or the equivalent thereof (other than DUI), or (iv) any deliberate and material misuse or improper disclosure of confidential or proprietary information of the Company.

2.7 "**Change of Control**" shall mean the occurrence of any of the following events:

(i) The direct or indirect acquisition by an unrelated "Person" or "Group" of "Beneficial Ownership" (as such terms are defined below) of more than 50% of the voting power of the Company's issued and outstanding voting securities in a single transaction or a series of related transactions;

(ii) The direct or indirect sale or transfer by the Company of substantially all of its assets to one or more unrelated Persons or Groups in a single transaction or a series of related transactions;

(iii) The merger, consolidation or reorganization of the Company with or into another corporation or other entity in which the Beneficial Owners of more than 50% of the voting power of the Company's issued and outstanding voting securities immediately before such merger or consolidation do not own more than 50% of the voting power of the issued and outstanding voting securities of the surviving corporation or other entity immediately after such merger, consolidation or reorganization; or

(iv) During any consecutive two–year period, individuals who at the beginning of such period constituted the Board of the Company (together with any new Directors whose election to such Board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the Directors of the Company then still in office who were either Directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of the Company then in office.

None of the foregoing events, however, shall constitute a Change of Control if such event is not a "Change in Control Event" under IRS Notice 2005–1 or successor IRS guidance. For purposes of determining whether a Change of Control has occurred, the following Persons and Groups shall not be deemed to be "unrelated": (A) such Person or Group directly or indirectly has Beneficial Ownership of more than 50% of the issued and outstanding voting power of the Company's voting securities immediately before the transaction in question, (B) the Company has Beneficial Ownership of more than 50% of the voting power of the issued and outstanding voting securities of such Person or Group, or (C) more than 50% of the voting power of the issued and outstanding voting securities of such Person or Group are owned, directly or indirectly, by Beneficial Owners of more than 50% of the issued and outstanding voting power of the Company's voting securities immediately before the transaction in question. The terms "Person," "Group," "Beneficial Owner," and "Beneficial Ownership" shall have the meanings used in the Exchange Act.

2.8 "**Code**" shall mean the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

2.9 "**Committee**" shall mean the Committee constituted under Section 4.2 to administer this Plan.

2.10 "**Company**" has the meaning set forth in introductory paragraph of the Plan.

2.11 "**Consultant**" means any person, including an advisor, who (i) is a natural person, (ii) provides bona fide services to the Company or a Parent or Subsidiary, and (iii) provides services that are not in connection with the offer or sale of securities in a capital–raising transaction, and that do not directly or indirectly promote or maintain a market for the securities of the Company; provided that the term 'Consultant' does not include (i) Employees or (ii) Directors who are paid only a director's fee by the Company or who are not compensated by the Company for their services as Directors.

2.12 "**Continuous Status as an Employee, Director or Consultant**" means that the employment, director or consulting relationship is not interrupted or terminated by the Company, any Parent or Subsidiary, or by the Employee, Director or Consultant. Continuous Status as an Employee, Director or Consultant will not be considered interrupted in the case of: (i) any leave of absence approved by the Board, including sick leave, military leave, or any other personal leave, provided, that for purposes of Incentive Stock Options, any such leave may not exceed 90 days, unless reemployment upon the expiration of such leave is guaranteed by contract (including certain Company policies) or statute; (ii) transfers between locations of the Company or between the Company, its Parent, its Subsidiaries or its successor; or (iii) in the case of an Award other than an Incentive Stock Option, the ceasing of a person to be an Employee while such person remains a Director or Consultant, the ceasing of a person to be a Director while such person remains an Employee or Consultant or the ceasing of a person to be a Consultant while such person remains an Employee or Director.

2.13 "**Covered Employee**" shall mean a "**covered employee**" within the meaning of Section 162(m)(3) of the Code, or any successor provision thereto.

2.14 "**Director**" shall mean a non–employee member of the Board or a non–employee member of the board of directors of a Parent or Subsidiary.

2.15 "**Disability**" shall mean total and permanent disability as defined in Section 22(e)(3) of the Code.

2.16 "**Dividend Equivalents**" shall have the meaning set forth in Section 12.5.

2.17 "**Employee**" shall mean any employee of the Company or any Parent or Subsidiary.

2.18 "**Exchange Act**" shall mean the Securities Exchange Act of 1934, as amended.

2.19 "**Fair Market Value**" shall mean, with respect to any property other than Shares, the market value of such property determined by such methods or procedures as shall be established from time to time by the Committee. The Fair Market Value of Shares as of any date shall be determined as follows:

(i) If the Shares are listed on any established stock exchange or a national market system, including without limitation, the National Market System of NASDAQ, the Fair Market Value of a Share will be (i) the closing sales price for such Shares (or the closing bid, if no sales are reported) as quoted on that system or exchange (or the system or exchange with the greatest volume of trading in Shares) on the last market trading day prior to the day of determination or (ii) any sales price for such Shares (or the closing bid, if no sales are reported) as quoted on that system or exchange (or the system or exchange with the greatest volume of trading in Shares) on the day of determination, as the Committee may select, in each case as reported in the Wall Street Journal or any other source the Committee considers reliable.

(ii) If the Shares are quoted on the NASDAQ System (but not on the NASDAQ National Market System) or are regularly quoted by recognized securities dealers but selling prices are not reported, the Fair Market Value of a Share will be the mean between the high bid and low asked prices for the Shares on (i) the last market trading day prior to the day of determination or (ii) the day of determination, as the Committee may select, in each case as reported in the Wall Street Journal or any other source the Committee considers reliable.

(iii) If the Shares are not traded as set forth above, the Fair Market Value will be determined in good faith by the Committee with reference to the earnings history, book value and prospects of the Company in light of market conditions generally, and any other factors the Committee considers appropriate, such determination by the Committee to be final, conclusive and binding.

2.20 "**Family Member**" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother–in–law, father–in–law, son–in–law, daughter–in–law, brother–in–law, or sister–in–law, including adoptive relationships, any person sharing the Participant's household (other than a tenant or employee), a trust in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than 50 percent of the voting interests.

2.21 "**Incentive Stock Option**" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

2.22 "**Individual Arrangements**" means the Nonqualified Stock Option Agreement dated as of January 11, 2003 by and between the Company and Stephen H. Capp, and the Nonqualified Stock Option Agreement dated as of April 10, 2002 by and between the Company and Daniel R. Lee.

2.23 "**Limitations**" shall have the meaning set forth in Section 3.2.

2.24 "**Option**" shall mean any right granted to a Participant under the Plan allowing such Participant to purchase Shares at such price or prices and during such period or periods as the Committee shall determine.

2.25 "**Other Stock Unit Award**" shall have the meaning set forth in Section 8.1.

2.26 "**Parent**" means a "parent corporation" with respect to the Company, whether now or later existing, as defined in Section 424(e) of the Code.

2.27 "**Participant**" shall mean an Employee, Director or Consultant who is selected by the Committee to receive an Award under the Plan.

2.28 "**Payee**" shall have the meaning set forth in Section 13.1.

2.29 "**Performance Award**" shall mean any Award of Performance Shares or Performance Units granted pursuant to Article 9.

2.30 "**Performance Period**" shall mean that period established by the Committee at the time any Performance Award is granted or at any time thereafter during which any performance goals specified by the Committee with respect to such Award are to be measured.

2.31 "**Performance Share**" shall mean any grant pursuant to Article 9 of a unit valued by reference to a designated number of Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including cash, Shares, other property, or any combination thereof, upon achievement of such performance goals during the Performance Period as the Committee shall establish at the time of such grant or thereafter.

2.32 "**Performance Unit**" shall mean any grant pursuant to Article 9 of a unit valued by reference to a designated amount of property (including cash) other than Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including cash, Shares, other property, or any combination thereof, upon achievement of such performance goals during the Performance Period as the Committee shall establish at the time of such grant or thereafter.

2.33 "**Prior Plans**" shall mean, collectively, the Company's 1993, 1996, 2001 and 2002 Option Plans, as amended.

2.34 **"Restricted Stock"** shall mean any Share issued with the restriction that the holder may not sell, transfer, pledge or assign such Share and with such other restrictions as the Committee, in its sole discretion, may impose (including any restriction on the right to vote such Share and the right to receive any dividends), which restrictions may lapse separately or in combination at such time or times, in installments or otherwise, as the Committee may deem appropriate.

2.35 **"Restricted Period"** shall have the meaning set forth in Section 7.1.

2.36 **"Restricted Stock Award"** shall have the meaning set forth in Section 7.1.

2.37 **"Shares"** shall mean the shares of common stock of the Company, par value $0.10 per share.

2.38 **"Stock Appreciation Right"** shall mean the right granted to a Participant pursuant to Article 6.

2.39 **"Subsidiary"** shall mean any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the time of the granting of the Award, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain.

2.40 **"Substitute Awards"** shall mean Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

~~2.41 "Aztar" shall mean Aztar Corporation, a Delaware corporation.~~

~~2.42 "Merger Agreement" shall mean that certain Agreement and Plan of Merger, dated as of March 13, 2006, by and among the Company, with its wholly-owned subsidiary, PNK Development 1, Inc., and Aztar.~~

~~2.43 "Aztar Acquisition" shall mean the acquisition by the Company of Aztar, whether under the existing Merger Agreement or otherwise.~~

ARTICLE III
SHARES SUBJECT TO THE PLAN

3.1 *Number of Shares.*

(a) Subject to adjustment as provided in Section 12.2, a total of ~~3,000,000~~ 4,750,000 Shares shall be authorized for grant under the Plan~~, plus up to an aggregate of an additional 1,500,000 Shares subject to and effective only upon the consummation of the Aztar Acquisition,~~ plus any Shares subject to awards granted under the Prior Plans and Individual Arrangements, which such awards are forfeited, expire or otherwise terminate without issuance of Shares, or are settled for cash or otherwise do not result in the issuance of Shares, on or after the effective date of this Plan. Any Shares that are subject to Awards of Options or Stock Appreciation Rights shall be counted against this limit as one Share for every one Share granted. Any Shares that are subject to Awards other than Options or Stock Appreciation Rights (including, but not limited to, Shares delivered in satisfaction of Dividend Equivalents) shall be counted against this limit as 1.4 Shares for every one Share granted.

(b) If any Shares subject to an Award or to an award under the Prior Plans or Individual Arrangements are forfeited, expire or otherwise terminate without issuance of such Shares, or any Award or award under the Prior Plans or Individual Arrangements is settled for cash or otherwise does not result in the issuance of all or a portion of the Shares subject to such Award, the Shares shall, to the extent of such forfeiture, expiration, termination, cash settlement or non-issuance, again be available for Awards under the Plan, subject to Section 3.1(c) below.

(c) In the event that (i) any Option or other Award granted under this Plan or any option or award granted under the Prior Plans or Individual Arrangements is exercised through the tendering of Shares (either actually, by attestation, or by the giving of instructions to a broker to remit to the Company that portion of the sales price required to pay the exercise price) or by the withholding of Shares by the Company, or (ii) withholding tax liabilities arising from such Options or Awards under this Plan or options or awards under a Prior Plan or an Individual Arrangement are satisfied by the tendering of Shares (either actually, by attestation, or by the giving of instructions to a broker to remit to the Company that portion of the sales price required to pay the exercise price) or by the withholding of Shares by the Company, then the Shares so tendered or withheld shall not again be available for Awards under the Plan.

(d) Substitute Awards shall not reduce the Shares authorized for issuance under the Plan or authorized for grant to a Participant in any calendar year. Additionally, in the event that a company acquired by the Company or any Subsidiary, or with which the Company or any Subsidiary combines, has shares available under a pre–existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre–existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for issuance under the Plan; provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre–existing plan, absent the acquisition or combination, and shall only be made to individuals who were employees, directors or consultants of such acquired or combined company before such acquisition or combination.

(e) Any Shares that again become available for grant pursuant to this Article 3 shall be added back as one Share if such Shares were subject to Options or Stock Appreciation Rights granted under the Plan or options or stock appreciation rights granted under the Prior Plans or Individual Arrangements, and as 1.4 Shares if such Shares were subject to Awards other than Options or Stock Appreciation Rights granted under the Plan.

3.2 *Limitations on Grants to Individual Participant.* Subject to adjustment as provided in Section 12.2, no Participant may be granted (i) Options or Stock Appreciation Rights during any 12–month period with respect to more than 1,500,000 Shares, or (ii) Restricted Stock, Performance Awards and/or Other Stock Unit Awards that are denominated in Shares in any 12–month period with respect to more than 750,000 Shares (the "**Limitations**"). In addition to the foregoing, the maximum dollar value payable to any Participant in any 12–month period with respect to Performance Awards and/or Other Stock Unit Awards that are valued with reference to cash or property other than Shares is $2,500,000. If an Award is cancelled, the cancelled Award shall continue to be counted toward the applicable Limitations.

3.3 *Character of Shares.* Any Shares issued hereunder may consist, in whole or in part, of authorized and unissued shares, treasury shares or shares purchased in the open market or otherwise.

ARTICLE IV
ELIGIBILITY AND ADMINISTRATION

4.1 *Eligibility.* Any Employee, Director or Consultant shall be eligible to be selected as a Participant. Only Employees may receive awards of Incentive Stock Options.

4.2 *Administration.*

(a) The Plan shall be administered by the Committee, constituted as follows:

(i) The Committee will consist of the Board, or a committee designated by the Board, which Committee will be constituted to satisfy Applicable Laws. Once appointed, a Committee will serve in its designated capacity until otherwise directed by the Board. The Board may increase the size of the Committee and appoint additional members, remove members (with or without cause) and substitute new members, fill vacancies (however caused), and remove all members of the Committee and thereafter directly administer the Plan. Notwithstanding the foregoing, unless the Board expressly resolves to the contrary, while the Company is registered pursuant to Section 12 of the Exchange Act, the Plan will be administered only by the Compensation Committee of the Board (or such other committee designated by the Compensation Committee of the Board), consisting of no fewer than two Directors, each of whom is (A) a "non–employee director" within the meaning of Rule 16b–3 (or any successor rule) of the Exchange Act, (B) an "outside director" within the meaning of Section 162(m)(4)(C)(i) of the Code, and (C) an "independent director" for purpose of the rules and regulations of the New York Stock Exchange or other exchange or quotation system on which the Shares are principally traded; provided, however, the failure of the Committee to be composed solely of individuals who are "non–employee directors," "outside directors," and "independent directors" shall not render ineffective or void any awards or grants made by, or other actions taken by, such Committee.

(ii) The Plan may be administered by different bodies with respect to Directors, officers who are not Directors, and Employees and Consultants who are neither Directors nor officers, and Covered Employees.

(b) The Committee shall have full discretion, power and authority, subject to the provisions of the Plan and subject to such orders or resolutions not inconsistent with the provisions of the Plan as may from time to time be adopted by the Board, to: (i) select the Employees, Consultants and Directors to whom Awards may from time to time be granted hereunder; (ii) determine the type or types of Awards, not inconsistent with the provisions of the Plan, to be granted to each Participant hereunder; (iii) determine the number of Shares to be covered by each Award granted hereunder; (iv) determine the terms and conditions, not inconsistent with the provisions of the Plan, of any Award granted hereunder and the form and content of any Award Agreement; (v) determine whether, to what extent and under what circumstances Awards may be settled in cash, Shares or other property, subject to the provisions of the Plan; (vi) determine whether, to what extent and under what circumstances any Award shall be modified, amended, canceled or suspended; (vii) interpret and administer the Plan and any instrument or agreement entered into under or in connection with the Plan, including any Award Agreement; (viii) correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent that the Committee shall deem desirable to carry it into effect; (ix) establish such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the Plan; (x) determine whether any Award will have Dividend Equivalents; (xi) determine whether, to what extent, and under what circumstances cash, Shares, or other property payable with respect to an Award shall be deferred either automatically or at the election of the Participant; provided that the Committee shall take no action that would subject the Participant to a penalty tax under Section 409A of the Code; and (xii) make any other determination and take any other action that the Committee deems necessary or desirable for administration of the Plan.

(c) Decisions of the Committee shall be final, conclusive and binding on all persons or entities, including the Company, any Participant, any stockholder and any Employee or any Affiliate. A majority of the members of the Committee may determine its actions and fix the time and place of its meetings.

(d) The Committee may delegate to a committee of one or more Directors of the Company or, to the extent permitted by Applicable Law, to one or more officers or a committee of officers, the authority to grant Awards to Employees and officers of the Company who are not Directors, Covered Employees, or "officers," as such term is defined by Rule 16a–1(f) of the Exchange Act, and to cancel or suspend Awards to Employees and officers of the Company who are not Directors, Covered Employees, or "officers," as such term is defined by Rule 16a–1(f) of the Exchange Act.

ARTICLE V
OPTIONS

5.1 *Grant of Options.* Options may be granted hereunder to Participants either alone or in addition to other Awards granted under the Plan. Any Option shall be subject to the terms and conditions of this Article 5 and to such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall deem desirable.

5.2 *Award Agreements.* All Options granted pursuant to this Article 5 shall be evidenced by a written Award Agreement in such form and containing such terms and conditions as the Committee shall determine which are not inconsistent with the provisions of the Plan. Granting of an Option pursuant to the Plan shall impose no obligation on the recipient to exercise such Option. Any individual who is granted an Option pursuant to this Article 5 may hold more than one Option granted pursuant to the Plan at the same time.

5.3 *Option Price.* Other than in connection with Substitute Awards, the option price per each Share purchasable under any Option granted pursuant to this Article 5 shall not be less than 100% of the Fair Market Value of such Share on the date of grant of such Option. Other than pursuant to Section 12.2, the Committee shall not be permitted to (a) lower the option price per Share of an Option after it is granted, (b) cancel an Option when the option price per Share exceeds the Fair Market Value of the underlying Shares in exchange for another Award (other than in connection with Substitute Awards), and (c) take any other action with respect to an Option that may be treated as a repricing under the rules and regulations of the New York Stock Exchange or other exchange or quotation system on which the Shares are principally traded.

5.4 *Option Period.* The term of each Option shall be fixed by the Committee in its sole discretion; provided that no Option shall be exercisable after the expiration of ten years from the date the Option is granted.

5.5 *Exercise of Options.* Vested Options granted under the Plan shall be exercised by the Participant or by a Permitted Assignee thereof (or by the Participant's executors, administrators, guardian, beneficiary, or legal representative, or Family Members, as may be provided in an Award Agreement) as to all or part of the Shares covered thereby, by the giving of written notice of exercise to the Company or its designated agent, specifying the number of Shares to be purchased, accompanied by payment of the full purchase price for the Shares being purchased. Unless otherwise provided in an Award Agreement, full payment of such purchase price shall be made at the time of exercise and shall be made (a) in cash or by certified check or bank check or wire transfer of immediately available funds, (b) with the consent of the Committee, by tendering previously acquired Shares (either actually or by attestation, valued at their then Fair Market Value) that have been owned for a period of at least six months (or such other period to avoid accounting charges against the Company's earnings), (c) with the consent of the Committee, by delivery of other consideration (including, where permitted by law and the Committee, other Awards) having a Fair Market Value on the exercise date equal to the total purchase price, (d) with the consent of the Committee, by withholding Shares otherwise issuable in connection with the exercise of the Option, (e) with the consent of the Committee, by delivery of a properly executed exercise notice together with any other documentation as the Committee and the Participant's broker, if applicable, require to effect an exercise of the Option and delivery to the Company of the sale or other proceeds (as permitted by Applicable Law) required to pay the exercise price, , (f) through any other method specified in an Award Agreement, or (g) any combination of any of the foregoing. In connection with a tender of previously acquired Shares pursuant to clause (b) above, the Committee, in its sole discretion, may permit the Participant to constructively exchange Shares already owned by the Participant in lieu of actually tendering such Shares to the Company, provided that adequate documentation concerning the ownership of the Shares to be constructively tendered is furnished in form satisfactory to the Committee. The notice of exercise, accompanied by such payment, shall be delivered to the Company at its principal business office or such other office as the Committee may from time to time direct, and shall be in such form, containing such further provisions consistent with the provisions of the Plan, as the Committee may from time to time prescribe. In no event may any Option granted hereunder be exercised for a fraction of a Share. No adjustment shall be made for cash dividends or other rights for which the record date is prior to the date of such issuance.

5.6 *Form of Settlement.* In its sole discretion, the Committee may provide, at the time of grant, that the Shares to be issued upon an Option's exercise shall be in the form of Restricted Stock or other similar securities, or may reserve the right so to provide after the time of grant.

5.7 *Incentive Stock Options.* With respect to the Options that may be granted by the Committee under the Plan, the Committee may grant Options intended to qualify as Incentive Stock Options to any Employee of the Company or any Parent or Subsidiary, subject to the requirements of Section 422 of the Code. The Award Agreement of an Option intended to qualify as an Incentive Stock Option shall designate the Option as an Incentive Stock Option Notwithstanding anything in Section 3.1 to the contrary and solely for the purposes of determining whether Shares are available for the grant of Incentive Stock Options under the Plan, the maximum aggregate number of Shares with respect to which Incentive Stock Options may be granted under the Plan shall be ~~3,000,000 Shares plus up to an aggregate additional 1,500,000 Shares subject to and effective only upon the consummation of the Avtar Acquisition~~ 4,750,000 Shares. Notwithstanding the provisions of Section 5.3, in the case of an Incentive Stock Option granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent of the voting power of all classes of capital stock of the Company or any Parent or Subsidiary, the per Share exercise price will be no less than 110% of the Fair Market Value per Share on the date of grant. Notwithstanding the provisions of Section 5.4, in the case of an Incentive Stock Option granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent of the voting power of all classes of capital stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option will be five years from the date of grant or any shorter term specified in the Award Agreement. Notwithstanding the foregoing, if the Shares subject to an Employee's Incentive Stock Options (granted under all plans of the Company or any Parent or Subsidiary), which become exercisable for the first time during any calendar year, have a Fair Market Value in excess of $100,000, the Options accounting for this excess will be not be treated as Incentive Stock Options. For purposes of the preceding sentence, Incentive Stock Options will be taken into account in the order in which they were granted, and the Fair Market Value of the Shares will be determined as of the time of grant.

5.8 *Termination of Employment or Consulting Relationship or Directorship.* If a Participant holds exercisable Options on the date his or her Continuous Status as an Employee, Director or Consultant terminates (other than because of termination due to Cause, death or Disability), the Participant may exercise the Options that were vested and exercisable as of the date of termination until the end of the original term or for a period of 90 days following such termination, whichever is earlier (or such other period as is set forth in the Award Agreement or determined by the Committee). If the Participant is not entitled to exercise his or her entire Option at the date of such termination, the Shares covered by the unexercisable portion of the Option will revert to the Plan, unless otherwise set forth in the Award Agreement or determined by the Committee. The Committee may determine in its sole discretion that such unexercisable portion of the Option will become exercisable at such times and on such terms as the Committee may determine in its sole discretion. If the Participant does not exercise an Option within the time specified above after termination, that Option will expire, and the Shares covered by it will revert to the Plan, except as otherwise determined by the Committee.

5.9 *Disability of Participant.* If a Participant holds Options on the date his or her Continuous Status as an Employee, Director or Consultant terminates because of Disability, the Participant may exercise the Options that were vested or unvested as of the date of termination until the end of the original term or for a period of 36 months following such termination, whichever is earlier (or such other period as is set forth in the Award Agreement or determined by the Committee). If the Participant does not exercise an Option within the time specified above after termination, that Option will expire, and the Shares covered by it will revert to the Plan, except as otherwise determined by the Committee.

5.10 *Death of Participant.* If a Participant holds Options on the date his or her death, the Participant's estate or a person who acquired the right to exercise the Option by bequest or inheritance or under Section 12.3 may exercise the Options that were vested or unvested as of the date of death until the end of the original term or for a period of 36 months following the date of death, whichever is earlier (or such other period as is set forth in the Award Agreement or determined by the Committee). If the Participant's estate or a person who acquired the right to exercise the Option by bequest or inheritance or under Section 12.3 does not exercise an Option within the time specified above after termination, that Option will expire, and the Shares covered by it will revert to the Plan, except as otherwise determined by the Committee.

ARTICLE VI
STOCK APPRECIATION RIGHTS

6.1 *Grant and Exercise.* The Committee may provide Stock Appreciation Rights either alone or in addition to other Awards upon such terms and conditions as the Committee may establish in its sole discretion.

6.2 *Terms and Conditions.* Stock Appreciation Rights shall be subject to such terms and conditions, not inconsistent with the provisions of the Plan, as shall be determined from time to time by the Committee, including the following:

(a) Upon the exercise of a Stock Appreciation Right, the holder shall have the right to receive the excess of (i) the Fair Market Value of one Share on the date of exercise or such other amount as the Committee shall so determine at any time during a specified period before the date of exercise over (ii) the grant price of the right on the date of grant, which, except in the case of Substitute Awards or in connection with an adjustment provided in Section 12.2, shall not be less than the Fair Market Value of one Share on such date of grant of the right.

(b) Upon the exercise of a Stock Appreciation Right, payment shall be made in whole Shares, or cash to the extent permissible without penalty to the Participant under Section 409A of the Code.

(c) The provisions of Stock Appreciation Rights need not be the same with respect to each recipient.

(d) The Committee may impose such other conditions or restrictions on the terms of exercise and the exercise price of any Stock Appreciation Right, as it shall deem appropriate. In connection with the foregoing, the Committee shall consider the applicability and effect of Section 162(m) of the Code. Notwithstanding the foregoing provisions of this Section 6.2, but subject to Section 12.2, a Stock Appreciation Right shall not have (i) an exercise price less than Fair Market Value on the date of grant, or (ii) a term of greater than ten years. In addition to the foregoing, but subject to Section 12.2, the base amount of any Stock Appreciation Right shall not be reduced after the date of grant. The Committee shall take no action under this Article 6 that would subject a Participant to a penalty tax under Section 409A of the Code.

6.3 *Termination of Employment or Consulting Relationship or Directorship.* If a Participant holds exercisable Stock Appreciation Rights on the date his or her Continuous Status as an Employee, Director or Consultant terminates (other than because of termination due to Cause, death or Disability), the Participant may exercise the Stock Appreciation Rights that were vested and exercisable as of the date of termination until the end of the original term or for a period of 90 days following such termination, whichever is earlier (or such other period as is set forth in the Award Agreement or determined by the Committee). If the Participant is not entitled to exercise his or her entire Stock Appreciation Right at the date of such termination, the Shares covered by the unexercisable portion of the Stock Appreciation Right will revert to the Plan, unless otherwise set forth in the Award Agreement or determined by the Committee. The Committee may determine in its sole discretion that such unexercisable portion of the Stock Appreciation Right will become exercisable at such times and on such terms as the Committee may determine in its sole discretion. If the Participant does not exercise a Stock Appreciation Right within the time specified above after termination, that Stock Appreciation Right will expire, and the Shares covered by it will revert to the Plan, except as otherwise determined by the Committee.

6.4 *Disability of Participant.* If a Participant holds Stock Appreciation Rights on the date his or her Continuous Status as an Employee, Director or Consultant terminates because of Disability, the Participant may exercise the Stock Appreciation Rights that were vested or unvested as of the date of termination until the end of the original term or for a period of 36 months following such termination, whichever is earlier (or such other period as is set forth in the Award Agreement or determined by the Committee). If the Participant does not exercise a Stock Appreciation Right within the time specified above after termination, that Stock Appreciation Right will expire, and the Shares covered by it will revert to the Plan, except as otherwise determined by the Committee.

6.5 *Death of Participant.* If a Participant holds Stock Appreciation Rights on the date his or her death, the Participant's estate or a person who acquired the right to exercise the Stock Appreciation Rights by bequest or inheritance or under Section 12.3 may exercise the Stock Appreciation Rights that were vested or unvested as of the date of death until the end of the original term or for a period of 36 months following the date of death, whichever is earlier (or such other period as is set forth in the Award Agreement or determined by the Committee). If the Participant's estate or a person who acquired the right to exercise the Stock Appreciation Right by bequest or inheritance or under Section 12.3 does not exercise the Stock Appreciation Right within the time specified above after termination, that Stock Appreciation Right will expire, and the Shares covered by it will revert to the Plan, except as otherwise determined by the Committee.

ARTICLE VII
RESTRICTED STOCK AWARDS

7.1 *Grants.* Awards of Restricted Stock may be issued hereunder to Participants either alone or in addition to other Awards granted under the Plan (a **"Restricted Stock Award"**). A Restricted Stock Award shall be subject to restrictions imposed by the Committee covering a period of time specified by the Committee (the **"Restriction Period"**). The provisions of Restricted Stock Awards need not be the same with respect to each recipient. The Committee has absolute discretion to determine whether any consideration (other than services) is to be received by the Company or any Affiliate as a condition precedent to the issuance of Restricted Stock.

7.2 *Award Agreements.* The terms of any Restricted Stock Award granted under the Plan shall be set forth in a written Award Agreement which shall contain provisions determined by the Committee and not inconsistent with the Plan.

7.3 *Rights of Holders of Restricted Stock.* Except as otherwise provided in the Award Agreement, beginning on the date of grant of the Restricted Stock Award and subject to execution of the Award Agreement, the Participant shall become a shareholder of the Company with respect to all Shares subject to the Award Agreement and shall have all of the rights of a shareholder, including the right to vote such Shares and the right to receive distributions made with respect to such Shares; provided, however that any Shares or any other property (other than cash) distributed as a dividend or otherwise with respect to any Restricted Shares as to which the restrictions have not yet lapsed shall be subject to the same restrictions as such Restricted Shares.

ARTICLE VIII
OTHER STOCK UNIT AWARDS

8.1 *Other Stock Unit Awards.* Other Awards of Shares and other Awards that are valued in whole or in part by reference to, or are otherwise based on, Shares or other property (**"Other Stock Unit Awards"**) may be granted hereunder to Participants, either alone or in addition to other Awards granted under the Plan, and such Other Stock Unit Awards shall also be available as a form of payment in the settlement of other Awards granted under the Plan. Other Stock Unit Awards shall be paid in Shares or cash. Subject to the provisions of the Plan, the Committee shall have sole and complete authority to determine the Employees, Consultants and Directors to whom and the time or times at which such Other Stock Unit Awards shall be made, the number of Shares to be granted pursuant to such Awards, and all other conditions of the Awards. The provisions of Other Stock Unit Awards need not be the same with respect to each recipient.

8.2 *Terms and Conditions.* Shares (including securities convertible into Shares) subject to Awards granted under this Article 8 may be issued for no consideration or for such minimum consideration as may be required by Applicable Law. Shares (including securities convertible into Shares) purchased pursuant to a purchase right awarded under this Article 8 shall be purchased for such consideration as the Committee shall determine in its sole discretion.

ARTICLE IX
PERFORMANCE AWARDS

9.1 *Terms of Performance Awards*. Performance Awards may be issued hereunder to Participants, for no consideration or for such minimum consideration as may be required by Applicable Law, either alone or in addition to other Awards granted under the Plan. The performance criteria to be achieved during any Performance Period and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Award; provided, however, that a Performance Period shall not be shorter than six months nor longer than five years. Except as provided in Article 11 or as may be provided in an Award Agreement, Performance Awards will be distributed only after the end of the relevant Performance Period. Performance Awards may be paid in cash, Shares, other property, or any combination thereof, in the sole discretion of the Committee at the time of payment. The performance goals to be achieved for each Performance Period shall be conclusively determined by the Committee and may be based upon the criteria set forth in Section 10.2. The amount of the Award to be distributed shall be conclusively determined by the Committee. Performance Awards may be paid in a lump sum or in installments following the close of the Performance Period.

ARTICLE X
CODE SECTION 162(m) PROVISIONS

10.1 *Covered Employees*. Notwithstanding any other provision of the Plan, if the Committee determines at the time Restricted Stock, a Performance Award or an Other Stock Unit Award is granted to a Participant who is, or is likely to be, as of the end of the tax year in which the Company would claim a tax deduction in connection with such Award, a Covered Employee, then the Committee may provide that this Article 10 is applicable to such Award.

10.2 *Performance Criteria*. If Restricted Stock, a Performance Award or an Other Stock Unit Award is subject to this Article 10, then the lapsing of restrictions thereon and the distribution of cash, Shares or other property pursuant thereto, as applicable, shall be subject to the achievement of one or more objective performance goals established by the Committee, which shall be based on the attainment of specified levels, or growth, of one or any combination of the following: net sales; pretax income before allocation of corporate overhead and bonus; earnings per share; net income; division, group or corporate financial goals; return on stockholders' equity; return on assets; attainment of strategic and operational initiatives; appreciation in and/or maintenance of the price of the Shares or any other publicly–traded securities of the Company; market share; gross profits; earnings before taxes; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization ("**EBITDA**"); economic value–added models; comparisons with various stock market indices; reductions in costs, and/or return on invested capital of the Company or any Affiliate, division or business unit of the Company for or within which the Participant is primarily employed. Such performance goals also may be based solely by reference to the Company's performance or the performance of an Affiliate, division or business unit of the Company, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. In setting performance goals, the committee may specify objective adjustments to any of the foregoing measures for items that it determines will not properly reflect the Company's financial performance for these purposes, such as the write–off of debt issuance costs, pre–opening and development costs, gain or loss from asset dispositions, asset or other impairment charges, litigation settlement costs, and other non–routine items that the Committee foresees may occur during the Performance Period. The Committee may also exclude the impact of an event or occurrence which the Committee determines should appropriately be excluded, including (a) restructurings, discontinued operations and charges for extraordinary items, (b) an event either not directly related to the operations of the Company or not within the reasonable control of the Company's management, or (c) a change in accounting standards required by generally accepted accounting principles. Such performance goals shall be set by the Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m) of the Code, or any successor provision thereto, and the regulations thereunder.

10.3 *Adjustments.* Notwithstanding any provision of the Plan (other than Article 11), with respect to any Restricted Stock, Performance Award or Other Stock Unit Award that is subject to this Article 10, the Committee may adjust downward, but not upward, the amount payable pursuant to such Award, and the Committee may not waive the achievement of the applicable performance goals, except in the case of the death or Disability of the Participant or the occurrence of a Change of Control.

10.4 *Determination of Performance.* Prior to the vesting, payment, settlement or lapsing of any restrictions with respect to any Restricted Stock, Performance Award or Other Stock Unit Award that is subject to this Article 10, the Committee shall certify in writing that the applicable performance goals have been achieved to the extent necessary for such Award to qualify as "performance based compensation" within the meaning of Section 162(m)(4)(C) of the Code.

10.5 *Restrictions.* The Committee shall have the power to impose such other restrictions on Awards subject to this Article 10 as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for "performance-based compensation" within the meaning of Section 162(m)(4)(C) of the Code, or which are not inconsistent with such requirements.

ARTICLE XI
CHANGE OF CONTROL PROVISIONS

11.1 *Impact of Change of Control.* The terms of any Award may provide in the Award Agreement evidencing the Award, or the Committee may determine in its discretion, that, upon a Change of Control of the Company, (a) Options and Stock Appreciation Rights outstanding as of the date of the Change of Control immediately vest and become fully exercisable, (b) restrictions and deferral limitations on Restricted Stock lapse and the Restricted Stock become free of all restrictions and limitations and become fully vested, (c) all Performance Awards shall be considered to be earned and payable (either in full or pro-rata based on the portion of Performance Period completed as of the date of the Change of Control), and any deferral or other restriction shall lapse and such Performance Awards shall be immediately settled or distributed, (d) the restrictions and deferral limitations and other conditions applicable to any Other Stock Unit Awards or any other Awards shall lapse, and such Other Stock Unit Awards or such other Awards shall become free of all restrictions, limitations or conditions and become fully vested and transferable to the full extent of the original grant, and (e) such other additional benefits, changes or adjustments as the Committee deems appropriate **and fair** shall apply, subject in each case to any terms and conditions contained in the Award Agreement evidencing such Award. Notwithstanding any other provision of the Plan, the Committee, in its discretion, may determine that, upon the occurrence of a Change of Control of the Company, (a) each Option and Stock Appreciation Right shall remain exercisable for only a limited period of time determined by the Committee (provided that they remain exercisable for at least 30 days after notice of such action is given to the Participants), or (b) each Option and Stock Appreciation Right outstanding shall terminate within a specified number of days after notice to the Participant, and such Participant shall receive, with respect to each Share subject to such Option or Stock Appreciation Right, an amount equal to the excess of the Fair Market Value of such Share immediately prior to the occurrence of such Change of Control over the exercise price per share of such Option and/or Stock Appreciation Right; such amount to be payable in cash, in one or more kinds of stock or property (including the stock or property, if any, payable in the transaction) or in a combination thereof, as the Committee, in its discretion, shall determine. Notwithstanding the foregoing and the provisions of Section 11.2, the Committee will take no action that would subject any Participant to a penalty tax under Section 409A of the Code.

11.2 *Assumption Upon Change of Control.* Notwithstanding the foregoing, the terms of any Award Agreement may also provide that, if in the event of a Change of Control the successor company assumes or substitutes for an Option, Stock Appreciation Right, Share of Restricted Stock or Other Stock Unit Award, then each outstanding Option, Stock Appreciation Right, Share of Restricted Stock or Other Stock Unit Award shall not be accelerated as described in Sections 11.1(a), (b) and (d). For the purposes of this Section 11.2, an Option, Stock Appreciation Right, Share of Restricted Stock or Other Stock Unit Award shall be considered assumed or substituted for if following the Change of Control the award confers the right to purchase or receive, for each

Share subject to the Option, Stock Appreciation Right, Restricted Stock Award or Other Stock Unit Award immediately prior to the Change of Control, the consideration (whether stock, cash or other securities or property) received in the transaction constituting a Change of Control by holders of Shares for each Share held on the effective date of such transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the transaction constituting a Change of Control is not solely common stock of the successor company, the Committee may, with the consent of the successor company, provide that the consideration to be received upon the exercise or vesting of an Option, Stock Appreciation Right, Restricted Stock Award or Other Stock Unit Award, for each Share subject thereto, will be solely common stock of the successor company substantially equal in fair market value to the per share consideration received by holders of Shares in the transaction constituting a Change of Control. The determination of such substantial equality of value of consideration shall be made by the Committee in its sole discretion and its determination shall be conclusive and binding. Any assumption or substitution of an Incentive Stock Option will be made in a manner that will not be considered a "modification" under the provisions of Section 424(h)(3) of the Code. Notwithstanding the foregoing, on such terms and conditions as may be set forth in an Award Agreement, in the event of a termination of a Participant's employment in such successor company within a specified time period following such Change of Control, each Award held by such Participant at the time of the Change of Control shall be accelerated as described in Sections 11.1(a), (b) and (d) above.

ARTICLE XII
GENERALLY APPLICABLE PROVISIONS

12.1 *Amendment and Modification of the Plan.* The Board may, from time to time, alter, amend, suspend or terminate the Plan as it shall deem advisable, subject to any requirement for stockholder approval imposed by Applicable Law; provided that the Board may not amend the Plan in any manner that would result in noncompliance with Rule 16b-3 of the Exchange Act; and further provided that the Board may not, without the approval of the Company's stockholders, amend the Plan to (a) increase the number of Shares that may be the subject of Awards under the Plan (except for adjustments pursuant to Section 12.2), (b) expand the types of awards available under the Plan, (c) materially expand the class of persons eligible to participate in the Plan, (d) amend any provision of Section 5.3, (e) increase the maximum permissible term of any Option specified by Section 5.4, or (f) amend any provision of Section 3.2. In addition, no amendments to, or termination of, the Plan (other than by reason of the failure of stockholders to approve the Plan in the manner set forth in Section 13.12) shall in any way impair the rights of a Participant under any Award previously granted without such Participant's consent.

12.2 *Adjustments.* In the event of any merger, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property), stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting the Shares or the value thereof, such adjustments and other substitutions shall be made to the Plan and to Awards as the Committee, in its sole discretion, deems equitable or appropriate, including such adjustments in the aggregate number, class and kind of securities that may be delivered under the Plan and, in the aggregate or to any one Participant, in the number, class, kind and option or exercise price of securities subject to outstanding Awards granted under the Plan (including, if the Committee deems appropriate, the substitution of similar options to purchase the shares of, or other awards denominated in the shares of, another company) as the Committee may determine to be appropriate in its sole discretion; provided, however, that the number of Shares subject to any Award shall always be a whole number. Where an adjustment under this Section 12.2 is made to an Incentive Stock Option, the adjustment will be made in a manner which will not be considered a "modification" under the provisions of subsection 424(h)(3) of the Code.

12.3 *Transferability of Awards.* Except as provided below, and except as otherwise authorized by the Committee in an Award Agreement, no Award, and no Shares subject to Awards that have not been issued or as to which any applicable restriction, performance or deferral period has not lapsed, may be sold, assigned, transferred, pledged or otherwise encumbered, other than by will or the laws of descent and distribution, and such

Award may be exercised during the life of the Participant only by the Participant or the Participant's guardian or legal representative. Notwithstanding the foregoing, to the extent that the Committee so authorizes in the Award Agreement or otherwise, an Award other than an Incentive Stock Option may be assigned, in whole or in part, during the Participant's lifetime to one or more Family Members of the Participant. Rights under the assigned portion may be exercised by the Family Member(s) who acquire a proprietary interest in such Award pursuant to the assignment. The terms applicable to the assigned portion shall be the same as those in effect for the Award immediately before such assignment and shall be set forth in such documents issued to the assignee as the Committee deems appropriate.

(a) *Designation of Beneficiary.* A Participant may file a written designation of a beneficiary who is to receive any Awards that remain unexercised in the event of the Participant's death. If a Participant is married and the designated beneficiary is not the spouse, spousal consent will be required for the designation to be effective. The Participant may change such designation of beneficiary at any time by written notice to the Committee, subject to the above spousal consent requirement.

(b) *Effect of No Designation.* If a Participant dies and there is no beneficiary validly designated and living at the time of the Participant's death, the Company will deliver such Participant's Awards to the executor or administrator of his or her estate, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such Awards to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

(c) *Death of Spouse or Dissolution of Marriage.* If a Participant designates his or her spouse as beneficiary, that designation will be deemed automatically revoked if the Participant's marriage is later dissolved. Similarly, any designation of a beneficiary will be deemed automatically revoked upon the death of the beneficiary if the beneficiary predeceases the Participant. Without limiting the generality of the preceding sentence, the interest in Awards of a spouse of a Participant who has predeceased the Participant or whose marriage has been dissolved will automatically pass to the Participant, and will not be transferable by such spouse in any manner, including but not limited to such spouse's will, nor will any such interest pass under the laws of intestate succession.

12.4 *Termination of Employment.* The Committee shall determine and set forth in each Award Agreement whether any Awards granted in such Award Agreement will continue to be exercisable, and the terms of such exercise, on and after the date that a Participant ceases to be employed by or to provide services to the Company or any Affiliate (including as a Director), whether by reason of death, disability, voluntary or involuntary termination of employment or services, or otherwise. The date of termination of a Participant's employment or services will be determined by the Committee, which determination will be final.

12.5 *Dividend Equivalents.* Subject to the provisions of the Plan and any Award Agreement, the recipient of an Award (including any deferred Award) may, if so determined by the Committee, be entitled to receive, currently or on a deferred basis, cash, stock or other property dividends, or cash payments in amounts equivalent to stock or other property dividends on Shares ("**Dividend Equivalents**") with respect to the number of Shares covered by the Award, as determined by the Committee, in its sole discretion, and the Committee may provide that such amounts (if any) shall be deemed to have been reinvested in additional Shares or otherwise reinvested.

ARTICLE XIII
MISCELLANEOUS

13.1 *Tax Withholding.* The Company shall have the right to make all payments or distributions pursuant to the Plan to a Participant (or to the Participant's executors, administrators, guardian, beneficiary, or legal representative, or Family Members) (any such person, a "**Payee**") net of any applicable Federal, State and local taxes required to be paid or withheld as a result of (a) the grant of any Award, (b) the exercise of an Option or Stock Appreciation Rights, (c) the delivery of Shares or cash, (d) the lapse of any restrictions in connection with any Award, or (e) any other event occurring pursuant to the Plan. The Company or any Affiliate shall have the right to withhold from wages or other amounts otherwise payable to such Payee such withholding taxes as may be required by law, or to otherwise require the Payee to pay such withholding taxes. If the Payee shall fail to make such tax payments as are required, the Company or its Affiliates shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Payee or to take such other action as may be necessary to satisfy such withholding obligations. The Committee shall be authorized to establish procedures for election by Participants to satisfy such obligation for the payment of such taxes by tendering previously acquired Shares (either actually or by attestation, valued at their then Fair Market Value) that have been owned for a period of at least six months (or such other period to avoid accounting charges against the Company's earnings), or by directing the Company to retain Shares (up to the employee's minimum required tax withholding rate) otherwise deliverable in connection with the Award. If Shares acquired upon exercise of any Incentive Stock Option are disposed of in a disposition that, under Section 422 of the Code, disqualifies the holder from the application of Section 421(a) of the Code, the holder of the Shares immediately before the disposition will comply with any requirements imposed by the Company in order to enable the Company to secure the related income tax deduction to which it is entitled in such event.

13.2 *Right of Discharge Reserved; Claims to Awards.* Nothing in the Plan nor the grant of an Award hereunder shall confer upon any Employee, Consultant or Director the right to continue in the employment or service of the Company or any Affiliate or affect any right that the Company or any Affiliate may have to terminate the employment or service of (or to demote or to exclude from future Awards under the Plan) any such Employee, Consultant or Director at any time for any reason. The Company shall not be liable for the loss of existing or potential profit from an Award granted in the event of termination of an employment or other relationship. No Employee or Participant shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Employees or Participants under the Plan.

13.3 *Prospective Recipient.* The prospective recipient of any Award under the Plan shall not, with respect to such Award, be deemed to have become a Participant, or to have any rights with respect to such Award, until and unless such recipient shall have executed an agreement or other instrument evidencing the Award and delivered a copy thereof to the Company, and otherwise complied with the then applicable terms and conditions.

13.4 *Cancellation of Award.* Notwithstanding anything to the contrary contained herein, all outstanding Awards granted to any Participant may be canceled in the discretion of the Committee if the Participant's Continuous Status as an Employee, Director or Consultant is terminated for Cause, or if, after the termination of the Participant's Continuous Status as an Employee, Director, or Consultant, the Committee determines that Cause existed before such termination.

13.5 *Stop Transfer Orders.* All certificates for Shares delivered under the Plan pursuant to any Award shall be subject to such stop–transfer orders and other restrictions as the Committee may deem advisable under the provisions of this Plan, the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Shares are then listed, and any applicable federal or state securities law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

13.6 *Nature of Payments.* All Awards made pursuant to the Plan are in consideration of services performed or to be performed for the Company or any Affiliate, division or business unit of the Company. Any income or gain realized pursuant to Awards under the Plan and any Stock Appreciation Rights constitute a special incentive payment to the Participant and shall not be taken into account, to the extent permissible under Applicable Law, as compensation for purposes of any of the employee benefit plans of the Company or any Affiliate except as may be determined by the Committee or by the Board or board of directors of the applicable Affiliate.

13.7 *Other Plans.* Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required; and such arrangements may be either generally applicable or applicable only in specific cases.

13.8 *Severability.* If any provision of the Plan shall be held unlawful or otherwise invalid or unenforceable in whole or in part by a court of competent jurisdiction, such provision shall (a) be deemed limited to the extent that such court of competent jurisdiction deems it lawful, valid and/or enforceable and as so limited shall remain in full force and effect, and (b) not affect any other provision of the Plan or part thereof, each of which shall remain in full force and effect. If the making of any payment or the provision of any other benefit required under the Plan shall be held unlawful or otherwise invalid or unenforceable by a court of competent jurisdiction, such unlawfulness, invalidity or unenforceability shall not prevent any other payment or benefit from being made or provided under the Plan, and if the making of any payment in full or the provision of any other benefit required under the Plan in full would be unlawful or otherwise invalid or unenforceable, then such unlawfulness, invalidity or unenforceability shall not prevent such payment or benefit from being made or provided in part, to the extent that it would not be unlawful, invalid or unenforceable, and the maximum payment or benefit that would not be unlawful, invalid or unenforceable shall be made or provided under the Plan.

13.9 *Construction.* All references in the Plan to "**Section**," "**Sections**," or "**Article**" are intended to refer to the Section, Sections or Article, as the case may be, of the Plan. As used in the Plan, the words "**include**" and "**including**," and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words "**without limitation**."

13.10 *Unfunded Status of the Plan.* The Plan is intended to constitute an "**unfunded**" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general creditor of the Company. In its sole discretion, the Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver the Shares or payments in lieu of or with respect to Awards hereunder; provided, however, that the existence of such trusts or other arrangements is consistent with the unfunded status of the Plan.

13.11 *Governing Law.* The Plan and all determinations made and actions taken thereunder, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Delaware and construed accordingly.

13.12 *Effective Date of Plan; Termination of Plan.* The Plan shall be effective on the date of its adoption by the Board, subject to the approval of the Plan, within 12 months thereafter, by affirmative votes representing a majority of the votes cast under Applicable Laws at a duly constituted meeting of the stockholders of the Company. After the adoption of this Plan by the Board, Awards may be made, but all such Awards shall be subject to stockholder approval of this Plan in accordance with the first sentence of this Section 13.12, and no Options or Stock Appreciation Rights may be exercised prior to such stockholder approval of the Plan. If the stockholders do not approve this Plan in the manner set forth in the first sentence of this Section 13.12, this Plan, and all Awards granted hereunder, shall be null and void and of no effect. Awards may be granted under the Plan at any time and from time to time on or prior to the tenth anniversary of the effective date of the Plan (unless the Board sooner suspends or terminates the Plan under Section 12.1), on which date the Plan will expire except as to Awards then outstanding under the Plan. Notwithstanding the foregoing, unless affirmative votes representing a majority of the votes cast under Applicable Laws approve the continuation of Article 10 at the first duly constituted meeting of the stockholders of the Company that occurs in the fifth year following the **later of i) the** effective date of this **Plan or ii) the then most recent re-approval of the continuation of Article 10 of the** Plan, no Awards other than Options or Stock Appreciation Rights shall be made to Covered Employees following the date of such meeting. Except as set forth in the third sentence of this Section 13.12, outstanding Awards shall remain in effect until they have been exercised or terminated, or have expired.

13.13 *Foreign Employees.* Awards may be granted to Participants who are foreign nationals or employed outside the United States, or both, on such terms and conditions different from those applicable to Awards to Employees employed in the United States as may, in the judgment of the Committee, be necessary or desirable in order to recognize differences in local law or tax policy. The Committee also may impose conditions on the exercise or vesting of Awards in order to minimize the Company's obligation with respect to tax equalization for Employees on assignments outside their home country.

13.14 *Effect on Prior Plans*. On the approval of this Plan by the stockholders of the Company in the manner set forth in Section 13.12, the Prior Plans shall be cancelled and no further grants or awards shall be made under the Prior Plans. Grants and awards made under the Prior Plans before the date of such cancellation, however, shall continue in effect in accordance with their terms. Grants and awards made under the Individual Arrangements shall likewise continue in effect in accordance with their terms.

13.15 *Other Company Compensation Plans*. Shares available for Awards under the Plan may be used by the Company as a form of payment of compensation under other Company compensation plans, whether or not existing on the date hereof. To the extent any Shares are used as such by the Company, such Shares will reduce the then number of Shares available under Article 3 of the Plan for future Awards.

13.16 *Captions*. The captions in the Plan are for convenience of reference only, and are not intended to narrow, limit or affect the substance or interpretation of the provisions contained herein.

Appendix C

Amended and Restated Directors Deferred Compensation Plan
(Amendment To Be Voted On Is Indicated by Underline for Additions and Strikethrough Text for Deletions)

AMENDED AND RESTATED
~~HOLLYWOOD PARK~~ PINNACLE ENTERTAINMENT, INC.
DIRECTORS DEFERRED COMPENSATION PLAN

~~Hollywood Park~~ Pinnacle Entertainment, Inc., a Delaware corporation (the "Corporation"), hereby amends and restates in its entirety the Hollywood Park ~~Realty Enterprises~~, Inc. Directors Deferred Compensation Plan heretofore maintained by the Corporation, effective as of the time set forth in Section 6 below, as follows:

1. *Eligibility*. Each member of the Board of Directors of the Corporation is eligible to participate in the Plan.

2. *Participation*.

a. *Time of Election*. Six months prior to the beginning of a calendar year, commencing with calendar year 1993, each eligible Director may elect to participate in the Plan by directing that all or any part of the compensation (including fees payable for services as chairman or a member of a committee of the Board) which otherwise would have been payable currently for services rendered as a Director ("Compensation") during such calendar year and succeeding calendar years shall be credited to a deferred compensation account (the "Director's Account"). Any person who shall become a Director during any calendar year, and who was not a Director of the Corporation prior to the beginning of such calendar year, may elect, within 30 days after the Director's term begins, to defer payment of all or any part of the Director's Compensation earned during the remainder of such calendar year and for succeeding calendar years; provided, however, that such election shall only be implemented six months after the date such election is filed with the Corporation pursuant to Section 2(b). Notwithstanding the foregoing, with respect to calendar year 1992, each eligible Director may elect within two weeks after the effective date of this Plan (as described in Paragraph 6, below) to defer the Director's Compensation beginning six months after such election.

b. *Form and Duration of Election*. An election to participate in the Plan shall be made by written notice signed by the Director and filed with the Secretary of the Corporation. Such election shall specify the amount of the Director's Compensation to be deferred and specify an allocation of the deferred Compensation between cash and "Shares" as herein provided. For purposes of this Plan, "Shares" shall mean shares of the common stock of the Corporation. Such election shall continue until the Director terminates such election by signed written notice filed with the Secretary of the Corporation. Any such termination shall become effective six months after notice is given and only with respect to Compensation payable thereafter. Amounts credited to the Director's Account prior to the effective date of termination shall not be affected by such termination and shall be distributed only in accordance with the terms of the Plan.

c. *Renewal*. A Director who has terminated his election to participate may thereafter file another election to participate for the calendar year subsequent to the filing of such election and succeeding calendar years, subject to Section 2(a) hereof.

3. *The Director's Account*. All compensation which a Director has elected to defer under the Plan shall be credited, at the Director's election, to the Director's Account as follows:

a. As of the date the Director's Compensation would otherwise be payable, the Director's Account will be credited with an amount of cash equal to the amount of such Compensation which the Director elected to defer and to be allocated to cash.

b. As of the date the Director's Compensation would otherwise be payable, there shall be credited to the Director's Account the number of full and fractional Shares obtained by dividing the amount of such Compensation which the Director elected to defer and to be allocated to Shares by the average of the closing price of a Share on the principal stock exchange on which such Shares are then listed, or, if they are not then listed on a stock exchange, the average of the closing price of a Share on the NASDAQ National Market System, on the last ten business days of the calendar quarter or month, as the case may be, for which such Compensation is payable.

c. At the end of each calendar quarter there shall be credited to the Director's Account the number of full and/or fractional Shares obtained by dividing the dividends which would have been paid on the Shares credited to the Director's Account as of the dividend record date, if any, occurring during such calendar quarter if such shares had been shares of issued and outstanding Shares on such date, by the closing price of a Share on the principal stock exchange on which such Shares are then listed, or, if Shares are not then listed on a stock exchange, the closing price of a Share on the NASDAQ National Market System, on the date such dividend(s) is paid. In the case of stock dividends, there shall be credited to the Director's Account the number of full and/or fractional shares of Shares which would have been issued with respect to the Shares credited to the Director's Account as of the dividend record date if such Shares had been shares of issued and outstanding Shares on such date.

d. No fractional share interests credited to a Director's Account shall be distributed pursuant to Section 4 hereof. Instead, any fractional Shares remaining at the time the final distribution is made pursuant to paragraph 4 herein shall be converted into a cash credit by multiplying the number of fractional shares by the average of the closing price of a Share on the principal stock exchange on which Shares are then listed, or, if they are not then listed on any stock exchange, the average of the closing price of a Share on the NASDAQ National Market System, on the last ten business days prior to the date of the final distribution from the Director's Account.

e. Cash amounts credited to the Director's Account pursuant to subparagraph (a) above shall accrue interest commencing from the date the cash amounts are credited to the Director's Account at a rate per annum to be determined from time to time by the Board of Directors (the "Board"). Amounts credited to the Director's Account shall continue to accrue interest until distributed in accordance with the Plan.

The Director shall not have any interest in the cash or Shares credited to the Director's Account until distributed in accordance with the Plan.

4. *Distribution from Accounts.*

a. *Form of Election.* At the time a Director makes a participation election pursuant to paragraphs 2(a) or 2(c), the Director shall also file with the Secretary of the Corporation a signed written election with respect to the method of distribution of the aggregate amount of cash and Shares credited to the Director's Account pursuant to such participation election. A Director may elect to receive such amount in one lump-sum payment or in a number of approximately equal annual installments (provided the payout period does not exceed 15 years). The lump-sum payment or the first installment shall be paid as of the first business day of the calendar quarter immediately following the cessation of the Director's service as a Director of the Corporation. Subsequent installments shall be paid as of the first business day of each succeeding calendar quarter until the entire amount credited to the Director's Account shall have been paid. A cash payment will be made with the final distribution for any fraction of a Share in accordance with paragraph 3(d) hereof.

b. *Adjustment of Method of Distribution.* A Director participating in the Plan may, prior to the beginning of any calendar year, file another written notice with the Secretary of the Corporation electing to change the method of distribution of the aggregate amount of cash and Shares credited to the Director's Account for services rendered as a Director commencing with such calendar year. Amounts credited to the Director's Account prior to the effective date of such change shall not be affected by such change and shall be distributed only in accordance with the election in effect at the time such amounts were credited to the Director's Account.

5. *Distribution on Death.* If a Director should die before all amounts credited to the Director's Account shall have been paid in accordance with the election referred to in paragraph 4, the balance in such Account as of the date of the Director's death shall be paid promptly following the Director's death to the beneficiary designated in writing by the Director. Such balance shall be paid to the estate of the Director if (a) no such designation has been made, or (b) the designated beneficiary shall have predeceased the Director and no further designation has been made.

6. *Effective Date.* This Plan originally became effective on its approval by the shareholders of this Corporation in September, 1991. This Amended and Restated Plan shall become effective when approved by the affirmative vote of the holders of a majority of the voting shares of the Corporation present, or represented, and voting at a meeting duly held in accordance with the Delaware General Corporation Law.

7. *Shares Issuable.* The maximum number of Shares which may be issued pursuant to this Plan is ~~275,000,~~ 325,000.

8. *Limitation on Distributions.* Notwithstanding anything to the contrary in this Plan, the maximum number of Shares which can be issued pursuant to this Plan in any fiscal year is one percent (1%) of the outstanding number of Shares at the beginning of such fiscal year, except to the extent that a greater distribution is authorized by the Board (as defined below). If distributions would exceed this amount, distributions to each Director shall be reduced on a pro rata basis. Shares not distributed in any fiscal year because of this Section 8 shall be distributed as soon as possible in the next fiscal year, within the limits of this Section 8.

9. *Miscellaneous.*

a. The right of a Director to receive any amount in the Director's Account shall not be transferable or assignable by the Director, except by a beneficiary designation under Section 5, by will or by the laws of descent and distribution, or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code of 1986, as amended, or Title I of the Employee Retirement Income Security Act, or the rules thereunder, and no part of such amount shall be subject to attachment or other legal process.

b. The Corporation shall not be required to reserve or otherwise set aside funds or Shares for the payment of its obligations hereunder. The Corporation shall make available as and when required a sufficient number of Shares to meet the needs of the Plan, either by the issuance of new shares of the common stock of the Corporation, or the purchase of Shares on the open market or through private purchases, as the Corporation may determine.

c. The establishment and maintenance of, or allocation and credits, to the Director's Account shall not vest in the Director or his beneficiary any right, title or interest in and to any specific assets of the Corporation. A Director shall not have any dividend or voting rights or any other rights of a stockholder (except as expressly set forth in paragraph 3 with respect to dividends and as provided in subparagraph (g) below) until the Shares credited to a Director's Account are distributed. The rights of a Director to receive payments under this Plan shall be no greater than the right of an unsecured general creditor of this Corporation.

d. The Plan shall be administered by the Board. The Board shall have the full discretion and power to interpret provisions of the Plan, to prescribe, amend and rescind rules and regulations relating to the Plan, to compute amounts to be credited to and distributed from Directors' Accounts, and to make all other determinations it deems necessary or advisable to administer the Plan, with all such determinations being final and binding; *provided, however*, that the Board will not have the power to take any action relating to eligibility for participation in the Plan or the number of Shares to be issued to each participating Director.

e. The Board may at any time terminate the Plan or amend the Plan in any manner it deems advisable and in the best interests of the Corporation; provided, however, that (i) no amendment or termination shall impair the rights of a Director with respect to amounts then credited to the Director's Account, and (ii) no amendment shall accelerate any payments or distributions under the Plan (except with regard to *bona fide* financial hardships).

f. Each Director participating in the Plan will receive an annual statement indicating the amount of cash and number of Shares credited to the Director's Account as of the end of the preceding calendar year.

g. If adjustments are made to outstanding shares of Shares, or if outstanding shares of Shares are converted into or exchanged for, other securities or property, as a result of stock dividends, stock splits, reverse stock splits, recapitalizations, reclassifications, mergers, split-ups, reorganizations, consolidations and the like, an appropriate adjustment (as determined in good faith by the Board) will also be made in the number and kind of shares or property credited to the Director's Account, so that, when distributions are made pursuant to this Plan, the Director will receive the number and kind of securities or property to which a holder of Shares would have been entitled upon such event. In addition, if outstanding Shares are converted into or exchanged for another security, all references to "Shares" in this Plan shall be deemed to be references to such other security.

PINNACLE ENTERTAINMENT, INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ANNUAL MEETING OF STOCKHOLDERS
May 20, 2008

The undersigned hereby appoints Daniel R. Lee, Stephen H. Capp and John A. Godfrey, or any of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot and in their discretion upon such other matters as may properly come before the meeting, all of the shares of Common Stock of Pinnacle Entertainment, Inc. that the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held at 10:00 a.m., Pacific Time, on May 20, 2008, at the Four Seasons Hotel at 3960 Las Vegas Boulevard South, Las Vegas, Nevada 89119, and any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE UNDERSIGNED. IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED <u>FOR</u> THE ELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS AND <u>FOR</u> EACH PROPOSAL.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

PINNACLE

PINNACLE ENTERTAINMENT, INC.
ATTN: INVESTOR RELATIONS
3800 HOWARD HUGHES PARKWAY
LAS VEGAS, NV 89169

SUBMIT YOUR PROXY BY INTERNET - www.proxyvote.com
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ELECTRONIC DELIVERY OF FUTURE STOCKHOLDER COMMUNICATIONS
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SUBMIT YOUR PROXY BY PHONE - 1-800-690-6903
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SUBMIT YOUR PROXY BY MAIL
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TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

PNENT1 — KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

PINNACLE ENTERTAINMENT, INC.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL OF THE DIRECTOR NOMINEES AND "FOR" ITEMS 2, 3, 4 and 5.

Vote on Directors

	For All	Withhold All	For All Except
1. ELECTION OF DIRECTORS	O	O	O

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) [illegible] 06) [illegible]
02) [illegible] 07) [illegible]
03) [illegible] 08) [illegible]
04) [illegible] 09) [illegible]
05) [illegible]

Vote on Proposals

	For	Against	Abstain
2. Proposal to amend the Company's 2005 Equity and Performance Incentive Plan [illegible]	O	O	O
3. Proposal to re-approve the "performance-based" compensation provisions of the Company's 2005 Equity and Performance Incentive Plan	O	O	O
4. Proposal [illegible]	O	O	O
5. Ratification of the appointment of [illegible] as the Company's independent auditor for the [illegible] fiscal year	O	O	O

The shares represented by this proxy, when properly executed, will be voted in the manner directed herein by the undersigned Stockholder(s). **If no direction is made, this proxy will be voted FOR all of the Director nominees and FOR items 2, 3, 4 and 5.** [illegible]

	Yes	No
Please indicate if you plan to attend this meeting	O	O

[illegible]

______________________________ ______________________________
Signature [PLEASE SIGN WITHIN BOX] Date — Signature (Joint Owners) Date